FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

SSUZZAN@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3092

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

December 14, 2007

SEC MAIL PROCESSING
RECEIVED
DEC 17 2007
WASH. D.C.
161 SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Barloworld Limited
File No. 82-35039

SUPPL

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Barloworld Limited, the documents listed on Schedule A.

Kindly acknowledge receipt of the enclosed materials by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. If you have any questions, please call the undersigned at (212) 318-3092.

Very truly yours,

Steven Suzzan

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

Enclosures

cc: Sibani Mngomezulu

07028896

Schedule A

1. Form CM 29 Contents of Register of Directors and Officers, dated July 18, 2007
2. Form CM 29 Contents of Register of Directors and Officers, dated December 12, 2007
3. Form CM 15 Return of Allotment Shares, dated June 13, 2007
4. Form CM 15 Return of Allotment of Shares, dated June 29, 2007
5. Form CM 15 Return of Allotment of Shares, dated July 12, 2007
6. Form CM 15 Return of Allotment of Shares, dated September 28, 2007
7. Form CM 15 Return of Allotment of Shares, dated December 13, 2007
8. Form CM14A Return of Acquisitions by a Company of Shares Issued by It/Payments to Shareholders, dated July 9 2007
9. Form CM14A Return of Acquisitions by a Company of Shares Issued by It/Payments to Shareholders, dated October 4, 2007
10. Form CM52 Application for Exemption from Lodging Annual Financial Statements in Respect of Subsidiaries, dated September 20 2007
11. Certificate of Annual Return, dated October 1, 2007
12. Shareholders Circular, dated November 8, 2007
13. Barloworld Final Results September 07, dated November 19, 2007
14. SENS Announcement, dated July 5, 2007, entitled "Entitlement Ratio Announcement"
15. SENS Announcement, dated July 16, 2007, entitled "Changes to the Board and Committees"
16. SENS Announcement, dated July 20, 2007, entitled "Barloworld to Sell Part of Australian Coatings Business to PPG"
17. SENS Announcement, dated July 25, 2007. entitled "Disposal of Melles Griot"
18. SENS Announcement, dated July 25, 2007, entitled "South African Tax Considerations"
19. SENS Announcement, dated July 31, 2007, entitled "Update on Announced Strategic Actions"

20. SENS Announcement, dated August 6, 2007, entitled "Barloworld Disposes of Truck Center"

21. SENS Announcement, dated October 10, 2007, entitled "Preference Dividend Number 143"

22. SENS Announcement, dated October 26, 2007, entitled "Sale of Scientific Laboratory Group"

23. SENS Announcement, dated November, 8, 2007, entitled "The Proposed Unbundling"

24. SENS Announcement, dated November 14, 2007, entitled "Freeworld Coatings Limited Audited Results for the Year Ended 30 September 2007"

25. SENS Announcement, dated November 23, 2007, entitled "Results of General Meeting"

26. SENS Announcement, dated December 11, 2007, entitled "Changes to the Board"

27. SENS Announcement, dated December 12, 2007, entitled "South African Tax Considerations Regarding the Unbundling of Shares in Freeworld Coatings Limtied"

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM29

Maatskappywet, 1973, Art, 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPY
Departement van Handel
77 Meintjies Straat,
Sunnyside, Pretoria, 0002
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1)
COMPANIES REGISTRATION OFFICE
The DTI Campus (Block F Entfutfukweni)
77 Meintjies Street
Sunnyside, Pretoria, 0002
Telegraphic Address 'Maatcom'

19 JUL

BARLOWORLD LIMITED

P O BOX 782248
SANDTON
2146

Registration No. of Company
1918/000095/06

Client Ref
BAW

Lindsay M Reid

Opgawe van besonderhede soos op/
Return of particulars as at 2007 -07- 18

Verklaring/Statement

Ek,

(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op vorm CM 27 verkry is.

I, SIBANI MNGOMEZULU

(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27

Onderteken
Signed S. MNGOMEZULU
Datum
Date 2007 -07- 18

A Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	BAQWA
2 Volle voorname/Full forenames	SELBY ALAN MASIBONGE
3. Vorige van en voorname/Former surname and forenames	
4 Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available date of	Jaar Maand Dag / Year Month Day 5 1 0 5 0 4 5 5 8 3 0 8 7
5 (a) Datum van aanstelling/Date of appointment	21 January 2005
(b) Benaming/Designation	Director
6 Woonadres/Residential address	1 CARMEL AVENUE NORTHCLIFF JOHANNESBURG 2195
7 Besigheidsadres/Business address	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8. Posadres/Postal address	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9 Nasionaliteit/Nationality (indien nie Suid Afrikaans nie/If not south Africa	SOUTH AFRICAN
10. Beroep/Occupation	ADVOCATE
11 In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12 Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1 BLACKBEARD

2 PETER JOHN

3

4 Year Month Day
5 7 0 5 1 1 5 0 9 1 0 8 3

5. (a 10/05/2004

(b) Director

6 4 WOODLEA HALE BROOK GREEN, ALTRINCHAM, CHESHIRE WA15 9/7H UNITED KINGDOM

7 BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA

8 BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA

9 SOUTH AFRICAN

10. ENGINEER

11 YES

12 No Change

1 GOMERSALL

2 JOHN EDWARD

3

4 Year Month Day
4 6 0 9 0 8 5 1 1 9 1 8 2

5 (a 17/10/1989

(b) Director

6 83 MOUNT STREET BRYANSTON 2021

7 BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET, SANDTON 2196

8 P O BOX 782248 SANDTON 2146

9. BRITISH

10 CHARTERED ACCOUNTANT

11. YES

12 RESIGNATION 15/07/2007

1 LAMPRECHT

2 ANDRE JACOBUS

3

4 Year Month Day
5 2 0 9 1 9 5 1 2 6 0 8 3

5 (a 15/12/1993

(b) Director

6 227 - 7TH STREET CHARTWELL 2055

7 BARLOWORLD CORPORATE OFFICE 180 KATHERINE STR., SANDTON

8 P O BOX 782249 SANDTON 2146

9 SOUTH AFRICAN

10 ADVOCATE

11 YES

12 No Change

1. DIAMOND

2. BRANDON PETER

3.

4 Year Month Day
5 1 0 4 0 1 5 0 8 6 0 8 2

19 JUL 2007

5: (a 19/11/2001

(b) Director

6. 11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2148

7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196

8. P O BOX 2031 RIVONIA 2120

9 SOUTH AFRICAN

10.: CHIEF EXECUTIVE OFFICER

11.: YES

12.: No Change

1 HAMILTON

2. ALEXANDER GORDON KELSO

3. NONE

4 Year Month Day
0 9 4 4 9 9 5 9 9 U K

5.. (a 26/01/2007

(b) DIRECTOR

6 51 CHELSEA SQUARE LONDON SW3 6LH UNITED KINGDOM

7 BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2148

8 51 CHELSEA SQUARE LONDON SW3 6LH UNITED KINGDOM

9 BRITISH

10.. COMPANY DIRECTOR

11.. YES

12.. NO CHANGE

1 LAUBSCHER

2. MARTIN

3.

4 Year Month Day
6 0 0 1 3 0 5 0 1 6 0 8 3

5 (a 09/05/2005

(b) Director

6 24 WALDORF DR., CENTURION RES. ESTATE & COUNTRY CLUB, CENTURION

7 BARLOWORLD CORPORATE OFFICE 180 KATHERINE STR., SANDTON

8. P O BOX 66511 HIGHVELD 1 0169

9. SOUTH AFRICAN

10.. CEO

11.: YES

12.: No Change

Registration No. of Company 1918/000095/06

Client Ref BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1 1918/000095/06

1.: LEVETT
2.: MICHAEL JOHN
3.:
4.: Year Month Day
3 9 0 6 0 6 5 0 3 1 0 0 2
5.: (a) 15/11/1995
(b) Director
6.: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD LONDON W8 5UT
7.:
8.:
9.: SOUTH AFRICAN
10.: CHAIRMAN - SA MUTUAL LIFE ASS
11.: YES
12 No Change

1.: MKHABELA
2.: SIBONGILE
3.: MTHEMBU
4.: Year Month Day
5 6 0 7 3 1 0 7 3 7 0 8 2
5.: (a) 27/01/2006
(b) Director
6.: 15 STANRICH AVENUE, CYRILDENE, 2198
7.: NELSON MANDELA CHILDREN'S FUND, 27 EASTWOLD WAY, SAXONWOLD, 2196
8.: P O BOX 797, HIGHLANDS NORTH, 2037
9.: SOUTH AFRICAN
10.: Chief Executive Officer -Nelson Mandela Children's
11.: YES
12.: No Change

19 JUL 2007

1.: MUNDAY
2.: TREVOR STEWART
3.: NONE
4.: Year Month Day
4 9 0 9 1 2 5 0 8 7 0 8 8
5.: (a) 26/01/2007
(b) DIRECTOR
6.: 27 ANGUS ROAD BRYANSTON 2021
7.: BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2148
8.: P O BOX 58062 SLOANE PARK 2152
9.: SOUTH AFRICAN
10.: DIRECTOR
11.: YES
12.: NO CHANGE

1.: NTSEBEZA
2.: DUMISA BUHLE
3.:
4.: Year Month Day
4 9 1 0 3 1 5 1 2 1 0 8 3
5.: (a) 18/05/1999
(b) Director
6.: 2 SILVERDALE PINELANDS CAPE TOWN 7405
7.: 718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8.: 718 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9.: SOUTH AFRICAN
10.: JUDGE (Acting) - otherwise Practising Advocate
11.: YES
12.: APPOINTED CHAIRMAN 6/6/07

1.: NYASULU
2.: THEMBALIHLE HIXONIA
3.:
4.: Year Month Day
5 4 0 9 1 3 0 7 9 8 0 8 3
5.: (a) 26/01/2007
(b) DIRECTOR
6.: 10 SHEILA PLACE, GILLITTS 3610
7.: 410 JAN SMUTS AVENUE CRAIGHALL PARK 2196
8.: 410 JAN SMUTS AVENUE CRAIGHALL PARK 2196
9.: SOUTH AFRICAN
10.: NON-EXECUTIVE DIRECTOR
11.: YES
12.: NO CHANGE

1.: PFEIFFER
2.: STEVEN BERNARD
3.:
4.: Year Month Day
4 7 0 1 1 9 - U S A
5.: (a) 27/08/2001
(b) Director
6.: 301 NORTH VIEW TERRACE ALEXANDRIA VA USA 22301
7.: FULBRIGHT & JAWORSKI LLP 801 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8.: 801 PENNYSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9.: AMERICAN
10.: ATTORNEY
11.: NO
12.: No Change

Registration No. of Company 1918/000095/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1 RODRIGUEZ DE CASTRO GARCIA DE LOS RIOS

2. GONZALO

3

4 Year Month Day

4 2 0 7 2 / S P A I N

5.. (a 30/01/2004

(b) Director

6 MARIA DE MOLINA N° 28006 MADRID SPAIN

7. MARIA DE MOLINA N1 28006 MADRID SPAIN

8 MARIA DE MOLINA N1 28006 MADRID SPAIN

9 SPANISH

10 BUSINESSMAN

11 NO

12 No Change

1. SURGEY

2 PETER MONTAGU

3.

4 Year Month Day

5 4 1 2 0 2 5 7 0 7 0 8 6

5 (a 21/08/1995

(b) Director

6 58 BOUNDARY LANE SANDHURST 2196

7 BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196

8 P O BOX 782248 SANDTON 2146

9 SOUTH AFRICAN

10 DIRECTOR

11 YES

12 No Change

1 THOMSON

2 CLIVE BRADNEY

3

4 Year Month Day

6 6 0 5 3 1 5 0 1 5 0 8 1

5 (a 01/04/2003

(b) Director

6. 156 BRYANSTON DRIVE BRYANSTON, SANDTON

7 BARLOWORLD CORPORATE OFFICE 180 KATHERINE STR SANDTON

8 P O BOX 782248 SANDTON 2146

9 SOUTH AFRICAN

10 CHIEF EXECUTIVE OFFICER

11 YES

12 NO CHANGE

1. SHONGWE

2. OUPA ISAAC

3

4 Year Month Day

6 2 0 5 2 5 5 8 0 1 0 8 5

19 JUL 2007

5.: (a 26/01/2007

(b) DIRECTOR

6. 12 ESSENWOOD AVENUE DALECROSS 2196

7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2148

8. P O BOX 782248 SANDTON 2146

9. SOUTH AFRICAN

10 BUSINESS MANAGER

11.: YES

12 . NO CHANGE

1. THERON

2. EDWARD PHILCOX

3.

4. Year Month Day

4 1 0 4 1 7 5 0 1 6 0 0 1

5 : (a 01/05/1996

(b) Director

6. 23 WESTCLIFF ROAD HERMANUS 7200

7. C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001

8. P O BOX 2158 HERMANUS 7200

9 SOUTH AFRICAN

10.: DIRECTOR OF COMPANIES

11 YES

12.: RETIRED 16/07/2007

1. TOMKINSON

2. ROBERT CHARLES

3.

4. Year Month Day

1 9 4 1 0 7 . 1 4

5.: (a 19/11/2001

(b) Director

6 HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND

7 HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND

8 HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND

9. BRITISH

10.: DIRECTOR

11 : NO

12.: No Change

Registration No. of Company 1918/000095/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1 WILSON

2 DONALD GERT

3

4 Year Month Day

5 7 0 2 2 4 5 0 5 3 0 8 3

5 (a 29/09/2006

(b) Director

6 53 WORCESTER ROAD PARKWOOD JOHANNESBURG 2193

7 BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STR. SANDTON

8 P O BOX 782248 SANDTON 2146.

9 SOUTH AFRICAN

10 CHARTERED ACCOUNTANT

11 YES

12 No Change

1

2

3

4 Year Month Day

5 (a

(b)

6

7

8

9

10

11

12

1

2

3

4 Year Month Day

5 (a

(b)

6

7

8

9

10

11

12

1.

2.

3.

4 Year Month Day

19 JUL 2007

5 (a

(b)

6.

7.

8

9.

10.

11.

12.

1.

2.

3.

4. Year Month Day

5 (a

(b)

6.

7

8

9.

10

11.

12.

1

2.

3.

4. Year Month Day

5. (a

(b)

6.

7.

8

9.

10

11.

12.

Registration No. of Company 1918/000095/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE

1 2 3 4 Jaar Maand Dag / Year Month Day 5. (a (b)	1. 2. 3 4. Jaar Maand Dag / Year Month Day 5.. (a (b)
6 7 8 9 10 11 12	6 7 8. 9. 10 11. 12.

10 JUL 2007

B. Ouditeur/Auditor

1 Naam/Name DELOITTE & TOUCHE

2 Datum van aanstelling/Date of appointment 18/10/1927

3 Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/ Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 2007 -07- 18

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Posadres
Postal address P O BOX 702248
SANDTON
2146

Registrasie Nr. van maatskappy
Registration No of company

1918/000095/06

C. **Beamptes en Plaaslike Bestuurders/Officers and Local Managers**

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1 Van/Surname	MNGOMEZULU
2 Volle voorname/Full forenames	SIBANI
3 Vorige van en voorname/Former surname and forenames	
4 Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if no available, date of birth	Jaar/Year Maand/Month Dag/Day 7 2 0 2 1 4 6 1 2 4 0 8 1
5 (a) Datum van aanstelling/Date of appointment	30/06/2005
(b) Betiteling/Designation	Secretary
6 Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7 Woonadres/Residential address	NO. 45 FORESTDALE AMADINA ROAD DOUGLASDALE 2125
8 Besigheidsadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON
9 Posadres/Postal address	P O BOX 782248 SANDTON 2146
10 Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
11 Beroep/Occupation	GROUP SECRETARY
12 In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13 Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	NO CHANGE

10 JUL 2007

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1	1
2	2.
3	3.
4 Jaar/Year Maand/Month Dag/Day	4. Jaar/Year Maand/Month Dag/Day
5 (a	5. (a
(b)	(b)
6	6.
7	7.
8.	8
9.	9.
10	10
11	11.
12	12.
13	13..

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

2 CM29

Maatskappywet, 1973, Art, 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPY
Departement van Handel
77 Meintjies Straat,
Sunnyside, Pretoria, 0002
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
The DTI Campus (Block F - Entfutfukweni)
77 Meintjies Street
Sunnyside, Pretoria, 0002
Telegraphic Address 'Bacom'

BARLOWORLD LIMITED

P O BOX 782248
SANDTON
2146

Registration No. of Company
1918/000095/06

Client Ref
BAW

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

TO BE COLLECTED

Agent Code. BAW

Opgawe van besonderhede soos op/
Return of particulars as at 2007 -12- 12

Verklaring/Statement

Ek, (naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op vorm CM 27 verkry is.

I, SIRANI MNGOMEZULU (name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed S. MNGOMEZULU
Datum:
Date: 2007 -12- 12

A Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	BAQWA
2. Volle voorname/Full forenames	SELBY ALAN MASIBONGE
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of	Jaar/Year Maand/Month Dag/Day: 5 1 0 5 0 4 5 5 8 3 0 8 7
5 (a) Datum van aanstelling/Date of appointment	21 January 2005
(b) Betiteling/Designation	Director
6 Woonadres/Residential address	1 CARMEL AVENUE NORTHCLIFF JOHANNESBURG 2195
7 Besigheidsadres/Business address	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8. Posadres/Postal address	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9 Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not south Africa	SOUTH AFRICAN
10. Beroep/Occupation	ADVOCATE
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12 Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and	No Change

COPY

Registration No. of Company 1918/000095/06

Client Ref BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1. BLACKBEARD
2. PETER JOHN
3.
4. Year Month Day
   5705115091083
5. (a 10/05/2004
   (b) Director
6. 5 FRANCES AVENUE, MAIDENHEAD, BERKSHIRE, SL6 8NX UNITED KINGDOM
7. BARLOWORLD INDUSTRIAL DISTRIBUTION MAIDENHEAD BUSINESS PARK WESTERCOTT WAY MAIDENHEAD BERKSHIRE SL6 UNITED
8. BARLOWORLD INDUSTRIAL DISTRIBUTION MAIDENHEAD BUSINESS PARK WESTERCOTT WAY MAIDENHEAD BERKSHIRE SL6 UNITED
9. SOUTH AFRICAN
10. ENGINEER
11. YES
12. No Change

1. DIAMOND
2. BRANDON PETER
3.
4. Year Month Day
   5104015086082
5. (a 19/11/2001
   (b) Director
6. 11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB [illegible]
7. BARLOWORLD CORPORATE OFFICE 180 KATHE[illegible] 2196
8. P O BOX 2031 RIVONIA 2128
9. SOUTH AFRICAN
10. CHIEF EXECUTIVE OFFICER
11. YES
12. No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
13 DEC 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1. HAMILTON
2. ALEXANDER GORDON KELSO
3. NONE
4. Year Month Day
   094499599 UK
5. (a 26/01/2007
   (b) DIRECTOR
6. 51 CHELSEA SQUARE LONDON SW3 6LH UNITED KINGDOM
7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2146
8. 51 CHELSEA SQUARE LONDON SW3 6LH UNITED KINGDOM
9. BRITISH
10. COMPANY DIRECTOR
11. YES
12. NO CHANGE

1. LAMPRECHT
2. ANDRE JACOBUS
3.
4. Year Month Day
   5209195126083
5. (a 15/12/1993
   (b) Director
6. 227 - 7TH STREET, CHARTWELL, 2055
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STR, SANDTON
8. P O BOX 782248, SANDTON, 2146
9. SOUTH AFRICAN
10. ADVOCATE
11. YES
12. RETIRED 10/12/2007

1. LAUBSCHER
2. MARTIN
3.
4. Year Month Day
   6001305016083
5. (a 09/05/2005
   (b) Director
6. 24 WALDORF DR., CENTURION RES ESTATE & COUNTRY CLUB, CENTURION
7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STR., SANDTON
8. P O BOX 66541 HIGHVELD 1 0169
9. SOUTH AFRICAN
10. CEO
11. YES
12. No Change

1. LEVETT
2. MICHAEL JOHN
3.
4. Year Month Day
   3906065031002
5. (a 15/11/1995
   (b) Director
6. 40 MAGNOLIA LODGE, KENSINGTON GREEN, LONDON W8 5UT
7.
8.
9. SOUTH AFRICAN
10. CHAIRMAN - SA MUTUAL LIFE ASS
11. YES
12. No Change

Registration No. of Company 1918/000095/06

Client Ref BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.: MKHABELA
2.: SIBONGILE SUSAN
3.: MTHEMBU
4.: Year Month Day 5607310737082
5.: (a) 27/01/2006
(b) Director
6.: 15 STANRICH AVENUE, CYRILDENE, 2198
7.: NELSON MANDELA CHILDREN'S FUND, 27 EASTWOLD WAY, SAXONWOLD, 2198
8.: P O BOX 797, HIGHLANDS NORTH, 2037
9.: SOUTH AFRICAN
10.: Chief Executive Officer -Nelson Mandela Children's
11.: YES
12.: No Change

1.: MUNDAY
2.: TREVOR STEWART
3.: NONE
4.: Year Month Day 4909125087088
5.: (a) 26/01/2007
(b) DIRECTOR
6.: 27 ANGUS ROAD BRYANSTON 2021
7.: BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2146
8.: P O BOX 98052 SLOANE PARK 2152
9.: SOUTH AFRICAN
10.: DIRECTOR
11.: YES
12.: NO CHANGE

REGISTRATEUR VAN MAATSKAPPYE EN BESLOTE KORPORASIES 13 ... 2007 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1.: NTSEBEZA
2.: DUMISA BUHLE
3.:
4.: Year Month Day 4910315121083
5.: (a) 18/05/1999
(b) Director & Chairman
6.: 2 SILVERDALE PINELANDS CAPE TOWN 7405
7.: 718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8.: 718 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9.: SOUTH AFRICAN
10.: JUDGE (Acting) - otherwise Practising Advocate
11.: YES
12.: NO CHANGE

1.: NYASULU
2.: THEMBALIHLE HIXONIA
3.:
4.: Year Month Day 5409130798083
5.: (a) 26/01/2007
(b) DIRECTOR
6.: 10 SHEILA PLACE, GILLITTS 3610
7.: 410 JAN SMUTS AVENUE CRAIGHALL PARK 2196
8.: 410 JAN SMUTS AVENUE CRAIGHALL PARK 2196
9.: SOUTH AFRICAN
10.: NON-EXECUTIVE DIRECTOR
11.: YES
12.: NO CHANGE

1.: PFEIFFER
2.: STEVEN BERNARD
3.:
4.: Year Month Day 470119 - USA
5.: (a) 27/08/2001
(b) Director
6.: 301 NORTH VIEW TERRACE, ALEXANDRIA VA USA 22301
7.: FULBRIGHT & JAWORSKI LLP 801 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8.: 801 PENNSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9.: AMERICAN
10.: ATTORNEY
11.: NO
12.: No Change

1.: RODRIGUEZ DE CASTRO GARCIA DE LOS RIOS
2.: GONZALO
3.:
4.: Year Month Day 420727 SPAIN
5.: (a) 30/01/2004
(b) Director
6.: MARIA DE MOLINA N1 28006 MADRID SPAIN
7.: MARIA DE MOLINA N1 28006 MADRID SPAIN
8.: MARIA DE MOLINA N1 28006 MADRID SPAIN
9.: SPANISH
10.: BUSINESSMAN
11.: NO
12.: No Change

Registration No. of Company 1918/000095/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1 1918/000095/06

1. SHONCWE
2. OUPA ISAAC
3.
4. Year Month Day
6 2 0 5 2 5 5 8 0 1 0 8 5
5.: (a 26/01/2007
(b) DIRECTOR
6. 12 ESSENWOOD AVENUE, DALECROSS BENMORE 2010
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2146
8. P O BOX 782248, SANDTON 2146
9. SOUTH AFRICAN
10.: BUSINESS MANAGER
11.: YES
12.: NO CHANGE

1. SURGEY
2. PETER MONTAGU
3.
4. Year Month Day
5 4 1 2 0 2 5 7 0 7 0 8 6
5.: (a 21/08/1995
(b) Director
6. 58 BOUNDARY LANE SANDHURST 2196
7. BARLOWORLD CORPORATE OFFICE 100 KATHERINE STREET SANDTON 2196
8. P O BOX 782248 SANDTON 2146
9. SOUTH AFRICAN
10.: DIRECTOR
11.: YES
12.: No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
13 DEC 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1. THOMSON
2. CLIVE BRADNEY
3.
4. Year Month Day
6 6 0 5 3 1 5 0 1 5 0 8 1
5.: (a 01/04/2003
(b) Director
6. 186 BRYANSTON DRIVE, BRYANSTON, SANDTON
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STR., SANDTON
8. P O BOX 782248 SANDTON 2146
9. SOUTH AFRICAN
10.: CHIEF EXECUTIVE OFFICER
11. YES
12.: NO CHANGE

1. TOMKINSON
2. ROBERT CHARLES
3.
4. Year Month Day
1 9 4 1 . 0 7 . 1 4
5.: (a 19/11/2001
(b) Director
6. HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
7. HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
8. HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
9. BRITISH
10.: DIRECTOR
11.: NO
12.: No Change

1. WILSON
2. DONALD GERT
3.
4. Year Month Day
5 7 0 2 2 4 5 0 5 3 0 8 3
5.: (a 29/09/2006
(b) Director
6. 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STR., SANDTON
8. P O BOX 782248 SANDTON 2146
9. SOUTH AFRICAN
10.: CHARTERED ACCOUNTANT
11. YES
12.: No Change

1.
2.
3.
4. Year Month Day
5.: (a
(b)
6.
7.
8.
9.
10.:
11.:
12.:

Registration No. of Company | 1918/000095/00 | Client Ref | BAW

VIR SLEUTEL TOT BESONDERHEDE. KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE

1.	1.
2.	2.
3.	3.
4. Jaar Maand Dag / Year Month Day	4. Jaar Maand Dag / Year Month Day
5.: (a	5.: (a
(b)	(b)
6.	6.
7.	7.
8.	8.
9.	9.
10.:	10.:
11.:	11.:
12.:	12.:

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 13 DEC 2007 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

2007 -12- 12

B. Ouditeur/Auditor

1 Naam/Name DELOITTE & TOUCHE

2. Datum van aanstelling/Date of appointment 18/10/1927

3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/ Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer

Dated

Datum ontvang
Date received

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies

Posadres
Postal address ~~P O BOX 782248~~ ~~SANDTON~~ ~~2146~~

Registrasie Nr. van maatskappy
Registration No of company

1918/000095/06

C. **Beamptes en Plaaslike Bestuurders/Officers and Local Managers**

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1 Van/Surname	MNGOMEZULU
2 Volle voorname/Full forenames	SIBANI
3 Vorige van en voorname/Former surname and forenames	
4 Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if no available, date of birth	Jaar/Year Maand/Month Dag/Day 7 2 0 2 1 4 6 1 2 4 0 8 1
5 (a) Datum van aanstelling/Date of appointment	30/06/2005
(b) Betiteling/Designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7 Woonadres/Residential address	NO. 45 FORESTDALE AMADINA ROAD DOUGLASDALE 2125
8 Besigheidsadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON
9 Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	SOUTH AFRICAN
11 Beroep/Occupation	GROUP SECRETARY
12 In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13 Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	NO CHANGE

MAATSKAPPYE EN BESLOTE KORPORASIES 13 2007 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1	1.
2	2.
3.	3.
4. Jaar/Year Maand/Month Dag/Day	4. Jaar/Year Maand/Month Dag/Day
5. (a	5. (a
(b)	(b)
6.	6.
7	7.
8	8
9	9.
10	10.
11.	11
12.	12.
13 .	13.

COPY

Form CM 15

TO BE COLLECTED

Agent Code: BAW

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 13 JUNE 2007

2. Authorised capital of company:

02 JUL 2...

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREFS	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
203 370 218	ORDINARY	R0.05	R10 168 510.90
375 000	6% CUM PREFS	R2.00	R750 000.00
Total		Total	R10 918 510.90

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 918 510.90
Stated capital R
Premium account R 219 367 793.95
Total issued capital R R230 286 304.85

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
202 911	ORDINARY	R0.05	R51.66897433	R10 494 348.80
	Total(s)		Total(s)	R10 494 348.80

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
AS PER ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
203 573 129	ORDINARY	R0.05	R1.1290880988522	R229 851 997.20	R10 178 656.45
375 000	6% CUM PREFS	R2.00			R750 000.00
	Total		Total		R10 928 656.45

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 928 656 45

Stated capital R

Premium account R 229 851 997.20

Total issued capital R 240 780 653.65

Certified correct.

Date 13 JUN 2007

Signature [signature] ~~Director/Manager~~/Secretary
S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated 13 JUNE 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

TO BE COLLECTED

Agent's code BAW

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

COPY

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 22 JUNE 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
375 000	6% CUM PREFS	R2.00	R1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
09 JUL 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
203 573 129	ORDINARY	R0.05	R10 178 656.45
375 000	6% CUM PREFS	R2.00	R750 000.00
Total		Total	R10 928 656.4[illegible]

Summary of issued capital prior to allotment:

Amount of issued paid up capital R 10 9[illegible]8 656.45

Stated capital R

Premium account R 22[illegible] 997.20

Total issued capital R 240 [illegible]

REGISTRATEUR VAN BESLOTE KO... REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS [illegible] JUL 2007

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
226 595	ORDINARY	R0.05	R47.62853262	R10 803 717.10
	Total(s)		Total(s)	R10 803 717.10

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital (excluding premium)
203 799 724	ORDINARY	R0.05	R1.1807885694193	R240 644 384.55	R10 [illegible]
375 000	6% CUM PREFS	R2.00			R750 000.00
Total			Total	R240 644 384.55	R10 939 986 20

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
03 JUL 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 939 986 20

Stated capital R

Premium account R 240 644 384.55

Total issued capital R 251 584 370 75

Certified correct.

Date 29 JUN 2007

Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

S. MNGOMEZULU

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated 22 JUNE 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

TO BE COLLECTED

BAR

5

Form CM 15

13 JUL 2007

COPY

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

1918/00095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 22 JUNE 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
375 000	6% CUM PREFS	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
			13 JUN 2007
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
203 799 724	ORDINARY	R0.05	R10 189 986.20
375 000	6% CUM PREFS	R2.00	R750 000.00
Total		Total	R10 939 986.20

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 939 986.20
Stated capital R
Premium account R 14 426 690.91
Total issued capital R 25 366 677.11

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
37 832	ORDINARY	R0.05	58 00243709	R2 196 239 80
	Total(s)		Total(s)	R2 196 239.80

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
AS PER ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
203 837 556	ORDINARY	R0.05	R0.0815408122216	R16 621 039.11	R10 941 877.80
375 000	6% CUM PREFS	R2.00			
	Total		Total	R16 621 039.11	R10 941 877.80

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 941 877.80

Stated capital R

Premium account R 16 621 039.11

Total issued capital R 27 562 916.91

Certified correct.

Date 2007-07-12

Signature [signature]

~~Director/Manager~~/Secretary

S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated 2007-06-22

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

6

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

COPY

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS 2007-10-05

1. Date of allotment of shares: 17 AUGUST 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREFS	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
203 837 556	ORDINARY	R0.05	R10 191 877.80
375 000	6% CUM PREFS	R2.00	R750 000.00
Total		Total	R10 941 877.80

REGISTRATEUR VAN MAATSKAPPE EN VAN BESLOTE KORPORASIES 2007 -10- 05 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 10 941 877.80
Stated capital	R NOT APPLICABLE
Premium account	R NIL
Total issued capital	R 10 941 877.80

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
5832	ORDINARY	R0.05	R31.63179012	R184 768.20
	Total(s)		Total(s)	R184 768.20

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -10- 05
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
203 843 388	ORDINARY	R0.05	R0.0009049918264	R184 476.60	R10 192 169.40
375 000	6% CUM PREFS	R2.00	NIL		R750 000.00
204 218 388	Total		Total	R184 476.60	R10 942 169 40

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 942 169 40

Stated capital R NOT APPLICABLE

Premium account R 184 476 60

Total issued capital R R11 126 646.00

Certified correct.

Date 2 6 SEP 2007

Signature [signature]

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated 17 AUGUST 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782240

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

TO BE COLLECTED

agent Code: BAW

"COPY"

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

7

Registration No. of company

1918/000095/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
13 DEC 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 26 NOVEMBER 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6 % CUM PREF	R2.00	R1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
203,843,388	ORDINARY	R0.05	R10 192 169.40
375 000	6 % CUM PREF	R2.00	R750 000.00
Total		Total	R10 942 169.40

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 942 169.40
Stated capital R
Premium account R 184 476.60
Total issued capital R 11 126 646.00

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
28551	ORDINARY	R0.05	R25.99083745	R743 491.95
	Total(s)		Total(s)	R743 491.95

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value			
Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value					
Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Amount of paid-up capital excluding premium
203 871 939	ORDINARY	R0.05	0.0045447205954	926 541.00	R10 193 596.95
375 000	6% CUM PREFS	R2.00	NIL		R750 000.00
	Total			Total	R10 943 596.95

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
13 DEC 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 943 596.95

Stated capital R NOT APPLICABLE

Premium account R 926 541.00

Total issued capital R 11 870 137.95

Certified correct.

Date 13 DEC 2007

Signature [signature]

~~Director~~/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word)

CM 15

Acknowledgment of receipt of return of allotments, dated 26 NOVEMBER 2007

Name of Company BARLOWORLD LIMITED

Postal Address TO BE COLLECTED

TO BE COLLECTED

SAM

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm / Form CM 14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ~~ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT~~/PAYMENTS TO SHAREHOLDERS

Agent Code: [illegible]

8

(Artikels/Sections 85, 87, 90)

COPY

Registrasienommer van Maatskappy
Registration Number of Company: 1918/000095/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
09 JUL 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Naam van Maatskappy
Name of Company: BARLOWORLD LIMITED

Acquisition/payment date:
Verkrygings/betalingsdatum: 2 JULY 2007

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREFS	R2.00	R1 000 000.00
		Totaal Total	R 16 000 000.00

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions ~~by a company of shares issued by it~~/payments to shareholders, dated

Naam van Maatskappy
Name of Company: BARLOWORLD LIMITED

Posadres
Postal address: P.O. BOX 782248, SANDTON, 2146

Datum van ontvangs deur Registrateur van Maatskappye *Date of receipt by Registrar of Companies*
Datumstempel van Registrasiekantoor vir Maatskappye *Date stamp of Companies Registration Office*
Registrateur van Maatskappye *Registrar of Companies*

2. Uitgereikte kapitaal van maatskappy soos die opgawe van toewysings gedateer 22 JUNE 2007 aangetoon
Issued capital of company as shown on the return of allotments dated

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
203 799 724	ORDINARY	R0.05	R10 189 986.20
375 000	6% CUM PREFS	R2.00	R750 000.00
		Totaal Total	R10 939 986.20

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
09 JUL 2007
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments.

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital R 10 939 986.20

Verklaarde kapitaal – Stated capital R NOT APPLICABLE

Premierekening – Premium account R 240 644 384.55

Totale uitgereikte kapitaal – Total issued capital R 251 584 370.75

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4

Payment in terms of section 90 of the Companies Act, No. 61 of 1973, as amended, to the ordinary shareholders of the company in the total amount of R356 649 517.00, of which R226 217 693.64 was paid out of the company's share premium account, and R130 431 823.36 of which was paid out of the company's distributable reserves; and the reduction of the company's share premium account by R226 217 693.64 to R14 426 690.91

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of ~~acquisition of own shares issued by the company/~~payments to shareholders.

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
		Totaal Total	

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

REGISTRATEUR VAN BESLOTE ... 09 JUL 2007 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
203 799 724	ORDINARY	R0.05	R10 189 986.20
375 000	6% CUM PREFS	R2.00	R750 000.00
		Totaal Total	R10 939 986.20

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital .... R 10 939 986.20

Verklaarde kapitaal – Stated capital .... R NOT APPLICABLE

Premierekening – Premium account .... R 14 426 690.91

Totale uitgereikte kapitaal – Total issued capital .... R 25 366 677.11

Datum
Date 06 JUL 2007

Korrek gesertifiseer
Certified correct
Handtekening
Signature [signature]

Rubberstempel van maatskappy, as daar is, of van sekretarisse
Rubber stamp of company, if any, or of secretaries

Direkteur Bestuurder Sekretaris – ~~Director/Manager~~/Secretary
S. MNGOMEZULU

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm / Form CM 14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

9

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy Registration Number of Company
1918/000095/06

COPY

Naam van Maatskappy / Name of Company: BARLOWORLD LIMITED

~~Acquisition/~~Payment date / Verkrygings/betalingsdatum: 16 JULY 2007

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
		Totaal / Total	R16 000 000.00

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -10- 04
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy / Name of Company: BARLOWORLD LIMITED

Posadres / Postal address: PO BOX 782246, SANDTON, 2146

Datum van ontvangs deur Registrateur van Maatskappye *Date of receipt by Registrar of Companies*
Datumstempel van Registrasiekantoor vir Maatskappye *Date stamp of Companies Registration Office*
Registrateur van Maatskappye *Registrar of Companies*

2. Uitgereikte kapitaal van maatskappy soos die opgawe van toewysings gedateer 12 JULY 2007 aangetoon
Issued capital of company as shown on the return of allotments dated

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
203 837 556	ORDINARY	R0.05	R10 191 877.80
375 000	6% CUM PREF	R2.00	R750 000.00
		Totaal Total	R10 941 877.80

REGISTRATEUR VAN MAATSKAPPE EN VAN BESLOTE KORPORASIES
2007 -10- 04
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital .... R 10 941 877.80

Verklaarde kapitaal – Stated capital .... R NOT APPLICABLE

Premierekening – Premium account .... R 16 621 039.11

Totale uitgereikte kapitaal – Total issued capital .... R 27 562 916.91

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4 .... PAYMENT IN TERMS OF SECTION 90 OF THE COMPANIES ACT, 1973, AS AMENDED, TO THE ORDINARY SHAREHOLDERS OF THE COMPANY IN AN AMOUNT OF R16 621 039.11 OUT OF THE COMPANY'S SHARE PREMIUM ACCOUNT AND THE REDUCTION OF THE COMPANY'S SHARE PREMIUM ACCOUNT BY R16 621 039.11 TO RNIL, AS AT THE DATE OF PAYMENT BEING 16 JULY 2007.

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of ~~acquisition of own shares issued by the company~~/payments to shareholders.

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
		Totaal Total	

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

REGISTRATEUR VAN MAATSKAPPE EN VAN BESLOTE KORPORASIES
2007 -10- 04
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
203 837 556	ORDINARY	R0.05	R10 191 877.80
375 000	6% CUM PREF	R2.00	R750 000.00
		Totaal Total	R10 941 877.80

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital	R 10 941 877.80
Verklaarde kapitaal – Stated capital	R NOT APPLICABLE
Premierekening - Premium account	R NIL
Totale uitgereikte kapitaal – Total issued capital	R 10 941 877.80

Datum
Date 27 SEP 2007

Korrek gesertifiseer
Certified correct
Handtekening
Signature

Rubberstempel van maatskappy, as daar is, of van sekretarisse
Rubber stamp of company, if any, or of secretaries

Direkteur/~~Bestuurder~~/Sekretaris ~~Director/Manager~~/Secretary

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

2007-09-17
Lindsay M Reid

Application for exemption from lodging annual financial statements in respect of subsidiaries (to be lodged in duplicate)

[Section 302 (4a)]

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
20 SEP 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of Company 1918/000095/06

Revenue stamp or revenue franking machine impression R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007-08-02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of holding company BARLOWORLD LIMITED (previously Barlow Limited)

Names of subsidiary private companies	*Registration numbers of subsidiaries*
BLAJOHN TIMBERS (PTY) LTD	1961/002512/07
~~BARLOWORLD MOTOR (PTY) LTD~~	~~1946/021661/07~~
~~BARLOWORLD EQUIPMENT (PTY) LTD~~	~~1970/015489/07~~
~~BARLOWORLD AUTOMOTIVE COATINGS (PTY) LTD~~	~~1947/024248/07~~
~~BARLOWORLD PLASCON (CAPE) (PTY) LTD~~	~~1948/029629/07~~
~~BARLOWORLD PLASCON (COASTAL) (PTY) LTD~~	~~1967/005384/07~~
~~BARLOWORLD PLASCON SOUTH AFRICA (PTY) LTD~~	~~1945/019549/07~~
~~BARLOWORLD ROBOR (PTY) LTD~~	~~1922/007098/07~~
~~BARLOWORLD LOGISTICS (PTY) LTD~~	~~1995/005644/07~~ Partnership? dissolved

Application is made by the above mentioned holding company to be exempted from lodging with the Registrar annual financial statements in respect of the above-mentioned subsidiary private companies. The reasons for making this application are:

SEE ANNEXURE A ATTACHED

(Separate sheets may be used)

BARLOWORLD TRUST COMPANY LIMITED
Secretaries

To be completed by company

Application to Registrar by company for exemption from lodging annual financial statements in respect of subsidiaries.

Dated

TO BE COLLECTED

Agent Code: BAW

Name of company BARLOWORLD LIMITED
P O BOX 782248
Postal address SANDTON 2146

Approved
Not approved
Registrar of Companies
Date stamp of Companies Registration Office

If approved, the exemption is only valid for a period of two years from this date.

Not valid unless stamped by Registrar of Companies

Certificate issued by the Registrar of Companies & Close Corporations on Monday, October 01, 2007 09:02
Certificate of Annual Return for period: 2007/08

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of dti group

11

Registration number	1918/000095/06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	
Enterprise Translated Name	
Enterprise Trading Name	
Main Business	
Standard Industrial Classification(s)	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Financial year end	September
Financial Statements	
Holding Company	
Annual General Meeting	
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Postal Address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146
Telephone Number	
Fax Number	
Website (URL)	
Email Address	
Cell Number	

Auditor

Name	DELOITTE AND TOUCHE	
	Status	Current

Type	Auditor
Profession	Chartered Accountants
Profession Number	902276
Business Address	THE WOODLANDS CORNER WOODLAND AND KELVIN DRIVE WOOMEAD 2199
Postal Address	PRIVATE BAG X6 GALLO MANOR 2052
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	28/10/1929

Company Secretary

First Names **SIBANI**

Surname **MNGOMEZULU**

Initials	S
ID Number	7202146124081
Country (of residence)	South Africa
Status	Active
Profession / Occupation	SECRETARY
Business Address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2146
Postal Address	P O BOX 782248 SANDTON 2146
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	30/06/2005

Directors / Officers / Local Managers

First Names **MICHAEL JOHN**

Surname **LEVETT**

Initials	M J
ID Number	3906065031002
Date of Birth	06/06/1939

	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CHAIRMAN-SA MUTUAL LIFE ASSOCIATION
	Business Address	40 MAGNOLIA LODGE KENSINGTON GREEN MARLOES ROAD LONDON W8 5UT 5214
	Residential Address	40 MAGNOLIA LODGE KENSINGTON GREEN MARLOES ROAD LONDON W8 5UT 5214
	Postal Address	40 MAGNOLIA LODGE KENSINGTON GREEN MARLOES ROAD LONDON W8 5UT 5214
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	15/11/1995
First Names	PETER MONTAGU	
Surname	SURGEY	
	Initials	P M
	ID Number	5412025707086
	Date of Birth	12/02/1954
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CHIEF EXECUITVE
	Business Address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
	Residential Address	58 BOUNDARY LANE SANDHURST 2196
	Postal Address	P O BOX 782248 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	
	Email	

	Start Date	21/08/1995
First Names	DUMISA BUHLE	
Surname	NTSEBEZA	
	Initials	D B
	ID Number	4910315121083
	Date of Birth	03/11/1949
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	JUDGE
	Business Address	718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
	Residential Address	2 SILVERDALE PINELANDS CAPE TOWN 7405
	Postal Address	718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	18/05/1999
First Names	STEVEN BERNARD	
Surname	PFEIFFER	
	Initials	S B
	ID Number	4701190000000
	Date of Birth	19/01/1947
	Coutry (of residence)	United States
	Status	Active
	Profession / Occupation	ATTORNEY
	Business Address	FULBRIGHT AND JAWORSKI PENNSYLAVIA AVENUE WASHINGTON OOOO
	Residential Address	301 NORTH VIEW TERRACE ALEXANDRIA VA USA 22301 OOOO
	Postal Address	

		801 PENNYSYLVANIA AVENUE NW WASHINGTON DC,20004 USA OOOO
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	27/08/2001
First Names	ROBERT CHARLES	
Surname	TOMKINSON	
	Initials	R C
	ID Number	4107140000000
	Date of Birth	14/07/1941
	Coutry (of residence)	United Kingdom
	Status	Active
	Profession / Occupation	DIRECTORDIAMOND
	Business Address	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND OOOO
	Residential Address	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND OOOO
	Postal Address	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND OOOO
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	19/11/2001
First Names	BRANDON PETER	
Surname	DIAMOND	
	Initials	B P
	ID Number	5104015066082
	Date of Birth	01/04/1951
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CHIEF EXECUTIVE OFFICER
	Business Address	BARLOWORLD CORPORATE OFFICE

		180 KATHERINE STREET SANDTON 2196
	Residential Address	11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2196
	Postal Address	PO BOX 2031 RIVONIA 2128
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	19/11/2001
First Names	CLIVE BRADNEY	
Surname	THOMSON	
	Initials	C B
	ID Number	6605315015081
	Date of Birth	31/05/1966
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	GROUP FINANCIAL MANAGER
	Business Address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
	Residential Address	186 BRYANSTON DRIVE BRYANSTON SANDTON 2196
	Postal Address	P O BOX 782248 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	01/04/2003
First Names	ANDRE JACOBUS	
Surname	LAMPRECHT	
	Initials	A J
	ID Number	5209195126083
	Date of Birth	

		19/09/1952
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	EXECUTIVE DIRECTOR
	Business Address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
	Residential Address	227 -7TH STREET CHARTWELL 2055
	Postal Address	P O BOX 782248 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	15/12/1993
First Names	GONZALO	
Surname	RODRIGUEZ DE CASTRO GARCIA DE LO	
	Initials	G
	ID Number	4207270000000
	Date of Birth	27/07/1942
	Coutry (of residence)	
	Status	Active
	Profession / Occupation	BUSINESSMAN
	Business Address	MARIA DE MOLINA N1 28006 MADRID SPAIN OOOO
	Residential Address	MARIA DE MOLINA N1 28006 MADRID SPAIN OOOO
	Postal Address	MARIA DE MOLINA N1 28006 MADRID SPAIN OOOO
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	30/01/2004
First Names	OUPA ISAAC	

Surname	**SHONGWE**	
	Initials	O I
	ID Number	6205255801085
	Date of Birth	24/02/1957
	Coutry (of residence)	
	Status	Active
	Profession / Occupation	
	Business Address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2146
	Residential Address	12 ESSENWOOD AVENUE DALECROSS 2196
	Postal Address	P O BOX 782248 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	26/01/2007
First Names	**PETER JOHN**	
Surname	**BLACKBEARD**	
	Initials	P J
	ID Number	5705115091083
	Date of Birth	11/05/1957
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	ENGINEER
	Business Address	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA 2196
	Residential Address	4WOODLEA HALE BROOK GREEN ALTRICHAM CHESHIRE WA15 8WH OOOO
	Postal Address	BARLOWORLD SCIENTIFIC TILLING DRIV STONE STAFFORDSHIRE ST15 0SA 2146
	Telephone number	
	Fax number	

	Cell Number	
	Email	
	Start Date	**10/05/2004**
First Names	**SELBY ALAN MASIBONGE**	
Surname	**BAQWA**	
	Initials	**S A M**
	ID Number	**5105045583087**
	Date of Birth	**04/05/1951**
	Coutry (of residence)	**South Africa**
	Status	**Active**
	Profession / Occupation	**ADVDATE**
	Business Address	**BLOCK A NEDCOR SANDTON 135 RIVINIA ROAD SANDOWN 2196**
	Residential Address	**1 CARMEL AVENUE NORTHCLIFF JOHANNESBURG 2195**
	Postal Address	**POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**21/01/2005**
First Names	**MARTIN**	
Surname	**LAUBSCHER**	
	Initials	**M**
	ID Number	**6001305016083**
	Date of Birth	**30/01/1960**
	Coutry (of residence)	**South Africa**
	Status	**Active**
	Profession / Occupation	**CEO**
	Business Address	**BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196**
	Residential Address	**24 WALDORF DRIVE CENTURION RES ESTATE & COUNTRY CLUB CENTURION**

		0046
	Postal Address	P O BOX 66511 HIGHVELD 0169
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	09/05/2005
First Names	SIBONGILE	
Surname	MKHABELA	
	Previous Surname (if applicable)	MTHEMBU
	Initials	S
	ID Number	5607310737082
	Date of Birth	31/07/1956
	Coutry (of residence)	
	Status	Active
	Profession / Occupation	
	Business Address	NELSON MANDELA CHILDREN'S FUND 27 EASTWOLD WAY SAXONWOLD 2196
	Residential Address	15 STANRICH AVENUE CYRILDENE 2198
	Postal Address	P O BOX 797 HIGHLANDS NORTH 2037
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	27/01/2006
First Names	DONALD GERT	
Surname	WILSON	
	Initials	D G
	ID Number	5702245053083
	Date of Birth	24/02/1957
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CA
	Business Address	BARLOWORLD CORPORATE OFFICE

		180 KATHERINE STREET SANDTON 2148
	Residential Address	50 WORCESTER ROAD PARKWOOD JOHANNESBURG 2193
	Postal Address	P O BOX 782248 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	29/09/2006
First Names	ALEXANDER GORDON KELSO	
Surname	HAMILTON	
	Initials	A G K
	ID Number	0944995990000
	Date of Birth	24/02/1957
	Coutry (of residence)	
	Status	Active
	Profession / Occupation	
	Business Address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2148
	Residential Address	51 CHELSEA SQUARE LONDON SW3 6LH UNITED KINGDOM 0000
	Postal Address	51 CHELSEA SQUARE LONDON SW3 6LH UNITED KINGDOM 0000
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	26/01/2007
First Names	TREVOR STEWART	
Surname	MUNDAY	
	Initials	T S
	ID Number	4909125087088
	Date of Birth	24/02/1957

Coutry (of residence)	
Status	**Active**
Profession / Occupation	
Business Address	**BARLOWORLD CORPORATE OFFICE** **180 KATHERINE STREET** **SANDTON** **2146**
Residential Address	**27 ANGUS ROAD** **BRYANSTON** **2021**
Postal Address	**PO BOX 98052** **SLOANE PARK** **2152**
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	**26/01/2007**

First Names **THEMBALIHLE HIXONIA**

Surname **NYASULU**

Initials	**T H**
ID Number	**5409130798083**
Date of Birth	**24/02/1957**
Coutry (of residence)	
Status	**Active**
Profession / Occupation	
Business Address	**410 JAN SMUTS AVENUE** **CRAIGHALL PARK** **2196**
Residential Address	**10 SHEILA PLACE** **GILLITTS** **3610**
Postal Address	**410 JAN SMUTS AVENUE** **CRAIGHALL PARK** **2196**
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	**26/01/2007**

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions and interpretations on pages 7 to 10 of this circular apply throughout this circular, including this cover page.

Action required

Full details of the action required by Barloworld shareholders is set out on pages 2 and 3 of this circular.

Barloworld
Leading brands

12

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
Ordinary share code: BAW ISIN: ZAE000026639
Preference share code: BAWP ISIN: ZAE000026647

CIRCULAR TO BARLOWORLD ORDINARY SHAREHOLDERS AND PREFERENCE SHAREHOLDERS,

regarding:

- **the proposed distribution on the unbundling date of all the shares held by Barloworld in Freeworld Coatings, as at the record date, to Barloworld ordinary shareholders, in the entitlement ratio of 1:1, in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act; and**
- **the granting of shareholder approval to make the distribution of such Freeworld Coatings shares as required by the articles and the Listings Requirements;**

and incorporating:

- **a notice convening a general meeting of Barloworld shareholders (*yellow*); and**
- **a form of proxy (for use by certificated shareholders and dematerialised shareholders with "own-name" registration only) (*blue*).**

Investment bank and transaction sponsor

Standard Bank

Attorneys

Bowman Gilfillan Attorneys

Reporting accountants, tax advisors and independent auditors

Deloitte.
Deloitte & Touche
Registered Auditors

Sponsor

JPMorgan
J.P. Morgan Equities Limited
(Registration number 1995/011815/06)

Date of issue: 8 November 2007

This circular is only available in English. Copies may be obtained from the investment bank and transaction sponsor and the transfer secretaries, whose addresses are set out in the "Corporate Information and Advisors of Barloworld" section of this circular.

CORPORATE INFORMATION AND ADVISORS OF BARLOWORLD

Secretary and registered office of Barloworld

Sibani Mngomezulu
Barloworld Limited
(Registration number 1918/000095/06)
180 Katherine Street
Sandton, 2146
Johannesburg, South Africa

Investment bank and transaction sponsor

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
3 Simmonds Street
Johannesburg, 2001
South Africa
(PO Box 61344, Marshalltown, 2107)

Reporting accountants, tax advisors and independent auditors

Deloitte & Touche
Deloitte Place
The Woodlands
Woodland Drive
Woodmead, 2052
Johannesburg, South Africa
(Private Bag X6, Gallo Manor, 2052)

Transfer secretaries (Namibia)

Transfer Secretaries (Proprietary) Limited
(Registration number 93/713)
Shop 8, Kaiser Krone Centre
Post Street Mall
Windhoek, Namibia
(PO Box 2401, Windhoek, Namibia)

Sponsor

JPMorgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Illovo, 2196
Johannesburg, South Africa
(PO Box 934, Johannesburg, 2000)

Date of incorporation

29 August 1918

Registered office of Freeworld Coatings

Freeworld Coatings Limited (previously known as Aletris Investment Holdings No.1 Limited)
(Registration number 2007/021624/06)
180 Katherine Street
Sandton, 2146
Johannesburg, South Africa

Attorneys

Bowman Gilfillan Inc.
(Registration number 1998/021409/21)
165 West Street
Sandton, 2146
Johannesburg, South Africa
(PO Box 785812, Sandton, 2146)

Transfer secretaries (South Africa)

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street,
Johannesburg, 2001
South Africa
(PO Box 4844, Johannesburg, 2000)

Transfer secretaries (United Kingdom)

Equiniti Limited
Aspect House, Spencer Road,
Lancing, West Sussex,
BN99 6DA, England

Place of incorporation

Pretoria, South Africa

TABLE OF CONTENTS

The definitions and interpretations on pages 7 to 10 of this circular apply throughout this circular, including this Table of Contents.

ACTION REQUIRED BY BARLOWORLD SHAREHOLDERS

The definitions and interpretations on pages 7 to 10 of this circular apply throughout this circular, including this "Action Required by Barloworld Shareholders".

This circular contains information relating to the unbundling. To this end, a general meeting of Barloworld shareholders will be held at 12:00 on Friday, 23 November 2007 at the registered office of Barloworld, 180 Katherine Street, Sandton. A notice convening the general meeting (*yellow*) is attached to and forms part of this circular.

Please take careful note of the following provisions regarding the action required by Barloworld shareholders in relation to this circular and specifically the general meeting. If you are in any doubt as to what action to take, you should consult your CSDP, broker, banker, attorney, accountant or other professional advisor immediately.

If you have disposed of all your shares in Barloworld, this circular, together with the attached form of proxy (*blue*), should be handed to the purchaser of such shares or to the CSDP, broker, banker or other agent through whom the disposal was effected.

If you hold Barloworld ordinary shares on the day of the general meeting, you are entitled to attend the general meeting in person and to vote, or abstain from voting, all your ordinary shares on both of the resolutions proposed at the general meeting.

If you hold Barloworld preference shares on the day of the general meeting, you are entitled to attend the general meeting in person and to vote, or abstain from voting, all your preference shares on ordinary resolution number 1, contained in the notice of general meeting attached to this circular.

1. IF YOU HOLD DEMATERIALISED SHARES:

- With "own-name" registration

  You are entitled to attend in person, or be represented by proxy, at the general meeting. If you are unable to attend the general meeting in person, but wish to be represented thereat, you must complete and return the attached form of proxy (*blue*), in accordance with the instructions contained therein, to be received by any of the transfer secretaries by no later than 12:00 on Wednesday, 21 November 2007.

- Without "own-name" registration

  You are entitled to attend in person, or be represented, at the general meeting. You must not, however, complete the attached form of proxy (*blue*). In accordance with the agreement between you and your CSDP or broker, you must advise your CSDP or broker timeously if you wish to attend in person or if you wish to be represented at the general meeting and your CSDP or broker will provide you with the necessary letter of representation for you or your proxy to attend the general meeting.

  If your CSDP or broker has not contacted you, you are advised to contact your CSDP or broker and provide it with your voting instructions in the manner and by the cut-off time stipulated by your CSDP or broker as per the agreement you have with it.

  If your CSDP or broker does not obtain instructions from you, it will be obliged to act in terms of your mandate furnished to it.

2. IF YOU HOLD CERTIFICATED SHARES:

You are entitled to attend in person, or be represented by proxy, at the general meeting. If you are unable to attend the general meeting in person, but wish to be represented thereat, you must complete and return the attached form of proxy (*blue*), in accordance with the instructions contained therein, to be received by any of the transfer secretaries by no later than 12:00 on Wednesday, 21 November 2007.

The attention of Barloworld ordinary shareholders is drawn to the fact that those shareholders holding Barloworld ordinary shares in certificated form will receive share certificates in respect of the Freeworld Coatings distribution shares. Barloworld ordinary shareholders holding Barloworld ordinary shares in

dematerialised form will have their accounts at their CSDP or broker credited in respect of the Freeworld Coatings distribution shares.

Barloworld share certificates may not be dematerialised or re-materialised from Monday, 3 December 2007 to Friday, 7 December 2007, both days inclusive.

Barloworld will send one copy of the circular to each Barloworld shareholder at his registered address set out in the register.

If:

- two or more Barloworld shareholders share an address; or
- a Barloworld share is held jointly by more than one person,

and such Barloworld shareholders receive only one copy of the circular in respect of that address or that Barloworld share, Barloworld shall, subject to the approval of the Barloworld board, upon written or oral request, deliver a separate copy of the circular to each Barloworld shareholder at the shared address or to each Barloworld shareholder who jointly holds such Barloworld share. In this regard, Barloworld may be contacted at its registered office.

If multiple copies of the circular are sent to two or more Barloworld shareholders at a shared address or to joint holders of the same Barloworld share, and such Barloworld shareholders wish in future to receive only one copy of any Barloworld circular, those Barloworld shareholders should notify Barloworld to this effect at its registered office.

The unbundling may be affected by the laws of the relevant jurisdictions of foreign shareholders. Such foreign shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions in relation to all aspects of this circular that may affect them, including the unbundling. It is the responsibility of any foreign shareholder to satisfy himself as to the full observation of the laws and regulatory requirements of the relevant jurisdiction in connection with the unbundling, including the obtaining of any governmental, Exchange Control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any issue, transfer or other taxes or other requisite payments due to such jurisdiction. The unbundling is governed by the laws of South Africa and is subject to any applicable laws and regulations, including the Exchange Control Regulations. Any shareholder who is in doubt as to his position, including, without limitation, his tax status, should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

IMPORTANT DATES AND TIMES

	2007
Last day for lodging of forms of proxy for the general meeting by 12:00 on	Wednesday, 21 November
General meeting of Barloworld shareholders at 12:00 on	Friday, 23 November
Results of the general meeting announced on SENS on	Friday, 23 November
Results of the general meeting published in the press on	Monday, 26 November
Last date to trade in Barloworld ordinary shares on the JSE in order to participate in the unbundling on	Friday, 30 November
Barloworld shares trade "ex" the entitlement to the Freeworld Coatings distribution shares from commencement of business on	Monday, 3 December
Freeworld Coatings shares commence trading under the JSE share code FWD and ISIN ZAE000109450 on	Monday, 3 December
Record date to participate in the unbundling on	Friday, 7 December
Unbundling date effective on	Monday, 10 December
Share certificates in respect of the Freeworld Coatings distribution shares will be posted, by registered post, to certificated Barloworld ordinary shareholders, at the risk of the certificated Barloworld ordinary shareholders concerned, and dematerialised Barloworld ordinary shareholders will have their accounts at the CSDP or broker updated with the Freeworld Coatings distribution shares on	Monday, 10 December

Notes:

1. The abovementioned times and dates are South African times and dates and are subject to change. Any such change will be released on SENS and published in the press.
2. Barloworld shareholders may not dematerialise or re-materialise their Barloworld shares between Monday, 3 December 2007 and Friday, 7 December 2007, both days inclusive.

SALIENT FEATURES

This summary contains the important features of this circular, which should be read in its entirety for a full appreciation thereof. The definitions and interpretations on pages 7 to 10 of this circular apply throughout this circular, including this "Salient Features".

1. INTRODUCTION

Following deliberations by the Barloworld board, as well as shareholder engagement, it was announced on 18 December 2006 that the Barloworld board would continue to review the Barloworld Group structure and, in addition to the unbundling of PPC, further unbundlings or disposals would follow in the future. In this regard, in the announcement of 31 July 2007, following the announcements dated 18 December 2006, 25 January 2007 and 27 March 2007, published on SENS, Barloworld confirmed its intention to dispose of its interest in Freeworld Coatings through a distribution of the Freeworld Coatings distribution shares to the Barloworld ordinary shareholders.

The purpose of this circular is to provide Barloworld shareholders with information regarding the terms and conditions pertaining to the unbundling. Furthermore it serves to give notice to Barloworld shareholders of a general meeting of Barloworld shareholders in order to consider and, if deemed fit, pass, with or without modification, the resolutions necessary to implement the unbundling.

2. RATIONALE FOR THE UNBUNDLING

The unbundling is part of the strategic actions announced which have a number of benefits, including:

- unlocking the value gap between Barloworld's intrinsic value and its market value; and
- the creation of a more focused Barloworld Group.

3. FUTURE PROSPECTS OF THE BARLOWORLD GROUP

Barloworld has been repositioned and profiled as a focused distribution company, with an offering that includes integrated product support, as well as rental and logistics solutions. The Barloworld Group will comprise businesses that fit the above strategic profile, meet strict performance criteria, and demonstrate good growth potential. Based on the factors stated above, the Barloworld board has taken the following decisions and/or actions as at the last practicable date, in relation to the future composition of the Barloworld Group:

- Freeworld Coatings is to be unbundled, the details of which are the subject of this circular.
- The unbundling of PPC was concluded in July 2007.
- The sale of Melles Griot to CVI Laser, a portfolio company of Norwest Equity Partners, was concluded in July 2007.
- The process to dispose of the Barloworld Scientific Laboratory business is at an advanced stage. The target completion date remains before the end of the calendar year.
- The Freightliner dealerships and the DitchWitch and Vacuum Technology businesses were sold during the course of the 2007 financial year.
- The disposal of the greater portion of the Barloworld Coatings Australia business was concluded in July 2007 in preparation for the unbundling of Freeworld Coatings.
- A number of steps are also being taken to further enhance shareholder returns including downsizing the corporate office, implementing stricter capital allocation processes and improving the performance of the remaining businesses.

The process to finalise the details of the Barloworld Group's BEE transaction is on track and will be implemented as soon as practicable after the unbundling.

Barloworld, post the unbundlings and disposals referred to above, will have strong growth prospects, both organic and acquisitive, with sufficient balance sheet strength and management depth to realise these opportunities. The Barloworld board remains confident that the Barloworld Group is well positioned for sustainable growth and value creation.

4. SALIENT TERMS OF THE UNBUNDLING

Subject to the fulfilment of the conditions precedent, all of the shares held by Barloworld in Freeworld Coatings will be distributed to Barloworld ordinary shareholders recorded in the register at the close of business on the record date, in the entitlement ratio. The distribution will be undertaken in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act. Refer to Section 4 in the body of this circular for more detail on the terms and conditions of the unbundling.

5. LISTING OF THE FREEWORLD COATINGS DISTRIBUTION SHARES

Freeworld Coatings has undertaken to Barloworld that, subject to the fulfilment of the conditions precedent, all of the Freeworld Coatings shares will be listed on the JSE on the listing date.

6. NOTICE OF GENERAL MEETING

The general meeting of Barloworld shareholders will be held at the registered office of Barloworld, 180 Katherine Street, Sandton, at 12:00 on Friday, 23 November 2007 to consider and, if deemed fit, pass, with or without modification, the resolutions required in order to implement the unbundling.

A notice convening the general meeting (*yellow*) and a form of proxy (*blue*), for use by certificated shareholders and dematerialised shareholders with "own-name" registration who are unable to attend the general meeting, are attached to and form part of this circular. A duly completed form of proxy (*blue*) must be received by any of the transfer secretaries by no later than 12:00 on Wednesday, 21 November 2007.

Dematerialised shareholders without "own name" registration must **not** complete the attached form of proxy (*blue*), but should advise their CSDP or broker if they wish to attend the general meeting in person, or if they wish to send a proxy to represent them at the general meeting. The CSDP or broker will issue the necessary letter of representation or form of proxy for such dematerialised shareholder or their proxy to attend the general meeting.

Barloworld shares held by a Barloworld share trust or scheme will not have their votes at the general meeting taken account of for Listings Requirements resolution approval purposes.

7. DIRECTORS' OPINION AND RECOMMENDATIONS

The directors are of the opinion that the unbundling has a sound business rationale and will be to the benefit of Barloworld ordinary shareholders and recommend that Barloworld shareholders entitled to vote at the general meeting vote in favour of the resolutions necessary to implement the unbundling.

The directors intend to vote their respective shares in Barloworld in favour of the resolutions to implement the unbundling.

DEFINITIONS AND INTERPRETATIONS

In this circular, unless otherwise stated or clearly indicated by the context, the words in the first column have the meanings stated opposite them in the second column; words in the singular include the plural and *vice versa*; words importing one gender include the other gender; references to a person include reference to a body corporate and *vice versa*; and references to times are to South African times:

"ADR"	American Depositary Receipts;
"the articles"	the Articles of Association of Barloworld;
"Barloworld" or "the Company"	Barloworld Limited (Registration number 1918/000095/06), a public company incorporated and registered in accordance with the laws of South Africa, all the ordinary and preference shares of which are listed on the JSE;
"the Barloworld board"	the board of directors of Barloworld as constituted from time to time;
"the Barloworld Group"	Barloworld and its subsidiaries from time to time;
"Barloworld ordinary shareholders"	holders of Barloworld ordinary shares;
"Barloworld ordinary shares"	ordinary shares with a par value of R0.05 each, in the issued share capital of Barloworld;
"Barloworld preference shareholders"	holders of Barloworld preference shares;
"Barloworld preference shares"	6% non-redeemable cumulative preference shares of R2.00 each, in the issued share capital of Barloworld;
"Barloworld shareholders"	Barloworld ordinary shareholders and Barloworld preference shareholders;
"Barloworld shares"	Barloworld ordinary shares and Barloworld preference shares;
"BEE"	broad-based black economic empowerment, as defined in the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended;
"broker"	a "stockbroker" as defined in the Securities Services Act;
"certificated shareholders"	Barloworld shareholders holding certificated shares;
"certificated shares"	Barloworld shares which have not been dematerialised in terms of the requirements of Strate, the title to which is represented by physical documents of title;
"CGT"	Capital Gains Tax levied in terms of section 26A read with the Eighth Schedule to the Income Tax Act;
"the circular" or "this circular"	this bound document dated Thursday, 8 November 2007, containing the circular to Barloworld shareholders, the annexures thereto, a notice of general meeting (yellow) and a form of proxy (blue);
"the common monetary area"	the geographic regions comprising South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"the Companies Act"	the Companies Act, No. 61 of 1973, as amended;
"the conditions precedent"	the conditions precedent to the unbundling, set out in paragraph 4.3 of this circular;
"CSDP"	a Central Securities Depository Participant, accepted as a participant in terms of the Securities Services Act;

"dematerialise" or "dematerialisation"	the process by which certificated shares are converted to, or held in an electronic form as uncertificated shares and recorded in the sub-register of security holders maintained by a CSDP;
"dematerialised shareholders"	Barloworld shareholders who hold dematerialised shares;
"dematerialised shares"	Barloworld shares that have been dematerialised in accordance with Strate, whereby physical share certificates have been validated and cancelled by the transfer secretaries and captured onto Strate by the selected CSDP or broker and the shareholding recorded electronically;
"the directors"	the directors of Barloworld, whose names are set out on page 11 of this circular;
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title to certificated shares;
"EPS"	earnings per share;
"entitlement ratio"	1:1, that is, 1 Freeworld Coatings share for every 1 Barloworld ordinary share held by a Barloworld ordinary shareholder at the close of business on the record date;
"Exchange Control Regulations"	Exchange Control Regulations, 1961, as amended, issued in terms of the Currency and Exchanges Act, No. 9 of 1933, as amended;
"foreign shareholders"	Barloworld ordinary shareholders who are resident in, or who are nationals or citizens of, or who have registered addresses in, countries other than South Africa;
"Freeworld Coatings"	Freeworld Coatings Limited (Registration number 2007/021624/06), a public company incorporated and registered in accordance with the laws of South Africa, (previously known as Aletris Investment Holdings No. 1 Limited), all the ordinary shares of which are to be listed on the Main Board of the JSE on the listing date;
"Freeworld Coatings distribution shares"	all of the ordinary shares held by Barloworld in the issued share capital of Freeworld Coatings, as at the record date, which are to be distributed to Barloworld ordinary shareholders recorded in the register at the close of business on the record date pursuant to the unbundling, in the entitlement ratio;
"the Freeworld Coatings group"	Freeworld Coatings and its subsidiaries;
"Freeworld Coatings shares"	ordinary par value shares of R0.01 each in the issued share capital of Freeworld Coatings;
"general meeting"	the general meeting of Barloworld shareholders to be held at the registered office of Barloworld, 180 Katherine Street, Sandton at 12:00 on Friday, 23 November 2007;
"HEPS"	headline earnings per share;
"IFRS"	International Financial Reporting Standards;
"Income Tax Act"	the Income Tax Act, No. 58 of 1962, as amended;
"IRC"	the Internal Revenue Code of 1986 as amended from time to time;
"the JSE"	the exchange operated by the JSE Limited (Registration number 2005/022939/06), a public company incorporated and registered in accordance with the laws of South Africa and licensed as an exchange under the Securities Services Act;

"last date to trade"	the last date to trade in Barloworld ordinary shares in order to participate in the unbundling, which is expected to be Friday, 30 November 2007;
"the last practicable date"	Tuesday, 9 October 2007, being the last practicable date prior to the finalisation of this circular;
"listing date"	the date on which the Freeworld Coatings shares are listed on the JSE, which is expected to be Monday, 3 December 2007;
"Listings Requirements"	the Listings Requirements of the JSE in force as at the date of this circular;
"material"	as defined by the Listings Requirements, that is, information that, if omitted or misstated, could influence the economic decisions of users and includes a change in, or constituent of, a particular factor that may be regarded in the circumstances as being material and that, as a rule of thumb, would normally be equal to or exceed 10%;
"NAV"	net asset value;
"non-qualifying shareholder"	any Barloworld ordinary shareholder who acquires 20% or more of the Freeworld Coatings distribution shares, and who is not subject to South African normal tax;
"option holders"	the holders of options granted under the SOS;
"PPC"	Pretoria Portland Cement Company Limited (Registration number 1892/000667/06), a public company incorporated in accordance with the laws of South Africa, all the ordinary shares of which are listed on the JSE;
"PPC unbundling circular"	the bound document dated Thursday, 17 May 2007, containing a circular to Barloworld shareholders and the annexures thereto;
"qualifying shareholder"	means all of the Barloworld ordinary shareholders other than the non-qualifying shareholders;
"the record date"	the last date on which a Barloworld ordinary shareholder must be recorded in the register to participate in the unbundling, which is expected to be on Friday, 7 December 2007;
"the register"	the register of certificated shareholders maintained by the transfer secretaries and the sub-registers of dematerialised shareholders maintained by the relevant CSDPs;
"SENS"	the Securities Exchange News Service of the JSE;
"Securities Services Act"	the Securities Services Act, No. 36 of 2004, as amended;
"share schemes"	the SOS and the SPS;
"SOS"	the Barloworld Share Option Scheme (as amended);
"SPS"	the Barloworld Share Purchase Scheme (as amended);
"South Africa"	the Republic of South Africa;
"Stamp Duties Act"	the Stamp Duties Act, No. 77 of 1968, as amended;
"STC"	Secondary Tax on Companies levied in terms of section 64B of the Income Tax Act;
"Strate"	Strate Limited (Registration number 1998/022242/06), a public company incorporated and registered in accordance with the laws of South Africa and a registered central securities depository responsible for the electronic custody and settlement system used by the JSE;

"TNAV"	tangible net asset value;
"the transfer secretaries"	Link Market Services South Africa (Proprietary) Limited (Registration number 2000/007239/07), the transfer secretaries of Barloworld in South Africa, Equiniti Limited, the transfer secretaries of Barloworld in the United Kingdom, and Transfer Secretaries (Proprietary) Limited (Registration number 93/713), the transfer secretaries of Barloworld in Namibia;
"the unbundling"	the proposed unbundling of Freeworld Coatings, that is the proposed distribution by Barloworld to Barloworld ordinary shareholders, recorded in the register at the close of business on the record date, of the Freeworld Coatings distribution shares as permitted by section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act, in the entitlement ratio;
"the unbundling date" or "date of unbundling"	the date of distribution of the Freeworld Coatings distribution shares, which is expected to be Monday, 10 December 2007;
"Uncertificated Securities Tax Act"	the Uncertificated Securities Tax Act, No. 31 of 1998, as amended; and
"US"	United States of America.

Barloworld
Leading brands

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
Ordinary share code: BAW ISIN: ZAE000026639
Preference share code: BAWP ISIN: ZAE000026647

Executive directors

C B Thomson *(CEO)*
P J Blackbeard
B P Diamond
A J Lamprecht
M Laubscher
O I Shongwe
P M Surgey
D G Wilson

Independent non-executive directors

D B Ntsebeza *(Chairman)*
S A M Baqwa
A G K Hamilton*
M J Levett
S Mkhabela
T S Munday
T H Nyasulu
S B Pfeiffer**
G R de Castro***
R C Tomkinson*

* British
** American
*** Spanish

CIRCULAR TO BARLOWORLD SHAREHOLDERS

---

1. **INTRODUCTION**

Following deliberations by the Barloworld board, as well as shareholder engagement, it was announced on 18 December 2006 that the Barloworld board would continue to review the Barloworld Group structure and, in addition to the unbundling of PPC, further unbundlings or disposals would follow in the future. In this regard, in the announcement of 31 July 2007, following the announcements dated 18 December 2006, 25 January 2007 and 27 March 2007, published on SENS, Barloworld confirmed its intention to dispose of its interest in Freeworld Coatings through a distribution of the Freeworld Coatings distribution shares to the Barloworld ordinary shareholders.

The purpose of this circular is to provide Barloworld shareholders with information regarding the terms and conditions pertaining to the unbundling. Furthermore it serves to give notice to Barloworld shareholders of a general meeting of Barloworld shareholders in order to consider and, if deemed fit, pass, with or without modification, the resolutions necessary to implement the unbundling.

2. **RATIONALE FOR THE UNBUNDLING**

Freeworld Coatings has built a strong financial and operating track record in an industry that falls outside the scope of Barloworld's strategic objective of repositioning itself as a focused distribution company. The Barloworld Group has elected to focus on distribution businesses that include integrated product support, as well as rental and logistics solutions. As a result Barloworld has committed itself to divest of the Barloworld Group's non-core assets, including Barloworld's interest in Freeworld Coatings, in order to focus on businesses that fit the Barloworld Group's strategic profile more closely.

The unbundling is part of the strategic actions announced which have a number of benefits for Barloworld shareholders, including:

- unlocking the value gap between Barloworld's intrinsic value and its market value; and
- the creation of a more focused Barloworld Group.

3. **FUTURE PROSPECTS OF THE BARLOWORLD GROUP**

Barloworld has been repositioned and profiled as a focused distribution company, with an offering that includes integrated product support, as well as rental and logistics solutions. On completion of the repositioning, the Barloworld Group will have the following defining characteristics and competencies:

- the provision of flexible, value adding, integrated customer solutions in the areas of:
  - earthmoving and power systems (Barloworld Equipment);
  - vehicle usage (Barloworld Automotive);
  - materials handling (Barloworld Industrial Distribution); and
  - logistics management and supply chain optimisation (Barloworld Logistics);
- representation of leading global brands supported by Barloworld service excellence;
- effective management of long-term relationships with global principals and customers;
- ability to develop and grow businesses in multiple geographies including challenging territories with high growth prospects; and
- commitment to lead in empowerment and transformation.

Based on the above profile, characteristics and competencies, the Barloworld board has taken the following decisions and/or actions as at the last practicable date, in relation to the future composition of the Barloworld Group:

- Freeworld Coatings is to be unbundled, the details of which are the subject of this circular.
- The unbundling of PPC was concluded in July 2007.
- The sale of Melles Griot to CVI Laser, a portfolio company of Norwest Equity Partners, was concluded in July 2007.
- The process to dispose of the Barloworld Scientific Laboratory business is at an advanced stage. The target completion date remains before the end of the calendar year.
- The Freightliner dealerships and the DitchWitch and Vacuum Technology businesses were sold during the course of the 2007 financial year.
- The disposal of the greater portion of the Barloworld Coatings Australia business was concluded in July 2007 in preparation for the unbundling of Freeworld Coatings.
- A number of steps are also being taken to further enhance shareholder returns including downsizing the corporate office, implementing stricter capital allocation processes and improving the performance of the remaining businesses.

The process to finalise the details of the Barloworld Group's BEE transaction is on track and will be implemented as soon as practicable after the unbundling.

Barloworld, post the unbundlings and disposals referred to above, will have strong growth prospects, both organic and acquisitive, with sufficient balance sheet strength and management depth to realise these opportunities. The Barloworld board remains confident that the Barloworld Group is well positioned for sustainable growth and value creation.

4. PARTICULARS OF THE UNBUNDLING

Subject to the fulfilment of the conditions precedent, all of the Freeworld Coatings shares held by Barloworld on the record date, which will constitute 100% of the issued share capital of Freeworld Coatings, will be distributed to Barloworld ordinary shareholders recorded in the register at the close of business on the record date, in the entitlement ratio. The distribution will be undertaken in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act.

4.1 Entitlement ratio

The number of Freeworld Coatings shares to be unbundled for every one Barloworld ordinary share held by a Barloworld ordinary shareholder will be one. This is the "entitlement ratio".

4.1.1 Number of Freeworld Coatings shares to be distributed

As at the last practicable date, the number of ordinary shares in the issued share capital of Barloworld is 203 843 388. As at the record date, the number of Freeworld Coatings shares which will be held by Barloworld will be the same number of ordinary shares as the issued share capital of Barloworld at that date. This allows for the entitlement ratio to be 1:1. From the last practicable date to 26 November 2007, additional ordinary shares in the share capital of Barloworld will be issued pursuant only to the exercise by option holders of options granted under the SOS. It is envisaged that option holders will not be entitled to exercise options granted to them under the SOS during the period commencing on 27 November 2007 and terminating on 3 December 2007. The dates which apply to the exercise of options are subject to change. If they do change, option holders will be informed accordingly. The principle of retaining the entitlement ratio of 1:1 will still apply even if the dates and the issued share capital of Barloworld do change.

4.1.2 Tax relief available for unbundling transactions

As stated in paragraph 10, Barloworld intends to rely on the provisions of section 46 of the Income Tax Act for the unbundling. This section provides relief from the CGT and STC which would ordinarily be payable in respect of transactions of this nature. This section is subject to a proviso that the tax relief is not available for distributions to non-qualifying shareholders. It is not anticipated that Barloworld will have any non-qualifying shareholders, but the effect is that if Barloworld has non-qualifying shareholders on the last date to trade, CGT and STC will be payable in respect of the distribution of the Freeworld Coatings distribution shares to those shareholders.

4.2 Procedure for implementation of the unbundling

A general meeting of Barloworld shareholders will be held at the registered office of Barloworld, 180 Katherine Street, Sandton, at 12:00 on Friday, 23 November 2007 to consider and, if deemed fit, pass, with or without modification, the resolutions required, and contained in the notice of general meeting (*yellow*) attached to and forming part of this circular, for the unbundling.

For the purpose of the unbundling:

- Barloworld ordinary shareholders holding certificated shares will be issued their respective Freeworld Coatings distribution shares in certificated form and share certificates will be posted, at the risk of the Barloworld ordinary shareholders concerned, by registered post, to the addresses reflected in the register on the record date; and
- Barloworld ordinary shareholders holding dematerialised shares will have their respective Freeworld Coatings distribution shares credited to their accounts maintained by their CSDP or broker, as the case may be.

Documents of title in respect of Barloworld ordinary shares held are not required to be surrendered in order to receive the Freeworld Coatings distribution shares.

Barloworld ordinary shareholders resident outside South Africa must satisfy themselves as to the full observance of the laws of their country or territory of residence in relation to all aspects of this circular that may affect them, including the unbundling, as well as the Exchange Control Regulations, summarised in paragraph 15.

4.3 **Conditions precedent to the unbundling**

4.3.1 The unbundling is subject to the fulfilment of the following conditions precedent:

4.3.1.1 the passing by the Barloworld shareholders at the general meeting of the ordinary resolution necessary to implement the unbundling, namely ordinary resolution number 1 contained in the notice of the general meeting;

4.3.1.2 the granting of an exemption, by the US Securities and Exchange Commission to Freeworld Coatings, from the registration and reporting requirements of section 12(g) of the US Securities Exchange Act of 1934, as amended, in compliance with Rule 12g3-2(b) thereunder; and

4.3.1.3 the approval by the JSE of the listing of the Freeworld Coatings shares on the JSE on the listing date.

4.4 **Implementation of the unbundling**

4.4.1 If the conditions precedent are fulfilled on or before Thursday, 23 November 2007:

4.4.1.1 the record date will be Friday, 7 December 2007; and

4.4.1.2 all of the Freeworld Coatings distribution shares will be distributed on Monday, 10 December 2007 to Barloworld ordinary shareholders recorded in the register at the close of business on Friday, 7 December 2007, in the entitlement ratio.

4.4.2 Barloworld ordinary shareholders holding certificated shares will be issued their respective Freeworld Coatings distribution shares in certificated form and share certificates will be posted, at the risk of the Barloworld ordinary shareholders concerned, by registered post, on Monday, 10 December 2007, to the addresses reflected in the register on the record date. Barloworld ordinary shareholders holding dematerialised shares will have their accounts at their CSDP or broker updated on Monday, 10 December 2007.

4.4.3 If the conditions precedent are fulfilled after Thursday, 29 November 2007, the dates referred to above will change. Any such change will be released on SENS and published in the press.

5. LISTING OF THE FREEWORLD COATINGS SHARES

Freeworld Coatings has undertaken to Barloworld that, subject to the fulfilment of the conditions precedent, all of the Freeworld Coatings shares will be listed on the JSE on the listing date.

6. FINANCIAL EFFECTS

The illustrative *pro forma* financial effects set out below have been prepared to assist Barloworld shareholders to assess the impact of the unbundling on the EPS, HEPS and NAV and TNAV per Barloworld ordinary share. The material assumptions are set out in the notes following the table, and include the payment of an indebtedness to Barloworld of an inter-company amount of R900 million. Due to the nature of the *pro forma* financial effects, they may not fairly present the Barloworld Group's financial position after the unbundling, nor the effect on the Barloworld Group's future earnings. The *pro forma* financial effects are the responsibility of the Barloworld board and are provided for illustrative purposes only.

Impact on Barloworld

	Barloworld after the unbundling of PPC (cents)	Barloworld after the unbundling of Freeworld Coatings (cents)	change (%)
EPS	325[1]	274[2]	(16)
HEPS	404[1]	352[2]	(13)
NAV per Barloworld ordinary share	5 081[3]	5 096[4]	–
TNAV per Barloworld ordinary share	3 886[3]	3 951[4]	2

Impact on Barloworld ordinary shareholders

	Barloworld after the unbundling of PPC (cents)	Barloworld after the unbundling of Freeworld Coatings (cents)	Freeworld Coatings earnings/ value per Barloworld ordinary share (cents)	Barloworld after the unbundling combined (cents)	change (%)
EPS	325[1]	274[2]	55[5]	329	1
HEPS	404[1]	352[2]	55[5]	407	1
NAV per Barloworld ordinary share	5 081[3]	5 096[4]	271[6]	5 367	6
TNAV per Barloworld ordinary share	3 886[3]	3 951[4]	221[6]	4 172	7

Notes:

1. The EPS and HEPS, as set out in the "Barloworld after the unbundling of PPC" column of the table, have been extracted from the PPC unbundling circular, are based on the results of the Barloworld Group for the six months ended 31 March 2007 and have been calculated based on a weighted average of 201 686 000 Barloworld ordinary shares in issue for the period to 31 March 2007.
2. The EPS and HEPS, as set out in the "Barloworld after the unbundling of Freeworld Coatings" column of the table, have been calculated on the earnings of Barloworld excluding Freeworld Coatings, based on a weighted average of 201 686 000 Barloworld ordinary shares in issue for the period to 31 March 2007.
3. The NAV and TNAV per Barloworld ordinary share, as set out in the "Barloworld after the unbundling of PPC" column of the table, have been extracted from the PPC unbundling circular and calculated based on 203 345 000 Barloworld ordinary shares in issue at 31 March 2007.
4. The NAV and TNAV per Barloworld ordinary share, as set out in the "Barloworld after the unbundling of Freeworld Coatings" column of the table, have been calculated on the Balance Sheet of Barloworld excluding Freeworld Coatings, based on 203 345 000 Barloworld ordinary shares in issue at 31 March 2007.
5. The EPS and HEPS, as set out in the "Freeworld Coatings earnings/ value per Barloworld ordinary share" column of the table, have been calculated on the reviewed earnings of Freeworld Coatings for the six months to 31 March 2007, based on a weighted average of 201 686 000 Freeworld Coatings shares and the entitlement ratio.
6. The NAV and TNAV, as set out in the "Freeworld Coatings earnings/ value per Barloworld ordinary share" column of the table, have been calculated on the reviewed balance sheet of Freeworld Coatings at 31 March 2007, based on 203 345 000 Freeworld Coatings shares and the entitlement ratio.

The complete *pro forma* financial information of the Barloworld Group for the six months ended 31 March 2007 is set out in Annexure 1 in order to illustrate the impact of the unbundling on the reported financial information of the Barloworld Group had the unbundling occurred on 1 October 2006 for income statement purposes and on 31 March 2007 for balance sheet purposes. The *pro forma* financial information does not constitute a representation of the future financial position or performance of the Barloworld Group after the implementation of the unbundling and is provided for illustrative purposes only. The reporting accountants' report on the *pro forma* financial effects and *pro forma* financial information is contained in Annexure 2.

7. SHARE OPTION SCHEMES

7.1 Barloworld operates two long-term share incentive schemes which will be impacted by the unbundling:

- the SOS, and
- the SPS.

7.2 The SOS enables Barloworld to award options over its ordinary shares to selected employees of the Barloworld Group worldwide. The SPS provides for loans to be advanced to option holders in order to fund the Barloworld ordinary shares acquired in terms of the SOS. The share incentive schemes were designed to focus management performance on creating shareholder value.

7.3 On the unbundling of Freeworld Coatings, it is proposed that, in accordance with the rules of the SOS and the SPS, appropriate adjustments are made such that the intrinsic value of unvested and vested but unexercised share options will be preserved to the best extent possible. This will place option holders in a position after the unbundling that leaves them as close as possible to the position that they find themselves in prior to the unbundling. The following adjustments are planned:

- The exercise prices of unvested and vested but unexercised Barloworld options will be adjusted in such a manner that the option holder is placed in a position where the intrinsic value of his current options is retained to the best extent possible;
- Freeworld Coatings employees who cease to be employees of the Barloworld Group as a result of the unbundling will be permitted to remain on the SOS until all Freeworld Coatings employees existing options have been exercised or have lapsed, provided that appropriate compensation is received by Barloworld from Freeworld Coatings for the cost incurred by it in retaining these employees on the SOS (no further Barloworld options will be granted to these employees); and
- furthermore, Freeworld Coatings employees who cease to be employees of the Barloworld Group as a result of the unbundling will be permitted to retain their loans on the same terms and conditions as provided for by the SPS. Freeworld Coatings will continue to fund the existing loans under the SPS to its employees after the unbundling and no new loans under the SPS will be available to Freeworld Coatings employees after the unbundling.

7.4 As at the last practicable date, there were 4 661 117 Barloworld options that were either unvested or vested but not exercised. Of these, 507 299 share options are held by employees of Freeworld Coatings who will cease to be employees of the Barloworld Group as a result of the unbundling. In addition, Freeworld Coatings employees hold 276 798 PPC share options in terms of the SOS.

8. WORKING CAPITAL STATEMENT

The directors are of the opinion and have reasonable grounds for believing that, subsequent to the unbundling, the working capital available to the Barloworld Group will be sufficient for its requirements and will remain sufficient for the 12 months following the date of issue of this circular, and specifically, the directors, having considered the effect of the unbundling, are of the opinion that:

- the Barloworld Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of issue of this circular;
- the assets of the Barloworld Group will be in excess of the liabilities of the Barloworld Group for a period of 12 months after the date of issue of this circular. For this purpose, the assets and liabilities should be recognised and measured in accordance with the accounting policies used in the latest audited annual Barloworld Group financial statements;
- the share capital and reserves of the Barloworld Group will be adequate for the ordinary business purposes for a period of 12 months after the date of issue of this circular; and
- the working capital of the Barloworld Group will be adequate for the ordinary business purposes of the Barloworld Group for a period of 12 months after the date of issue of this circular.

9. FOREIGN SHAREHOLDERS

The unbundling may be affected by the laws of the relevant jurisdictions of foreign shareholders. Such foreign shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions in relation to all aspects of this circular that may affect them including the unbundling. It is the responsibility of any foreign shareholder to satisfy himself as to the full observation of the laws and regulatory requirements of the relevant jurisdiction in connection with the unbundling, including the obtaining of any governmental, Exchange Control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any issue, transfer or other taxes or other requisite payments due to such jurisdiction. The unbundling is governed by the laws of South Africa and is subject to any applicable laws and regulations, including the Exchange Control Regulations. Any Barloworld ordinary shareholder who is in doubt as to his position, including, without limitation, his tax status, should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

If Barloworld is advised by a foreign shareholder that because of the laws of the jurisdiction of that shareholder, he is unable to receive any of the Freeworld Coatings distribution shares to be distributed to him, or Barloworld is not entitled to distribute any of the Freeworld Coatings distribution shares to a foreign shareholder because of the laws of the jurisdiction of that shareholder, then Barloworld may

instruct its transfer secretaries in South Africa to dispose of the relevant Freeworld Coatings distribution shares on behalf of the relevant foreign shareholder as expeditiously as possible post the unbundling and upon receipt of notification by the foreign shareholder, and pay the proceeds of such disposal to the foreign shareholder in cash in Rand (net of costs and duties) derived from such disposal. Dematerialised shareholders should notify their CSDP if they are unable to receive the Freeworld Coatings distribution shares by no later than Friday, 30 November 2007 and certificated shareholders are to notify the appropriate transfer secretary by no later than Friday, 30 November 2007.

The Freeworld Coatings distribution shares will not be registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended, or any US state securities laws. Neither the US Securities Exchange Commission nor any US federal or state securities commission has registered, approved or disapproved the Freeworld Coatings distribution shares or passed comment or opinion upon the accuracy or adequacy of this circular. Any representation to the contrary is a criminal offence in the US.

Barloworld ordinary shareholders and/or holders of Barloworld ADRs who are citizens or residents of the US are advised that the Freeworld Coatings distribution shares have not been and will not be registered under the US Securities Exchange Act of 1934, as amended. Freeworld Coatings has applied for an exemption from the registration and reporting requirements of Section 12(g) of the US Securities Exchange Act of 1934 in reliance on Rule 12g3-2(b) thereunder. As appears from paragraph 4.3 above, the unbundling is conditional on that exemption being granted. If the exemption is granted, Freeworld Coatings will comply with the information supplying requirements of Rule 12g3-2(b), which requires Freeworld Coatings to furnish to the US Securities Exchange Commission information since the beginning of its last financial year that: (i) it has made or is required to make public in South Africa; (ii) it has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; and (iii) it has distributed or is required to distribute to its security holders, promptly after such information is made or required to be made to the public. Information that is furnished to the US Securities Exchange Commission by Freeworld Coatings may be obtained from the public reference facilities maintained by the US Securities Exchange Commission in Washington, DC at prescribed rates.

Barloworld intends to distribute Freeworld Coatings distribution shares to the Barloworld ordinary shareholders who are citizens or residents of the US. Holders of Barloworld ADRs should consult their depositary bank to determine their entitlement to any of the Freeworld Coatings distribution shares. Freeworld Coatings does not currently have an ADR programme in place, and the Barloworld board has been informed by Freeworld Coatings that Freeworld Coatings does not intend to adopt a formal ADR programme following the unbundling. However, Freeworld Coatings is negotiating with the Bank of New York, one of the depositary banks for Barloworld ADRs, with regard to establishing an unsponsored ADR programme for Freeworld Coatings shares, which is intended, among other things, to minimise the disposal of Freeworld Coatings shares by depositary banks following the unbundling. Freeworld Coatings understands that the Bank of New York intends to adopt an unsponsored ADR programme following the unbundling.

10. TAXATION CONSIDERATIONS REGARDING THE UNBUNDLING

10.1 Introduction

This summary of the taxation implications of the unbundling serves as a general guide and is not intended to constitute a complete analysis of the tax consequences under South African tax law to Barloworld ordinary shareholders as a result of the unbundling. It is not intended to be, nor should it be considered to be, legal or tax advice. Barloworld ordinary shareholders should, therefore, consult their own tax advisors about the tax consequences of the unbundling on their personal tax positions. Barloworld and Freeworld Coatings and their respective advisors will not be responsible for the tax consequences of the unbundling on Barloworld ordinary shareholders under South African law, laws of the jurisdiction of their residence, and any tax treaty between South Africa and their country of residence.

The unbundling by Barloworld will, for tax purposes, be effected in terms of section 46 of the Income Tax Act. The South African tax implications for Barloworld and the Barloworld ordinary shareholders have been summarised below to the extent that the unbundling falls within the ambit of section 46 of the Income Tax Act.

10.2 **Tax considerations for Barloworld**

In terms of section 46 of the Income Tax Act, the unbundling will have the following tax implications for Barloworld:

The distribution of the Freeworld Coatings distribution shares will be deemed to have been distributed first from the share premium account. The distribution of the Freeworld Coatings distribution shares from other reserves will be deemed not to be a dividend for STC purposes in terms of section 64B of the Income Tax Act except to the extent that shares are distributed to a non-qualifying shareholder. To the extent that the distribution is made to qualifying shareholders, Barloworld will not become liable for STC as a result of the unbundling.

Barloworld must disregard the distribution of the Freeworld Coatings distribution shares for purposes of determining its taxable income or assessed loss, except to the extent that shares are distributed to a non-qualifying shareholder. To the extent that the distribution is made to qualifying shareholders, Barloworld will not become liable for CGT or income tax as a result of the unbundling.

10.3 **South African tax considerations for shareholders**

In terms of section 46 of the Income Tax Act, the unbundling will have the following South African tax implications for Barloworld ordinary shareholders:

10.3.1 Any Freeworld Coatings distribution shares acquired by a Barloworld ordinary shareholder that is a company in terms of the unbundling must be deemed not to be a dividend accrued to such company for the purposes of section 64B(3) of the Income Tax Act, whether distributed from share premium account or other reserves. Consequently, no STC credits will be allowable to Barloworld ordinary shareholders as a result of the unbundling.

10.3.2 A Barloworld ordinary shareholder acquiring Freeworld Coatings distribution shares in terms of the unbundling must be deemed to have acquired the Barloworld ordinary shares and the Freeworld Coatings distribution shares at a cost equal to:

- where the Barloworld ordinary shares were held by that shareholder as trading stock, the amount taken into account by the shareholder in respect of those Barloworld ordinary shares, as contemplated in section 11(a), section 22(1), or section 22(2) of the Income Tax Act; or
- where the Barloworld ordinary shares were held by that shareholder as capital assets, the expenditure in respect of those shares allowable in terms of paragraph 20 of the Eighth Schedule to the Income Tax Act, or, where applicable, the market value of those shares determined by that shareholder as contemplated in paragraph 29(4) of the Eighth Schedule to the Income Tax Act. Barloworld ordinary shareholders, who acquired their Barloworld ordinary shares before 1 October 2001, may adopt (in certain circumstances) the market value of the Barloworld ordinary shares at 1 October 2001 as the base cost for CGT purposes ("valuation date value"). The valuation date value contemplated in terms of this paragraph is the price published by the Commissioner for Inland Revenue in the Government Gazette, being the aggregate value of all transactions in Barloworld ordinary shares traded on the JSE during the five business days preceding 1 October 2001, divided by the total quantity of Barloworld ordinary shares traded during the same period. Such published value is R47.74 in respect of each Barloworld ordinary share. The base cost of Barloworld ordinary shares acquired on or after 1 October 2001 is the expenditure actually incurred in respect of, or directly related to, the cost of acquisition of such Barloworld ordinary shares allowable in terms of paragraph 20 of the Eighth Schedule to the Income Tax Act.

10.3.3 A Barloworld ordinary shareholder must determine the portion of the cost, as contemplated in paragraph 10.3.2 above, attributable to the Freeworld Coatings distribution shares as follows:

A x [B/(B + C)], where:

A = total cost/valuation date value (as per paragraph 10.3.2 above);

B = the "market value" of all Freeworld Coatings distribution shares received in respect of that Barloworld ordinary share in terms of the unbundling; and

C = the "market value" of Barloworld ordinary shares, in respect of which the Freeworld Coatings distributions shares in "B" were received.

(Such "market values" shall be determined as at the close of business the day after the unbundling date).

10.3.4 Such apportioned cost or valuation date value, as the case may be, as contemplated in paragraph 10.3.3, must be treated by that Barloworld ordinary shareholder as:

- an amount to be taken into account by that shareholder in respect of those Freeworld Coatings distribution shares for the purposes of section 11(a), section 22(1), or section 22(2) of the Income Tax Act, where such shareholder held the Barloworld ordinary shares as trading stock and acquired those Freeworld Coatings distribution shares as trading stock; or
- expenditure actually incurred by that shareholder in respect of those Freeworld Coatings distribution shares for the purposes of paragraph 20 of the Eighth Schedule to the Income Tax Act or as the valuation date value adopted by that shareholder as contemplated by paragraph 29(4) of the Eighth Schedule, where such shareholder held the Barloworld ordinary shares as capital assets and acquired those Freeworld Coatings distribution shares as capital assets.

10.3.5 A Barloworld ordinary shareholder must determine the portion of the cost or valuation date value, as the case may be, as contemplated in paragraph 10.3.2, attributable to the Barloworld ordinary shares by reducing that cost or, where applicable, valuation date value, by the amount attributable to the Freeworld Coatings distribution shares determined in terms of paragraph 10.3.3.

10.3.6 A Barloworld ordinary shareholder's shares and those Freeworld Coatings distribution shares acquired pursuant to the unbundling must be deemed to be the same shares in respect of the date of acquisition of such Barloworld ordinary shares and the date of incurring of any expenditure in respect of such Barloworld ordinary shares.

10.3.7 Where a Barloworld ordinary shareholder, who holds Barloworld ordinary shares as a result of the exercise by that shareholder of a right contemplated in section 8A of the Income Tax Act, receives Freeworld Coatings distribution shares pursuant to the unbundling, a portion of any gain made by that shareholder in the exercise of that right to acquire those Barloworld ordinary shares must be included in the income of that shareholder:

- in the year of assessment during which that shareholder becomes entitled to dispose of such Freeworld Coatings distribution shares acquired, which portion shall be calculated as follows:

  A x [B/(B + C)], where:

  A = the gain previously made in exercising the right to acquire the said Barloworld ordinary shares;

  B = the "market value" of all Freeworld Coatings distribution shares received in respect of that Barloworld ordinary share in terms of the unbundling; and

  C = the "market value" of Barloworld ordinary shares in respect of which the Freeworld Coatings distributions shares in "B" were received.

  (Such "market values" shall be determined as at the close of business the day after the unbundling date).

10.3.8 In the year of assessment during which a shareholder, as contemplated in paragraph 10.3.7, becomes entitled to dispose of the Barloworld ordinary shares, the portion of any such gain to be included in the income of that shareholder shall be calculated by reducing such gain by the amount which has been determined or is to be determined in respect of the Freeworld Coatings distribution shares in terms of paragraph 10.3.7.

10.3.9 The unbundling will be exempt from the payment of stamp duty or uncertificated securities tax on the registration of the transfer of those Freeworld Coatings distribution shares into the names of the Barloworld ordinary shareholders in terms of Schedule 1 of the Stamp Duty Act (under Item 15(3)(x)(v) of the Stamp Duties Act) and from uncertificated securities tax in terms of section 6(b)(ix)(ee) of the Uncertificated Securities Tax Act on the change of beneficial ownership of the Freeworld Coatings distribution shares in favour of the Barloworld ordinary shareholders.

10.4 Certain material United States federal income tax considerations for United States Shareholders

10.4.1 Introduction

The following is a general discussion of certain material US federal income tax consequences of the unbundling to a Barloworld ordinary shareholder (including a holder of Barloworld ADRs) that is a US Shareholder, as described below. This discussion is based on the provisions of the IRC, final temporary and proposed US Treasury Regulations, and administrative and judicial rulings and interpretations of the IRC and US Treasury Regulations, all as in effect as of the date of this circular, and all of which are subject to change, possibly with retroactive effect.

This discussion has no binding effect and Barloworld cannot assure US Shareholders that the conclusions reached below would be sustained by a court if challenged by the US Internal Revenue Service.

For purposes of this US federal income tax discussion, a "US Shareholder" is a Barloworld ordinary shareholder, or a holder of Barloworld ADRs, that is: a US citizen; an individual resident in the US for US federal income tax purposes; a corporation or other entity taxable as a corporation for US federal income tax purposes, created or organised in or under the laws of the US or of any US state or the District of Columbia; an estate, the income of which, for US federal income tax purposes, is includible in its gross income without regard to its source; and a trust, if either: a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable US Treasury Regulations to be treated as a US person.

This discussion does not deal with all aspects of US federal income taxation that may be relevant to particular US Shareholders in light of their particular circumstances, or to US Shareholders subject to special rules, including, without limitation insurance companies; financial institutions; broker-dealers; persons subject to the US alternative minimum tax; regulated investment companies; and US Shareholders that own their Barloworld shares or ADRs as part of a "straddle", "synthetic security," "hedge," "conversion transaction" or other integrated investment. In addition, this discussion does not address any US state, local, estate, or non-US tax laws, does not consider the tax treatment of persons who own Barloworld ordinary shares or ADRs through a partnership or other pass-through entity, and deals only with Barloworld ordinary shares or ADRs held as "capital assets" as defined in Section 1221 of the IRC.

10.4.2 US federal income taxation of the unbundling

Although Barloworld will not request a ruling from the US Internal Revenue Service nor receive an opinion of US tax counsel in connection with the unbundling and while the matter is not free from doubt, Barloworld believes that US Shareholders may reasonably take the position that the unbundling qualifies as a tax-free spin-off under Section 355 of the IRC, in which case, as discussed further below, the unbundling would not be taxable to US Shareholders for US federal income tax purposes. However, because Section 355 of the IRC is highly technical and complex, and many aspects of the statute have not yet been addressed by judicial decisions, US Treasury Regulations, or other administrative guidance, qualification for non-recognition treatment under Section 355 of the IRC is subject to significant uncertainty. In addition, the determination of whether a transaction so qualifies for non-recognition treatment under Section 355 of the IRC depends in part on the business reasons for the transaction, and in addition on whether the transaction is able to

satisfy numerous other fact-based requirements. Therefore, US Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the unbundling. As discussed below, if the unbundling does not qualify as a tax-free spin-off under Section 355 of the IRC, US Shareholders would be treated as having received a taxable distribution in an amount equal to the fair market value of the Freeworld Coatings shares they receive.

Consequences if the unbundling is tax-free to US Shareholders

Assuming that the unbundling qualifies as a tax-free spin-off under Section 355 of the IRC:

- A US Shareholder will not recognise income, gain or loss as a result of the unbundling;
- A US Shareholder must allocate its aggregate adjusted tax basis in its Barloworld shares immediately before the unbundling among its Barloworld shares and its Freeworld Coatings shares received in the unbundling in proportion to their relative fair market values on the unbundling date; and
- A US Shareholder's holding period for Freeworld Coatings shares received in the unbundling will include the period during which the US Shareholder held the Barloworld shares with respect to which the Freeworld Coatings shares were received.

Under current US Treasury Regulations, certain US Shareholders that receive Freeworld Coatings shares in the unbundling will be required to attach an information statement related to the unbundling to their U.S. federal income tax returns for the year in which the unbundling occurs.

Consequences if the unbundling is taxable to US Shareholders

If the unbundling fails to qualify as a tax-free spin-off under Section 355 of the IRC and a US Shareholder receives Freeworld Coatings shares in the unbundling, generally the US Shareholder will be treated as if he received a taxable distribution in an amount equal to the fair market value of the Freeworld Coatings shares received, which would result in:

(a) a taxable dividend to the US Shareholder to the extent of the US Shareholder's share of Barloworld's current and accumulated earnings and profits at the end of the year in which the unbundling occurs; then

(b) a reduction in the US Shareholder's basis in its Barloworld shares, to the extent the amount received exceeds the amount taxed as a dividend as referenced in clause (a) and does not exceed its basis in its Barloworld shares; and then

(c) capital gain from the sale or exchange of Barloworld shares to the extent the amount received exceeds the sum of the amounts referenced in clauses (a) and (b).

The US Shareholder's basis in its Freeworld Coatings shares would be equal to the fair market value of such stock at the time of the unbundling.

US Shareholders holding Barloworld ADRs

If an unsponsored ADR programme is established for Freeworld Coatings shares, US Shareholders holding Barloworld ADRs will receive Freeworld Coatings ADR's in lieu of Freeworld Coatings shares. For US federal income tax purposes, a US Shareholder who receives Freeworld Coatings ADRs will generally be treated as the owner of the corresponding number of Freeworld Coatings shares held by the bank depositary for the Freeworld Coatings ADRs, and, except where otherwise provided, references in this Section 10.4 to "Freeworld Coatings shares" refer also to Freeworld Coatings ADRs representing Freeworld Coatings shares.

11. DIRECTORS' OPINION AND RECOMMENDATIONS

The directors are of the opinion that the unbundling has a sound business rationale and will be to the benefit of Barloworld ordinary shareholders and recommend that Barloworld shareholders entitled to vote at the general meeting vote in favour of the resolutions necessary to implement the unbundling.

The directors intend to vote their respective shares in Barloworld in favour of the resolutions required to implement the unbundling.

12. NOTICE OF GENERAL MEETING

The general meeting of Barloworld shareholders will be held at the registered office of Barloworld, 180 Katherine Street, Sandton, at 12:00 on Friday, 23 November 2007 to consider and, if deemed fit, pass, with or without modification, the resolutions required in order to implement the unbundling.

A notice convening the general meeting (*yellow*) and a form of proxy (*blue*) for use by certificated shareholders and dematerialised shareholders with "own-name" registration who are unable to attend the general meeting are attached to and form part of this circular. A duly completed form of proxy (*blue*) must be received by any of the transfer secretaries by no later than 12:00 on Wednesday, 21 November 2007.

Dematerialised shareholders without "own name" registration must **not** complete the attached form of proxy (*blue*), but should advise their CSDP or broker if they wish to attend the general meeting in person, or if they wish to send a proxy to represent them at the general meeting. The CSDP or broker will issue the necessary letter of representation or form of proxy for such dematerialised shareholder or their proxy to attend the general meeting.

Barloworld shares held by a Barloworld share trust or scheme will not have their votes at the general meeting taken account of for Listings Requirements resolution approval purposes.

The directors intend to vote their respective shares in Barloworld in favour of the resolutions required to implement the unbundling.

13. ADDITIONAL INFORMATION RELATING TO BARLOWORLD

13.1 Recent history and nature of business

As at the last practicable date, the Barloworld Group has operations in 25 countries around the world and employs approximately 21 000 employees. Barloworld offers its customers business solutions backed by leading industrial brands, supported by service, relationships and attention to detail. These include both the sale of products and services as well as rental and fleet service options.

13.2 Historical financial information

The consolidated historical financial information of Barloworld for the five financial years ended 30 September 2006 is set out in Annexure 3 to this circular. The consolidated historical financial information of Barloworld for the six months ending 31 March 2007 is set out in Annexure 4 to this circular. The historical financial information is the responsibility of the directors.

13.3 Share trading history

The trading history of Barloworld ordinary shares on the JSE is set out in Annexure 5 to this circular.

13.4 **Share capital and premium of Barloworld**

The authorised and issued share capital and premium of Barloworld, as at the last practicable date, was as set out below.

Share capital	R
Authorised share capital	
Ordinary share capital	
300 000 000 ordinary shares of 5 cents each	15 000 000.00
Preference share capital	
500 000 6% non-redeemable cumulative preference shares of R2.00 each	1 000 000.00
Total authorised share capital	**16 000 000.00**
Issued share capital	
Ordinary share capital	
203 843 388 ordinary shares of 5 cents each	10 192 169.40
Preference share capital	
375 000 6% non-redeemable cumulative preference shares of R2.00 each	750 000.00
Total issued share capital	**10 942 169.40**
Share premium	
Share premium	184 476.60
Total issued share capital and premium	**11 126 646.00**

13.5 **Material loans**

No material loans have been made by the Barloworld Group.

13.6 **Major Barloworld shareholders**

As at 28 September 2007, the beneficial shareholders of Barloworld holding an interest in 5% or more of the issued share capital of Barloworld were as set out below.

Shareholder	Number of ordinary shares	Percentage holding (%)
Public Investment Corporation	31 712 074	15.56
Sanlam Investment Management	18 057 987	8.86
Stanlib Asset Management	13 113 499	6.43

Barloworld does not have and has not, during the five years prior to the last practicable date, had a controlling shareholder.

13.7 **Material contracts**

Barloworld has not entered into any material contracts, otherwise than in the ordinary course of business carried on by Barloworld or its subsidiaries.

13.8 **Material changes**

On 16 July 2007, Barloworld's shareholding in PPC was distributed to the Barloworld ordinary shareholders. The effect of this transaction was a reduction in headline earnings by 63 cents per share and a reduction in net asset value by 1 113 cents per share.

Barloworld also completed the disposals of Melles Griot, the Freightliner dealerships, DitchWitch, the Vacuum Technology business and the majority of the assets of the Barloworld Coatings Australia business during 2007.

13.9 **Corporate Governance**

Barloworld adheres to the Code of Corporate Practices and Conduct as advocated by the King II Report on Corporate Governance and believes that, in all material respects, Barloworld complies with the recommendations thereof as set out in the annual report of Barloworld for the financial year ended 30 September 2006.

13.10 **Directors' details**

EXECUTIVE DIRECTORS	
Clive Bradney Thomson (41)	CEO, (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Clive joined Barloworld in 1997 and was appointed to the Barloworld board in 2003 as finance director. He was subsequently appointed as CEO of the Equipment division and then as CEO of Barloworld on 18 December 2006.
Peter John Blackbeard (50)	CEO, Scientific division (South African)
Business address	Barloworld Scientific, Tilling Drive, Stone Staffordshire, ST15 0SA
Experience	John joined Barloworld in 1996 and was appointed to the Barloworld board in 2004. He was appointed CEO of the Scientific division in 2004. Previously he was Chief Operating Officer of PPC. As from 1 October 2007, John was appointed as CEO of the Industrial Distribution division.
Brandon Peter Diamond (56)	CEO, Industrial Distribution division (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Brandon joined Barloworld in 1970 and was appointed to the Barloworld board in November 2001, He was appointed CEO of the Industrial Distribution division in 2003 and handed over responsibility on 1 October 2007. Previously he was CEO of the Barloworld Motor division.
Andre Jacobus Lamprecht (55)	CEO, Freeworld Coatings (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Andre joined Barloworld in 1981 and was appointed to the Barloworld board in December 1993. He was appointed CEO of the Barloworld Coatings division in 2003. Previously he was an advocate of the High Court of South Africa.
Martin Laubscher (47)	CEO, Automotive division (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Martin joined Barloworld in 1980 and was appointed to the Barloworld board in May 2005. He was appointed CEO of the Automotive division in 2003. Previously he was the director of the Automotive group franchise operations.
Oupa Isaac Shongwe (45)	CEO, Barloworld Logistics Africa (Pty) Ltd (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Isaac joined Barloworld Logistics Africa (Proprietary) Limited as an Executive Director for Business Development and Transformation in 2005. He was appointed Executive Director for Barloworld and CEO for Barloworld Logistics Africa (Proprietary) Limited in January 2007.
Peter Montagu Surgey (52)	Executive director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Peter joined Barloworld in 1983 and was appointed to the Barloworld board in August 1995. Previously he was CEO of the Barloworld Coatings division.

Donald Gert Wilson (50)	Finance director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Don rejoined Barloworld as finance director in 2006 and was appointed to the Barloworld board in September 2006. Previously he was Executive Director – Finance at Sappi Limited.
INDEPENDENT NON-EXECUTIVE DIRECTORS	
Dumisa Buhle Ntsebeza (58)	Chairman (South African)
Business address	718 Huguenot Chambers, 40 Queen Victoria Street, Cape Town, 8001
Experience	Dumisa was appointed to the Barloworld board in May 1999. Previously he acted as an advocate of the High Court of South Africa and was conferred the status of silk and was the first African advocate to do so. He served as a commissioner on the Truth and Reconciliation Commission and was appointed as acting judge of the High Court of South Africa until 2000.
Selby Alan Masibonge Baqwa (56)	Non-executive director (South African)
Business address	Block A Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Experience	Selby was appointed to the Barloworld board in January 2005. He is group executive head of governance and compliance at Nedbank Limited and a member of the executive committee of Nedbank Limited. He was appointed Public Protector of the Republic of South Africa in 1995.
Alexander Gordon Kelso Hamilton (62)	Non-executive director (British)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Gordon was appointed to the Barloworld board in January 2007. He retired in 2006 after a career of more than 30 years as a partner of the UK practice of Deloitte & Touche LLP. He is a non-executive director of the UK listed Lloyds underwriter Beazley Group plc and is a member of the UK Financial Reporting Review Panel.
Michael John Levett (68)	Non-executive director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton 2196
Experience	Mike was appointed to the Barloworld board in November 1995. He was Chairman and Chief Executive of Old Mutual, Chairman of Mutual & Federal Insurance, and director of Nedbank Limited, SABMiller and Sasol Limited.
Sibongile Mkhabela (51)	Non-executive director (South African)
Business address	Nelson Mandela Children's Fund, 27 Eastwold Way, Saxonworld, 2196
Experience	Bongi was appointed to the Barloworld board in January 2006. She is on the Stanlib board and on the Deloittes Best Company to Work for programme. She served as director for Programmes and projects at the office of then Deputy President Thabo Mbeki.

Trevor Stewart Munday (58)	Non-executive director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Trevor retired from his executive responsibilities at Sasol Limited in 2006 after a career of 37 years. Trevor was Chief Financial Officer and Deputy Chief Executive of Sasol Limited at the time of his retirement. Trevor was a director of most of Sasol's major subsidiary companies and chairman of various forums and committees responsible for the smooth running of the Sasol Group. Trevor was appointed as a non-executive director of ABSA in 2007.
Thembalihle Hixonia Nyasulu (53)	Non-executive director (South African)
Business address	410 Jan Smuts Avenue, Craighall Park, 2196
Experience	Hixonia was appointed to the Barloworld board in January 2007. She is the executive chairman of Ayavuna Women's Investments (Proprietary) Limited and a director of Anglo Platinum Limited, Defy (Proprietary) Limited, the Tongaat-Hulett Group Limited, Sasol Limited and Unilever PLC/NV.
Steven Bernard Pfeiffer (60)	Non-executive director (American)
Business address	Fulbright & Jaworski LLP, 801 Pennsylvania Avenue, NW Washington DC, USA 20004
Experience	Steve was appointed to the Barloworld board in August 2001. He is a partner of Fulbright & Jaworski LLP, a US legal firm. He is a non-executive director of Iridium Holdings LLC, chairman emeritus of Wesleyan University in Middletown, Connecticut, USA, a trustee of the Africa-America institute in New York and a director of Project HOPE in Washington D.C.
Gonzalo Rodriguez de Castro (65)	Non-executive director (Spanish)
Business address	Maria de Molina, N1 28006, Madrid, Spain
Experience	Gonzalo was appointed to the Barloworld board in January 2004. He was appointed as a non-executive director of Barloworld's Spanish equipment business in 1995. He was CEO of the Madrid Stock Exchange and chairman of Euroquote in Brussels.
Robert Charles Tomkinson (66)	Non-executive director (British)
Business address	Home Farm, Wappenham Towcester, NN12 8SJ England
Experience	Robert was appointed to the Barloworld board in November 2001. He is a non-executive director of UGC Limited. He was group finance director of Electrocomponents plc, and since his retirement in 1997 he has been on the board of a number of companies.

13.11 **Directors' emoluments**

13.11.1 Executive directors

Details of the executive directors' emoluments and benefits for the financial year ended 30 September 2006 are set out below.

Executive director	Salary R000	Bonus R000	Retirement and medical contributions R000	Share options awarded* R000	Car allowances R000	Other benefits R000	Total R000	Share options ceded^ R000	Share options exercised^ R000
P J Blackbeard	2 387	2 255	268	288	277	919	**6 394**	1 563	943
M D Coward >	1 552		354	339	231		**2 476**	2 013	
L S Day**	1 740	2 179	434	339	218	9	**4 919**		2 002
B P Diamond	2 732	2 120	445	339	154		**5 790**	751	
J E Gomersall>	2 137	2 676	514	339	140	233	**6 039**		10 238
A J Lamprecht	1 737	1 549	391	339	235	145	**4 396**	2 413	
M Laubscher	1 500	1 350	270	257	186	10	**3 573**		1 176
A J Phillips >	3 119	3 908	764	485	231	96	**8 603**		3 015
P M Surgey	1 802	2 257	376	339	258	21	**5 053**	2 462	
C B Thomson	1 870	2 344	353	340	257	27	**5 191**		4 525
	20 576	**20 638**	**4 169**	**3 404**	**2 187**	**1 460**	**52 434**	**9 202**	**21 899**

** This amount relates to the IFRS2 Share-based Payment charge on share options awarded*

*** Retired subsequent to financial year-end 2006*

^ This amount relates to the gain made on share options issued in previous years exercised/ceded to financial institutions as per share option policy during the current year

> Resigned subsequent to financial year-end 2006

13.11.2 Non-executive directors

Details of the emoluments of the non-executive directors for the financial year ended 30 September 2006 are set out below.

Non-executive director	Fees R000	Car allowance R000	Fees for services to subsidiaries R000	Total 2006 R000
S A M Baqwa	115			**115**
W A M Clewlow**	1 325	171	710	**2 206**
M J Levett	205			**205**
S Mkhabela (appointed 27 January 2006)	79			**79**
D B Ntsebeza	140			**140**
S B Pfeiffer	625			**625**
G Rodriguez de Castro	550		316	**866**
L A Tager (retired 26 January 2006)	36			**36**
E P Theron**	224		103	**327**
R C Tomkinson	869		725	**1 594**
	4 168	**171**	**1 854**	**6 193**

***Retired subsequent to financial year-end 2006*

No directors of Barloworld will benefit, directly or indirectly, in any manner as a consequence of the implementation of the unbundling, other than as shareholders. There will be no changes to the Barloworld directors' remuneration as a result of the unbundling.

13.12 **Directors' interests in securities**

Ordinary shares

The interests of the directors in the issued ordinary shares of Barloworld as at the last practicable date are set out in the table below.

	Beneficial direct	Beneficial indirect
Executive directors		
P J Blackbeard	73 334	–
B P Diamond	–	11 766
A J Lamprecht	3 000	–
M Laubscher	15 000	–
P M Surgey	106 278	–
C B Thomson	86 499	700
Non-executive directors		
D B Ntsebeza (Chairman)	1 700	–
A G K Hamilton	–	1 000
M J Levett	25 630	–
S B Pfeiffer	10 000	–
R C Tomkinson	–	2 000
	321 441	15 466

Executive and non-executive directors' total interests are 0.15% and 0.02% respectively.

Subsequent to the financial year ended 30 September 2006, the following directors have retired or resigned: Messrs W A M Clewlow, M D Coward, L S Day, J E Gomersall, A J Phillips and E P Theron.

13.13 **Directors' interests in share options**

The interests of the executive and non-executive directors in shares of the Company provided in the form of options, as at the last practicable date, are shown in the table below. The number of unexercised options and option prices reflected in the table below have changed following the unbundling of PPC.

	Number of vested options at last practicable date	Number of unvested options at last practicable date	Number of un-exercised options at last practicable date	Option price (R)	Date from which exercisable
P J Blackbeard		6 667	6 667	25.46	01/04/06
	11 666	23 334	35 000	36.35	26/05/07
B P Diamond		11 667	11 667	25.46	01/04/06
		23 334	23 334	36.35	26/05/07
A J Lamprecht		21 771	21 771	25.46	01/04/06
		23 334	23 334	36.35	26/05/07
M Laubscher		12 441	12 441	25.46	01/04/06
		37 320	37 320	36.35	26/05/07
P M Surgey	15 833	11 667	27 500	25.46	01/04/06
	11 666	23 334	35 000	36.35	26/05/07
C B Thomson		21 771	21 771	25.46	01/04/06
		43 542	43 542	36.35	26/05/07
Total	**39 165**	**260 182**	**299 347**		

13.14 Directors' dealings in securities

The following changes have occurred between the financial year end and the last practicable date:

- P J Blackbeard's direct interest increased by 60 000 Barloworld ordinary shares;
- B P Diamond's direct interest decreased by 8 667 Barloworld ordinary shares;
- S B Pfeiffer's direct interest increased by 2 000 Barloworld ordinary shares;
- A J Lamprecht's direct interest decreased by 10 000 Barloworld ordinary shares;
- M Laubscher's direct interest decreased by 18 332 Barloworld ordinary shares;
- P M Surgey's direct interest increased by 35 000 Barloworld ordinary shares;
- C B Thomson's direct interest increased by 29 165 Barloworld ordinary shares; and
- A G K Hamilton's indirect interest increased by 1 000 Barloworld ordinary shares.

13.15 Directors' interests in transactions

Barloworld disposed of its business of manufacturing and supplying steel pipes and tubes and other associated products ("the Steel Tube Division") in November 2006, of which an interest was acquired by the management of the Steel Tube Division. M D Coward, an executive director of Barloworld from 21 August 1995 to 5 December 2006, was also the CEO of the Steel Tube Division. M D Coward was therefore beneficially interested in the acquisition of the Steel Tube Division via his management position.

13.16 Directors' interests in Freeworld Coatings

None of the directors had any shareholding in Freeworld Coatings as at the last practicable date. As a consequence of the unbundling, the directors holding ordinary shares in Barloworld will be entitled to the same ratio of Freeworld Coatings distribution shares as are set out in paragraph 4.1.

13.17 Directors' service contracts

There are no directors with service contracts with termination benefits exceeding one year's salary and notice periods in excess of one year.

13.18 Disqualification from office

None of the directors has:

- ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;
- ever been declared bankrupt or sequestrated in any jurisdiction;
- at any time been a party to a scheme of arrangement or made any other form of composition with his or her creditors;
- ever been found guilty in disciplinary proceedings, by an employer or regulatory body, due to dishonest activities;
- ever been barred from entry into a profession or occupation; and/or
- ever been convicted in any jurisdiction of any criminal offence or an offence under legislation.

13.19 Special arrangements

No agreement, arrangement or understanding (including any compensation arrangement) exists between the Company or any person acting in concert with it and any of the directors of Freeworld Coatings or persons who were directors within the period commencing 12 months prior to the last practicable date, having any connection with or dependence upon the unbundling, other than as discussed in this circular.

14. INFORMATION RELATING TO FREEWORLD COATINGS

The pre-listing statement pertaining to the listing of Freeworld Coatings in the Special Chemicals sub-sector of the "chemicals" sector of the JSE under the share code FWD and ISIN ZAE000109450, enclosed together with this circular, contains the following information:

- history and incorporation;
- nature of business;
- historical financial information;
- share capital and premium of Freeworld Coatings;
- material loans;
- major Freeworld Coatings shareholders;
- material contracts;
- staff share plan;
- extracts from articles of association;
- new directorate;
- strategy and prospects;
- material changes; and
- corporate governance.

15. EXCHANGE CONTROL CONSIDERATIONS

The following guidelines are not a comprehensive statement of the Exchange Control Regulations. Barloworld ordinary shareholders who have any doubt as to the action they must take, should consult their professional advisors.

In the case of Barloworld ordinary shareholders whose registered addresses in the register are outside the common monetary area, the following will apply in respect of the unbundling:

15.1 Emigrants from the common monetary area

Share certificates in respect of Freeworld Coatings distribution shares issued to any emigrant Barloworld ordinary shareholder in terms of the unbundling will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets. In terms of the Exchange Control Regulations, such Freeworld Coatings distribution shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor.

15.2 All other non-residents of the common monetary area

Barloworld ordinary shareholders who are not resident in the common monetary area whose documents of title are endorsed "non-resident" will receive share certificates in respect of Freeworld Coatings distribution shares similarly endorsed. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor.

16. GENERAL

16.1 Experts' consents

The investment bank and transaction sponsor, the attorneys, the reporting accountants, tax advisors and independent auditors, the sponsor and the transfer secretaries have consented in writing to act in the capacities stated and to their names being included in this circular and have not withdrawn their consent prior to the publication of this circular. Furthermore, where applicable, the experts referred to above, have consented to the inclusion in this circular of any professional reports, prepared by them.

16.2 Directors' responsibility statement

The directors, whose names are given on page 11 of this circular, collectively and individually accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, that they have made all reasonable enquiries to ascertain such facts and that this circular contains all information required by law and the Listings Requirements.

16.3 **Litigation statement**

The Barloworld Group is not involved in any legal or arbitration proceedings, nor are the Barloworld directors aware of any proceedings which are pending or threatened, which may have or have had, in the 12 months preceding the last practicable date, a material effect on the Barloworld Group's financial position.

16.4 **Costs**

The costs of the unbundling being borne by Barloworld are estimated at approximately R16.6 million and consist of the following:

Expense	**R000 (excluding VAT)**
Investment bank and transaction sponsor fees	5 000
South African attorneys' fees	3 500
United States attorneys' fees	1 200
Reporting accountants' and independent auditors' fees	2 600
Tax advisors' fees	4 000
Public relations, printing and publication costs	242
JSE documentation inspection fees	18
TOTAL	**16 560**

17. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Barloworld, 180 Katherine Street, Sandton, during normal office hours from the date of issue of this circular up to and including the date of the general meeting:

- this circular;
- the memorandum and articles of association of Barloworld;
- the memorandum and articles of association of Freeworld Coatings;
- the audited annual financial statements of Barloworld for the three financial years ended 30 September 2004 to 30 September 2006;
- the reviewed interim financial statements of Barloworld for the six month period ended 31 March 2007;
- the independent reporting accountants' report on the *pro forma* financial information and the *pro forma* financial effects contained in this circular; and
- the consent letters of the investment bank and transaction sponsor the sponsor, the attorneys, the reporting accountants, tax advisors and independent auditors and the transfer secretaries.

BARLOWORLD LIMITED

D B Ntsebeza
Chairman

Sandton
8 November 2007

C B Thomson
CEO

Sandton
8 November 2007

S Mngomezulu
Company Secretary

Sandton
8 November 2007

PRO FORMA FINANCIAL INFORMATION OF BARLOWORLD AFTER THE UNBUNDLING OF FREEWORLD COATINGS

Set out below are the unaudited *pro forma* income statement and balance sheet of the Barloworld Group, reflecting the financial effects of:

- the unbundling of PPC and all its financial effects;
- the unbundling;
- the reversal of Group entries related to Freeworld Coatings;
- adjusting for non-recurring transactions related to the unbundling; and
- adjusting for recurring transactions related to Freeworld Coatings and the unbundling,

based on the reviewed consolidated condensed financial statements of the Barloworld Group for the six months ended 31 March 2007.

The unaudited *pro forma* income statement and balance sheet are presented for illustrative purposes only and because of their nature may not give a fair reflection of the Barloworld Group's financial position, changes in equity and results of operations after the transactions. The unaudited *pro forma* income statement and balance sheet are the responsibility of the Barloworld board.

In preparing the unaudited *pro forma* financial information it has been assumed that the Barloworld Group will meet all of the requirements in order for the unbundling to be effected in terms of section 46 of the Income Tax Act, which provides that the distribution of the Freeworld Coatings distribution shares will not be deemed to be a dividend for STC purposes.

1. **UNAUDITED *PRO FORMA* INCOME STATEMENT**

The unaudited *pro forma* income statement of the Barloworld Group for the six months ended 31 March 2007, before and after the unbundling, is set out below:

	Before the un-bundling Rm	Total un-bundling entries of PPC Rm	Barloworld after un-bundling PPC[2] Rm	Adjust-ments – reversal of Freeworld Coatings income statement from the Barloworld Group consolidated results[3i] Rm	Reversal of Barloworld Group entries relating to Freeworld Coatings [3ii] Rm	Adjust-ments for non-recurring trans-actions related to the un-bundling [3iii] Rm	Adjust-ments for recurring trans-actions related to the un-bundling [3iv] Rm	After un-bundling – *Pro forma* Rm
Continuing operations								
Revenue	24 324	(2 353)	21 971	(1 159)	1	–	–	20 813
Operating profit	2 157	(988)	1 169	(194)	–	(3)	–	972
Fair value adjustments on financial instruments	(12)	356	344	5	–	–	–	349
Finance costs	(401)	29	(372)	12	24	–	1	(335)
Income from investments	160	(45)	115	(6)	3	–	–	112
Profit before exceptional items	1 904	(648)	1 256	(183)	27	(3)	1	1 098
Exceptional items	(190)	(3)	(193)	–	–	–	–	(193)
Profit before taxation	1 714	(651)	1 063	(183)	27	(3)	1	905
Taxation	(521)	288	(233)	52	(8)	–	–	(189)
Secondary taxation on companies	(276)	70	(206)	2	–	–	8	(196)
Profit after taxation	917	(293)	624	(129)	19	(3)	9	520
Income from associates and joint ventures	20	(4)	16	(6)	–	–	–	10
Net profit from continuing operations	937	(297)	640	(135)	19	(3)	9	530
Discontinued operations								
Profit/(loss) from discontinued operations	28	–	28	–	–	–	–	28
Net profit for the period	965	(297)	668	(135)	19	(3)	9	558
Minority shareholders	(179)	170	(9)	6	–	–	–	(3)
Earnings attributable to ordinary shareholders	786	(127)	659	(129)	19	(3)	9	555
Dividends declared by Barloworld	(1 931)	280	(1 652)	14	–	–	64	(1 574)
Headlines earnings per ordinary share – cents	466.5		403.9					352.1
Earnings per ordinary share – cents	389.7		325.3					273.5
Weighted average no. of shares in issue ('000)	201 686		201 686					201 686

Notes and assumptions:

1. The "Before the unbundling" financial information has been based on the Barloworld Group's published reviewed condensed consolidated income statements for the six month period ended 31 March 2007.
2. The "Barloworld after unbundling PPC" is based on the assumption that Barloworld unbundled 377 363 676 ordinary par value shares of R0.10 each in the share capital of PPC as at 31 March 2007 with effect from 1 October 2006.
3. The unaudited *pro forma* income statement of the Barloworld Group has been prepared on the assumptions that Barloworld unbundled 203 345 000 Freeworld Coatings distribution shares as at 31 March 2007 with effect from 1 October 2006, which resulted in the:
   (i) exclusion of the income statement of Freeworld Coatings for the six months ended 31 March 2007;
   (ii) the reversal of all Group entries with Freeworld Coatings which includes the following:
      - reversal of inter-group transactions and unrealised profits for the six months ended 31 March 2007; and
      - savings in interest due to the settlement of the inter-group loans and the additional loans raised to gear Freeworld Coatings according to the industry standard using a pre-taxation borrowing rate of 9% and current tax rate of 29%;
   (iii) adjusting for non-recurring entries related to the Freeworld Coatings unbundling including the following:
      - the acceleration of the IFRS 2 charge in the income statement for the Barloworld share options awarded to the employees of Freeworld Coatings;
   (iv) adjusting for recurring entries related to the unbundling including the following:
      - Saving of interest net of tax due resulting from the loss of the Freeworld Coatings dividend by Barloworld and the revised Barloworld dividend payable based on dividend cover of two times (calculated on headline earnings but excluding special dividends). A pre-taxation borrowings rate of 9% is assumed, current tax at 29% and STC at 12.5%.

2. UNAUDITED *PRO FORMA* BALANCE SHEET

The unaudited *pro forma* balance sheet of the Barloworld Group for the year as at 31 March 2007, before and after the unbundling, is set out below:

	Before the unbundling Rm	Total unbundling entries of PPC [illegible] Rm	Barloworld after unbundling PPC Rm	Adjustments – reversal of Freeworld Coatings Balance sheet from the Group consolidated results [illegible] Rm	Reversal of Barloworld Group entries relating to Freeworld Coatings [illegible] Rm	Adjustments for non-recurring transactions related to the unbundling [illegible] Rm	Adjustments for recurring transactions related to the unbundling [illegible] Rm	After unbundling – *Pro forma* Rm
ASSETS								
Non-current assets								
Property, plant and equipment	8 242	(1 688)	6 557	(271)	–	–	–	6 286
Goodwill	2 522	(382)	2 140	(31)	–	–	–	2 109
Intangible assets	305	(16)	288	(71)	–	–	–	217
Investment in associates and joint ventures	875	69	1 169	(81)	–	–	–	1 088
Finance lease receivables	623	–	623	(1)	–	–	–	622
Long-term financial assets	615	(62)	330	(6)	–	–	–	324
Deferred taxation assets	573	–	573	(24)	–	–	–	549
	13 755	(2 079)	11 680	(485)	–	–	–	11 195
Current assets								
Vehicle rental fleet	3 504	–	3 503	–	–	–	–	3 503
Inventories	5 368	(325)	5 043	(363)	–	–	–	4 680
Trade and other receivables	6 661	(705)	5 956	(421)	–	–	–	5 535
Taxation	31	(1)	29	(2)	–	–	–	27
Cash and cash equivalents	1 056	(46)	1 009	(21)	–	–	–	988
Assets classified as held for sale	3 336	–	3 336	–	–	–	–	3 336
	19 956	(1 077)	18 875	(807)	–	–	–	18 068
Total assets	33 711	(3 156)	30 555	(1 292)	–	–	–	29 263

	Before the unbundling Rm	Total unbundling entries of PPC [22] Rm	Barloworld after unbundling PPC Rm	Adjustments – reversal of Freeworld Coatings Balance sheet from the Group consolidated results [23] Rm	Reversal of Barloworld Group entries relating to Freeworld Coatings [23] Rm	Adjustments for non-recurring transactions related to the unbundling [24] Rm	Adjustments for recurring transactions related to the unbundling [24] Rm	After unbundling – *Pro forma* Rm
EQUITY AND LIABILITIES								
Capital and reserves								
Share capital and premium	441	–	441	(13)	13	–	–	441
Other reserves	3 117	71	3 189	(6)	–	–	–	3 183
Retained income	8 711	(2 334)	6 377	(433)	467	5	73	6 489
Interest of shareholders of Barloworld Limited	12 269	(2 263)	10 007	(452)	480	5	73	10 113
Minority interest	581	(394)	187	(22)	–	–	–	165
Interest of all shareholders	12 850	(2 657)	10 194	(474)	480	5	73	10 278
Non-current liabilities								
Inter-group loans	–	–	–	(394)	394	–	–	–
Interest-bearing	4 989	(83)	4 906	(9)	–	–	–	4 897
Deferred taxation liabilities	746	(166)	579	(11)	–	–	–	568
Provisions	472	(108)	364	(10)	–	–	–	354
Other non-interest bearing	1 203	379	1 582	(1)	–	3	–	1 584
	7 410	22	7 431	(425)	394	3	–	7 403
Current liabilities								
Trade and other payables	5 965	(435)	5 529	(356)	–	–	–	5 173
Provisions	655	(9)	646	(17)	–	–	–	629
Taxation	512	(100)	412	(7)	–	–	–	405
Amounts due to bankers and short-term loans	4 739	23	4 763	(13)	(874)	(8)	(73)	3 795
Shareholders for dividend	1 015	–	1 015	–	–	–	–	1 015
Liabilities directly associated with assets classified as held for sale	565	–	565	–	–	–	–	565
	13 451	(521)	12 930	(393)	(874)	(8)	(73)	11 582
Total equity and liabilities	33 711	(3 156)	30 555	(1 292)	–	–	–	29 263
Net asset value per share – cents	6 193.4		5 080.8					5 095.6
Net tangible asset value per share – cents	4 802.9		3 886.3					3 951.0
Number of ordinary shares in issues ('000)	203 345		203 345					203 345

Notes and assumptions:

1. The "Before the unbundling" financial information has been extracted from the Barloworld Group's reviewed condensed consolidated balance sheet as at 31 March 2007.
2. The unaudited *pro forma* balance sheet of the Barloworld Group has been prepared on the assumptions that the unbundling of PPC and Freeworld Coatings was effected on 31 March 2007, which resulted in the:
   (i) exclusion of PPC's balance sheet (with all its financial effects) as at 31 March 2007;
   (ii) exclusion of Coating's balance sheet as at 31 March 2007;
   (iii) reversal of the Group entries as at 31 March 2007; which included:
   - reversing of the investment in Freeworld Coatings;
   - reallocation of unrealised profits and dividends paid /received between Freeworld Coatings and Barloworld;
   - repayment of inter-group interest-bearing and non-interest bearing loans; and
   - increase in Freeworld Coatings borrowings to gear the company according to industry standards using a pre-taxation borrowings rate of 9% and a current tax rate of 29%;

   (iv) adjusting for non-recurring entries related to the Freeworld Coatings unbundling including the following:
   - the acceleration of the IFRS2 charge for share options awarded to Freeworld Coatings employees, accounted for directly in equity;
   - the transaction costs incurred on the unbundling; and
   - re-imbursement by Freeworld Coatings to Barloworld Limited for the liability in terms of the Barloworld share options scheme relating to Freeworld Coatings employees;

   (v) adjusting for recurring entries related to the unbundling including the following:
   - reduction in borrowings due to a lower dividend payable by Barloworld in order to maintain a dividend cover of two times (excluding special dividends). A pre-taxation borrowings rate of 9% is assumed, current tax at 29% and STC at 12.5%.

ACCOUNTANTS' REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION

"The Directors
Barloworld Limited
180 Katherine Street
Sandton
2146

19 October 2007

Dear Directors

INDEPENDENT REPORTING ACCOUNTANT'S ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF BARLOWORLD LIMITED

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out on paragraph 6, Financial Effects and Annexure 1 of the circular to be issued on or about 8 November 2007 issued in connection with the Freeworld Coatings Limited unbundling that is the subject of this circular of Barloworld Limited. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Barloworld Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to Barloworld Limited shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Guide on Pro Forma Financial Information* issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Barloworld Limited, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of this circular. In arriving at our conclusion, we have relied upon financial information prepared by the directors of Barloworld Limited and other information from various public, financial and industry sources. While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of

any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that:

- the *pro forma* financial information has not been properly compiled on the basis stated,
- such basis is inconsistent with the accounting policies of the issuer, and
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed in terms of the section 8.17 and 8.30 JSE Listings Requirements.

Consent

We consent to the inclusion of this report, which will form part of the circular, to be issued on or about 8 November 2007, in the form and context in which it will appear.

Deloitte & Touche
Registered Auditors

Per **AG Waller**
Partner

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton"

National Executive: G G Gelink Chief Executive, A E Swiegers Chief Operating Officer, G M Pinnock Audit, D L Kennedy Tax, L Geeringh Consulting, L Bam Strategy, C R Beukman Finance, T J Brown Clients & Markets, N T Mtoba Chairman of the Board, J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request.

HISTORICAL FINANCIAL INFORMATION OF BARLOWORLD

This report has been extracted from the Barloworld Group consolidated financial statements, which have been prepared in accordance with IFRS, in compliance with the Companies Act and the Listings Requirements. The basis of preparation has been consistently applied, except where otherwise indicated. For a better understanding of the Barloworld Group's financial position and the results of its operations and cash flows for the year, this summarised report should be read in conjunction with the annual financial statements from which it was derived. These financial results were audited by Deloitte & Touche, who issued unqualified audit opinions in respect of the financial statements.

GROUP CONSOLIDATED BALANCE SHEETS

at 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
ASSETS					
Non-current assets	**14 289**	**14 158**	**13 990**	**12 210**	**13 872**
Property, plant and equipment	8 299	7 922	7 706	6 655	7 565
Goodwill	3 005	2 485	2 433	1 308	1 621
Intangible assets	323	260	242	272	282
Investment in associates and joint ventures	749	518	319	535	373
Finance lease receivables	566	1 495	1 631	2 267	2 675
Long-term financial assets	597	655	893	–	–
Deferred taxation assets	750	823	766	472	385
Other	–	–	–	701	971
Current assets	**21 365**	**14 465**	**13 831**	**11 548**	**13 225**
Vehicle rental fleet	3 441	2 196	1 887	–	–
Inventories	5 907	4 793	5 103	5 010	5 895
Trade and other receivables	7 026	5 859	5 232	4 925	5 509
Taxation	17	38	47	66	67
Cash and cash equivalents	2 134	1 399	1 443	1 547	1 754
Assets classified as held for sale	2 840	180	119	–	-
Total assets	**35 654**	**28 623**	**27 821**	**23 758**	**27 097**

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital and premium	327	1 397	1 209	712	682
Other reserves	3 461	1 462	1 807	1 893	3 789
Retained income	9 881	8 627	7 501	7 043	6 727
Equity portion of convertible bond	–	–	–	36	36
Interest of shareholders of Barloworld Limited	13 669	11 486	10 517	9 684	11 234
Minority interest	691	644	718	706	791
Interest of all shareholders	14 360	12 130	11 235	10 390	12 025
Non-current liabilities	7 920	7 761	7 540	4 916	5 195
Interest bearing	5 475	5 410	4 871	3 404	3 248
Deferred taxation liabilities	870	905	795	617	617
Convertible bond	–	–	–	–	263
Provisions	468	383	503	254	–
Other non-interest bearing	1 107	1 063	1 371	641	1 067
Current liabilities	13 374	8 732	9 046	8 452	9 877
Trade and other payables	6 663	5 163	5 246	4 756	5 168
Provisions	536	480	493	496	553
Taxation	705	457	468	461	479
Amounts due to bankers and short-term loans	4 409	2 632	2 839	2 559	3 677
Liabilities directly associated with assets classified as held for sale	1 061	–	–	–	–
Convertible bond	–	–	–	180	–
Total equity and liabilities	35 654	28 623	27 821	23 758	27 097
NAV per Barloworld ordinary share (cents)	6 973	5 620	5 263	5 100	5 872
TNAV per Barloworld ordinary share (cents)	5 362	4 303	3 950	4 295	4 898

*Restated for changes in accounting policies.

GROUP CONSOLIDATED INCOME STATEMENTS

for the years ended 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
CONTINUING OPERATIONS					
Revenue	42 693	37 696	34 839	34 603	35 999
Operating profit before goodwill amortisation	4 133	3 423	2 933	2 442	2 067
Goodwill amortisation	–	–	(148)	(113)	(116)
Operating profit	4 133	3 423	2 785	2 329	1 951
Fair value adjustments on financial instruments	235	(57)	(113)	(334)	55
Finance costs	(605)	(441)	(445)	(531)	(401)
Income from investments	273	198	261	274	253
Profit before exceptional items	4 036	3 123	2 488	1 738	1 858
Exceptional items	120	7	43	81	369
Profit before taxation	4 156	3 130	2 531	1 819	2 227
Taxation	(1 370)	(1 044)	(887)	(600)	(636)
Profit after taxation	2 786	2 086	1 644	1 219	1 591
Income from associates and joint ventures	72	53	99	114	119
Net profit from continuing operations	2 858	2 139	1 743	1 333	1 710
DISCONTINUED OPERATION					
(Loss)/profit from discontinued operation	(112)	24	25	–	–
Net profit	2 746	2 163	1 768	1 333	1 710
Attributable to:					
Minority shareholders	389	314	258	211	207
Barloworld shareholders	2 357	1 849	1 510	1 122	1 503
	2 746	2 163	1 768	1 333	1 710
Earnings per share (cents)					
– basic	1 138.9	891.7	757.4	572.4	769.6
– diluted	1 117.1	871.7	739.4	561.1	750.6
Earnings per share from continuing operations (cents)					
– basic	1 193.0	880.1	744.8	572.4	769.6
– diluted	1 170.2	860.4	727.2	561.1	750.6
Earnings per share from discontinued operation (cents)					
– basic	(54.1)	11.6	12.5	–	–
– diluted	(53.1)	11.3	12.2	–	–

*Restated for changes in accounting policies.

GROUP CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash generated from operations	6 067	4 800	4 257	3 523	3 660
Finance costs	(630)	(463)	(474)	(531)	(401)
Realised fair value adjustments on financial instruments	136	(18)	(52)	(320)	55
Dividends received from investments and associates	104	76	66	69	67
Interest received	261	156	230	244	223
Taxation paid	(1 007)	(975)	(874)	(566)	(567)
Cash flow from operations	4 931	3 576	3 153	2 419	3 037
Dividends paid (including minority shareholders)	(1 295)	(1 197)	(871)	(940)	(649)
Cash retained from operating activities	3 636	2 379	2 282	1 479	2 388
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of subsidiaries, investments and intangibles	(814)	(443)	(1 649)	(1 397)	(1 259)
Proceeds on disposal of subsidiaries, investments and intangibles	44	69	210	223	366
Net investment in fleet leasing and rental assets	(2 108)	(1 629)	(1 646)	(1 039)	(1 041)
Acquisition of other property, plant and equipment	(1 217)	(1 186)	(805)	(843)	(1 281)
Replacement capital expenditure	(508)	(787)	(562)	(671)	(871)
Expansion capital expenditure	(709)	(399)	(243)	(172)	(410)
Proceeds on disposal of property, plant and equipment	593	209	288	363	594
Proceeds on sale of leasing assets	564	–	1 478	881	–
Net cash used in investing activities	(2 938)	(2 980)	(2 124)	(1 812)	(2 621)
Net cash inflow/(outflow) before financing activities	698	(601)	158	(333)	(233)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds on share issue	90	188	13	30	–
Buy-back of shares in company	(1 160)	–	–	(4)	
Proceeds from long-term borrowings	1 742	1 967	3 405	2 906	1 777
Repayment of long-term borrowings	(1 903)	(1 386)	(2 540)	(1 842)	(1 656)
Increase/(decrease) in short-term interest bearing liabilities	1 007	(168)	(1 136)	(603)	(145)
Net cash (used in)/from financing activities	(224)	601	(258)	487	(24)
Net increase/(decrease) in cash and cash equivalents	474	0	(100)	154	(257)
Cash and cash equivalents at beginning of year	1 399	1 443	1 547	1 754	1 781
Effect of foreign exchange rate movement on cash balance	242	(44)	(4)	(361)	230
Effect of cash balances classified as held for sale	19				
Cash and cash equivalents at end of year	2 134	1 399	1 443	1 547	1 754
Cash balances not available for use due to reserving restrictions	405	344	244	–	–

*Restated for changes in accounting policies.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 30 September

	Audited	
	2006 Rm	2005 Rm
Exchange differences on translation of foreign operations	1 832	(186)
Gain on cash flow hedges	139	2
Deferred taxation on cash flow hedges	(18)	
Gain of revaluation of available for sale investments	18	12
Deferred taxation on revaluation of available for sale investments	(8)	(2)
Other reserve movements	(71)	(31)
Net actuarial losses on post-retirement benefit obligations	**(55)**	**(86)**
Actuarial losses on post-retirement benefit obligations	(79)	(123)
Taxation effect	24	37
Net income/(loss) recognised directly in equity	**1 837**	**(291)**
Net profit	2 746	2 163
Total recognised income and expense for the year	**4 583**	**1 872**
Attributable to:		
Minority shareholders	381	302
Barloworld Limited shareholders	4 202	1 570
	4 583	1 872

The statement of recognised income and expense has been prepared in terms of the requirements of IAS 19 Employee Benefits regarding the change in accounting policy for the treatment of actuarial gains and losses (refer note 8).

SALIENT FEATURES
for the year ended 30 September

	Audited	
	2006	2005*
Number of ordinary shares in issue, net of buyback ('000)	200 716	208 612
Net asset value per share including investments at fair value (cents)	6 973	5 620
Total borrowings to total shareholders' funds (%)		
– Trading segment**	31.7	20.9
– Total Group	73.3	66.3
Interest cover (times)		
– Trading segment**	10.6	11.3
– Total Group	5.8	6.0
Return on net assets (%)		
– Trading segment**	26.8	25.6
– Total Group	19.1	18.3
Cash flow return on investment – CFROI® (%)	12.3	10.3
Return on ordinary shareholders' funds (excluding exceptional items) (%)	18.0	16.8

*Restated – refer note 8.
**Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 September

	Audited 2006 Rm	Audited 2005* Rm
1. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS		
Net profit attributable to Barloworld shareholders	2 357	1 849
Impairment loss on disposal of Steel Tube Division after taxation	156	–
Profit on disposal of properties, investments and subsidiaries	(140)	(25)
Impairment of assets	27	21
Loss/(profit) on sale of plant and equipment (excluding rental assets) and intangible assets	4	(2)
Taxation on exceptional items	19	(6)
Interest of outside shareholders in exceptional items	–	4
Headline earnings	2 423	1 841
Headline earnings from continuing operations	2 373	1 815
Headline earnings from discontinued operation	50	26
Weighted average number of ordinary shares in issue during the year ('000)		
– basic	206 959	207 367
– diluted	210 998	212 117
Headline earnings per share (cents)		
– basic	1 170,8	887,8
– diluted	1 148,4	867,9
Headline earnings per share from continuing operations (cents)		
– basic	1 146,6	875,3
– fully diluted	1 124,7	855,7
Headline earnings per share from discontinued operation (cents)		
– basic	24,2	12,5
– diluted	23,7	12,3
2. EXCEPTIONAL ITEMS		
Profit on disposal of properties, investments and subsidiaries	143	27
Impairment losses	(23)	(21)
Other		1
Gross exceptional profits	120	7
Taxation	(20)	5
Interest of outside shareholders	–	(4)
	100	8
Discontinued operation (net of taxation)	(6)	(2)
Net exceptional profits	94	6

*Restated – refer note 8.

	Audited 2006 Rm	2005* Rm
3. DISCONTINUED OPERATION AND ASSETS CLASSIFIED AS HELD FOR SALE		
The Steel Tube Division has been classified as a disposal group held for sale.		
Results from discontinued operation are as follows:		
Revenue	1 775	1 590
Operating profit	95	44
Fair value adjustments on financial instruments	(6)	1
Finance costs	(25)	(25)
Income from investments	3	1
Profit before exceptional items	67	21
Exceptional items (gross of taxation)	(7)	(3)
Profit before taxation	60	18
Taxation	(20)	2
Profit after taxation	40	20
Income from associates and joint ventures	4	4
Net profit of discontinued operation before impairment loss	44	24
Impairment loss on write-down to fair value less costs to sell	(185)	–
Taxation on impairment loss	29	–
Impairment loss after taxation	(156)	–
Loss from discontinued operation per income statement	(112)	–
The cash flows from the discontinued operation are as follows:		
Cash flows from operating activities	80	(54)
Cash flows from investing activities	(24)	(20)
Cash flows from financing activities	(75)	31
Assets classified as held for sale consist of the following:		
– Steel Tube discontinued operation	715	–
– Industrial Distribution leasing assets	1 717	–
– Vehicle and equipment rental fleets	249	180
– Other	159	–
	2 840	180
Liabilities directly associated with assets classified as held for sale consist of the following:		
– Steel Tube discontinued operation	347	–
– Industrial Distribution leasing liabilities#	597	–
– Other	117	–
	1 061	–

4. INTEREST OF ALL SHAREHOLDERS

	2006 Rm	2005* Rm
Balance at the beginning of the year	12 130	11 821
Adjustment to opening balance for changes in accounting policies	–	(586)
Net income/(loss) recognised directly in equity	1 837	(291)
Net profit	2 746	2 163
Reclassifications and other reserve movements	46	34
Purchase of minority shareholding in subsidiary	(34)	(2)
Buy-back of shares	(1 160)	–
Dividends on ordinary shares	(1 295)	(1 197)
Shares issued in current year	90	188
Interest of shareholders at the end of the year	14 360	12 130

*Restated – refer note 8.

In addition, an amount of R916 million inter-group borrowings will be settled from the proceeds on the sale of the assets.

	Audited 2006 Rm	Audited 2005* Rm
5. DIVIDENDS		
Ordinary shares		
Final dividend No. 153 paid on 16 January 2006: 325 cents per share (2005: No. 151 – 265 cents per share)	745	602
Interim dividend No 154 paid on 12 June 2006: 150 cents per share (2005: No. 152 – 130 cents per share)	312	296
	1 057	898
Dividend attributable to the treasury shares	(62)	(75)
Paid to Barloworld shareholders	995	823
Paid to minority shareholders	300	374
	1 295	1 197
Dividends per share (cents)	600	455
– interim (declared May)	150	130
– final (declared November)	450	325
6. CONTINGENT LIABILITIES		
Bills, lease and hire-purchase agreements discounted with recourse, other guarantees and claims. Litigation, current or pending, are not considered likely to have a material adverse effect on the Barloworld Group	622	296
Buy-back and repurchase commitments not reflected on the balance sheet. The related assets are estimated to have a value at least equal to the repurchase commitment	1 250	1 071
There are no material contingent liabilities in joint venture companies.		
7. COMMITMENTS		
Capital expenditure commitments to be incurred:		
Contracted	2 106	1 762
Approved but not yet contracted	999	1 080
	3 105	2 842
Operating lease commitments	2 509	1 682
Finance lease commitments	1 050	1 522

* Restated – refer note 8.

8. ACCOUNTING POLICIES AND COMPARATIVE INFORMATION

The Barloworld Group changed its accounting policy in the current year in respect of the treatment of actuarial gains and losses. In terms of the allowed treatment per IAS19 Employee Benefits, actuarial gains and losses are now recognised in full in the period in which they occur, outside profit or loss, in the Statement of Recognised Income and Expense.

In addition, the following new or revised Standards and Interpretations were adopted during the current year:

- IAS27 (Revised) Consolidated and Separate Financial Statements
- IFRS2 Share-based Payment
- IFRIC Interpretation 8 Scope of IFRS2
- AC503 Accounting for Black-Economic Empowerment Transactions

- IFRIC Interpretation 11 IFRS2
- Group and Treasury Share Transactions
- The South African Institute of Chartered Accountants' Circular 9/2006
- Transactions giving rise to adjustments to Revenue/Purchases
- IFRS6 Exploration for and Evaluation of Mineral Resources
- IFRIC Interpretation 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- IFRIC Interpretation 6 Liabilities Arising from Participating in a Specific Market
- Waste Electrical and Electronic Equipment
- IFRIC Interpretation 7 Applying the Restatement Approach Under IAS29 Financial Reporting in Hyperinflationary Economies
- IFRIC Interpretation 9 Reassessment of Embedded Derivatives
- IFRIC Interpretation 10 Interim Financial Reporting and Impairment
- IAS21 (Revised) The effects of Changes in Foreign Exchange Rates

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended 30 September

Comparative information has been restated for the treatment of the Steel Tube Division as a discontinued operation (refer note 3), for the effects of the change in accounting policy in terms of IAS19, the adoption of IFRS2 and the requirements of Circular 9/2006.

The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2005 is as follows:

	Previously stated Rm	Reclassification of discontinued operation* Rm	Other restatements Rm	Restated Rm
Income statement				
Revenue	39 401	(1 603)	(102)	37 696
Operating profit	3 480	(45)	(12)	3 423
Fair value adjustments on financial instruments	(56)	(1)	–	(57)
Finance costs	(463)	25	(3)	(441)
Income from investments	187	(1)	12	198
Profit before exceptional items	3 148	(22)	(3)	3 123
Exceptional items	4	3	–	7
Profit before taxation	3 152	(19)	(3)	3 130
Taxation	(1 033)	(2)	(9)	(1 044)
Profit after taxation	2 119	(21)	(12)	2 086
Income from associates and joint ventures	57	(4)	–	53
Net profit from continuing operations	2 176	(25)	(12)	2 139
Profit/(loss) from discontinued operation	–	25	(1)	24
Net profit	2 176	–	(13)	2 163
Attributable to:				
Minority shareholders	315	–	(1)	314
Barloworld shareholders	1 861	–	(12)	1 849
	2 176	–	(13)	2 163
Earnings per share (cents) – basic	897.4	–	(5.7)	891.7
Earnings per share (cents) – diluted	877.3	–	(5.6)	871.7
Balance sheet				
Long-term financial assets	840	–	(185)	655
Deferred taxation assets	550	–	273	823
Inventories	4 825	–	(32)	4 793
Trade and other receivables	5 897	–	(38)	5 859
Other reserves	1 484	–	(22)	1 462
Retained income	9 198	–	(571)	8 627
Minority interest	646	–	(2)	644
Total shareholders' interest	12 725	–	(595)	12 130
Deferred taxation liabilities	906	–	(1)	905
Non-interest-bearing liabilities	404	–	659	1 063
Trade and other payables	5 208	–	(45)	5 163

*Before restatement.

9. PORTLAND HOLDINGS LIMITED ("PORTHOLD")

The results of Porthold, a wholly-owned Zimbabwean subsidiary, have not been consolidated into the Barloworld Group results as at 30 September 2006.

There are significant constraints impacting on the normal operation of Porthold and the Barloworld board concluded that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the Barloworld Group results in the current year and have been accounted for on a fair value investment basis.

10. RELATED PARTY TRANSACTIONS

There has been no significant change in related party relationships since the previous year.

The disposal of the Steel Tube Division (note 3) to a consortium including management and directors of Barloworld Robor (Proprietary) Limited is considered to be a related party transaction. An opinion has been obtained from an independent professional expert, approved by the JSE, that the transaction is fair and reasonable to Barloworld shareholders.

Other than in the normal course of business, there have been no other significant transactions during the year with associate companies, joint ventures and other related parties.

11. POST-BALANCE SHEET EVENTS

Subsequent to the year end, the disposal of the UK Leasing assets has been concluded. The disposal of the Steel Tube Division has been approved by the competition authorities but is still subject to signature of the loan agreements.

12. AUDIT OPINION

The consolidated financial statements for the year have been audited by Deloitte & Touche and the accompanying unmodified audit report as well as their unmodified audit report on this set of condensed financial information is available for inspection at the Company's registered office.

The following ZAR/US$ exchange rates apply for the financial periods ending 30 September:

	2006	2005	2004	2003	2002
Closing rate	**7.77**	**6.36**	**6.47**	**7.03**	**10.53**
Average rate	**6.63**	**6.21**	**6.60**	**8.04**	**10.65**
Highest rate	**7.77**	**6.77**	**7.07**	**10.04**	**11.98**
Lowest rate	**6.00**	**5.63**	**6.27**	**7.03**	**9.42**

INTERIM RESULTS OF BARLOWORLD TO 31 MARCH 2007

This report has been extracted from the Barloworld Group consolidated financial statements for the six month period ended 31 March 2007, which have been prepared in accordance with IFRS, in compliance with the Companies Act and the Listings Requirements. The basis of preparation has been consistently applied, except where otherwise indicated. Deloitte & Touche has reviewed these interim results and expressed an unmodified review opinion.

CONDENSED CONSOLIDATED INCOME STATEMENT

R million	Notes	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	% Change	Year ended 30 September 2006** Audited
Continuing operations					
Revenue		**24 324**	**18 663**	**30**	**41 091**
Operating profit	**3**	**2 157**	**1 729**	**25**	**4 053**
Fair value adjustments on financial instruments	**4**	**(12)**	**(69)**		**235**
Finance costs	**5**	**(401)**	**(242)**		**(596)**
Income from investments		**160**	**81**		**270**
Profit before exceptional items		**1 904**	**1 499**	**27**	**3 962**
Exceptional items	**6**	**(190)**	**16**		**116**
Profit before taxation		**1 714**	**1 515**		**4 078**
Taxation	**7**	**(521)**	**(435)**		**(1 186)**
Secondary taxation on companies	**7**	**(276)**	**(116)**		**(159)**
Profit after taxation		**917**	**964**		**2 733**
Income from associates and joint ventures		**20**	**31**		**72**
Net profit from continuing operations		**937**	**995**		**2 805**
Discontinued operations					
Profit/(loss) from discontinued operations	**11**	**28**	**(90)**		**(59)**
Net profit for the period		**965**	**905**		**2 746**
Attributable to:					
Minority shareholders		**179**	**160**		**389**
Barloworld Limited shareholders		**786**	**745**		**2 357**
		965	**905**		**2 746**
Earnings per share* (cents)					
– basic		**389.7**	**355.8**		**1 138.9**
– diluted		**384.4**	**348.6**		**1 117.1**
Earnings per share from continuing operations* (cents)					
– basic		**375.8**	**398.8**		**1 167.4**
– diluted		**370.7**	**390.7**		**1 145.1**
Earnings per share from discontinued operations* (cents)					
– basic		**13.9**	**(43.0)**		**(28.5)**
– diluted		**13.7**	**(42.1)**		**(28.0)**

* Refer note 2 for details of headline earnings per share calculation

** Reclassified for the treatment of the Scientific segment as a discontinued operation – refer note 19

CONDENSED CONSOLIDATED BALANCE SHEET

R million	Notes	31 March 2007 Reviewed	31 March 2006 Reviewed Restated	30 September 2006 Audited
ASSETS				
Non-current assets		13 755	14 076	14 289
Property, plant and equipment		8 242	7 969	8 299
Goodwill		2 522	2 573	3 005
Intangible assets		305	252	323
Investment in associates and joint ventures	9	875	552	749
Finance lease receivables		623	1 349	566
Long-term financial assets	10	615	613	597
Deferred taxation assets		573	768	750
Current assets		19 956	15 700	21 365
Vehicle rental fleet		3 504	2 764	3 441
Inventories		5 368	4 658	5 907
Trade and other receivables		6 661	6 000	7 026
Taxation		31	37	17
Cash and cash equivalents		1 056	1 386	2 134
Assets classified as held for sale	11	3 336	855	2 840
Total assets		33 711	29 776	35 654
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium		441	1 461	327
Other reserves		3 117	1 178	3 461
Retained income		8 711	8 657	9 881
Interest of shareholders of Barloworld Limited		12 269	11 296	13 669
Minority interest		581	567	691
Interest of all shareholders	8	12 850	11 863	14 360
Non-current liabilities		7 410	7 689	7 920
Interest-bearing		4 989	5 453	5 475
Deferred taxation liabilities		746	937	870
Provisions		472	400	468
Other non-interest-bearing		1 203	899	1 107
Current liabilities		13 451	10 224	13 374
Trade and other payables		5 965	4 855	6 663
Provisions		655	531	536
Taxation		512	311	705
Amounts due to bankers and short-term loans		4 739	4 309	4 409
Shareholders for dividend		1 015	–	–
Liabilities directly associated with assets classified as held for sale	11	565	218	1 061
Total equity and liabilities		33 711	29 776	35 654

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

R million	31 March 2007 Reviewed	31 March 2006 Reviewed Restated	30 September 2006 Audited
Exchange (losses)/gains on translation of foreign operations	(228)	(326)	1 832
(Loss)/gain on cash flow hedges	(160)	–	139
Taxation on cash flow hedges	45	–	(18)
Gain on revaluation of available for sale investments	–	–	18
Deferred taxation on revaluation of available for sale investments	–	–	(8)
Other reserve movements	1	(1)	(71)
Net actuarial losses on post-retirement benefit obligations	(3)	–	(55)
Net (loss)/income recognised directly in equity	(345)	(327)	1 837
Profit for the period	965	905	2 746
Total recognised income and expense for the year	620	578	4 583
Attributable to:			
Minority shareholders	176	160	381
Barloworld Limited shareholders	444	418	4 202
	620	578	4 583

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

R million	Notes	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
Cash flow from operating activities				
Operating cash flows before movements in working capital		3 269	2 739	6 077
Increase in working capital		(1 441)	(826)	(10)
Cash generated from operations		1 828	1 913	6 067
Realised fair value adjustments on financial instruments		(22)	(27)	136
Finance costs and investment income		(234)	(141)	(265)
Taxation paid		(1 006)	(651)	(1 007)
Cash flow from operations		566	1 094	4 931
Dividends paid (including minority shareholders)		(1 197)	(933)	(1 295)
Net cash from operating activities		(631)	161	3 636
Net cash generated from/(applied to) investing activities		296	(1 654)	(2 938)
Acquisition of subsidiaries and investments	12	(113)	(262)	(814)
Acquisition of property, plant and equipment and intangibles		(772)	(824)	(1 217)
Net investment in rental assets	13	(511)	(459)	(832)
Net investment in car hire vehicles	13	(267)	(340)	(1 260)
Reduction in instalment sale and leasing receivables		(14)	168	(16)
Proceeds on disposal of subsidiaries, investments and property, plant and equipment and sale of leasing assets		1 973	63	1 201
Net cash (outflow)/inflow before financing activities		(335)	(1 493)	698
Net cash available from financing activities		(654)	1 530	(224)
Ordinary shares issued		114	64	90
Buy-back of shares in company		–	–	(1 160)
(Decrease)/increase in interest-bearing liabilities		(768)	1 466	846
Net (decrease)/increase in cash and cash equivalents		(989)	37	474
Cash and cash equivalents at beginning of period		2 134	1 399	1 399
Effect of foreign exchange rate movements		(11)	(45)	242
Effect of cash included in assets classified as held for sale		(78)	(5)	19
Cash and cash equivalents at end of period		1 056	1 386	2 134

BUSINESS AND GEOGRAPHICAL SEGMENTS

In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share of earnings from joint ventures, is shown at the profit after taxation level.

Net operating assets comprise total assets less non-interest-bearing liabilities. Cash is excluded as well as current and deferred taxation assets and liabilities. In the case of the leasing businesses, net assets are reduced by interest-bearing liabilities.

Comparative numbers have been restated as per note 19.

CONTINUING OPERATIONS

EQUIPMENT

R million	Revenue 6 months ended 31 Mar 07	Revenue 6 months ended 31 Mar 06	Revenue Year ended 30 Sep 06	Operating profit including fair value adjustments 6 months ended 31 Mar 07	6 months ended 31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	Net operating assets 30 Sep 06
– Europe	3 511	2 509	5 415	293	218	474	3 258	3 368
– Southern Africa	4 084	2 815	6 212	337	189	645	2 599	2 304
	7 595	5 324	11 627	630	407	1 119	5 857	5 672
Share of associate income after taxation				6	10	27		

INDUSTRIAL DISTRIBUTION

R million	Revenue 6 months ended 31 Mar 07	Revenue 6 months ended 31 Mar 06	Revenue Year ended 30 Sep 06	Operating profit/(loss) including fair value adjustments 6 months ended 31 Mar 07	6 months ended 31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	Net operating assets 30 Sep 06
– Europe	1 307	852	1 995	31	(2)	23	845	670
– North America	2 627	1 929	4 697	49	30	115	1 317	1 180
Trading	3 934	2 781	6 692	80	28	138	2 162	1 850
– Europe	78	145	257	–	12	33	121	309
– North America	3	49	96	(5)	(8)	(25)	(27)	(17)
Leasing*	81	194	353	(5)	4	8	94	292
	4 015	2 975	7 045	75	32	146	2 256	2 142

*Net operating assets after deducting interest-bearing borrowings

MOTOR

R million	Revenue 6 months ended 31 Mar 07	Revenue 6 months ended 31 Mar 06	Revenue Year ended 30 Sep 06	Operating profit/(loss) including fair value adjustments 6 months ended 31 Mar 07	6 months ended 31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	Net operating assets 30 Sep 06
– Southern Africa	664	546	1 108	197	134	256	2 715	2 400
– Europe	577	322	805	5	(7)	69	2 260	2 536
Car rental	1 241	868	1 913	202	127	325	4 975	4 936
– Southern Africa	4 916	4 501	9 307	91	87	223	1 185	1 020
– Australia	1 134	759	1 719	23	4	23	721	666
Trading	6 050	5 260	11 026	114	91	246	1 906	1 686
Leasing Southern Africa*	364	320	631	34	33	65	319	276
	7 655	6 448	13 570	350	251	636	7 200	6 898
Share of associate income after taxation				4	12	27		

*Net operating assets after deducting interest-bearing borrowings

CEMENT

R million	Revenue 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Operating profit including fair value adjustments 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	30 Sep 06
Southern Africa	2 588	2 183	4 863	983	855	1 905	2 933	2 565
Share of associate income after taxation				4				

*Net operating assets include goodwill arising on PPC shares purchased by Barloworld

COATINGS

R million	Revenue 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Operating profit/(loss) including fair value adjustments 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	30 Sep 06
Southern Africa	1 158	959	2 019	188	152	338	859	742
Australia and Asia	577	466	952	(10)	(17)	(55)	292	296
	1 735	1 425	2 971	178	135	283	1 151	1.038
Share of associate income after taxation				6	9	18		

LOGISTICS

R million	Revenue 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Operating profit including fair value adjustments 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	30 Sep 06
Southern Africa	520	149	683	24	7	20	525	433
Europe	181	124	280	12	11	27	47	48
	701	273	963	36	18	47	572	481

CORPORATE AND OTHER

R million	Revenue 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Operating profit/(loss) including fair value adjustments 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	30 Sep 06
Southern Africa	35	35	52	(71)	(28)	21	(580)	491
Europe	–	–	–	(36)	(10)	131	(624)	(667)
	35	35	52	(107)	(38)	152	(1 204)	(176)

DISCONTINUED OPERATIONS

SCIENTIFIC

R million	Revenue 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Operating profit including fair value adjustments 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	30 Sep 06
Scientific Group	934	748	1 602	74	37	80	1 185	1 259

STEEL TUBE

R million	Revenue 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Operating profit including fair value adjustments 6 months ended 31 Mar 07	31 Mar 06	Year ended 30 Sep 06	Net operating assets 31 Mar 07	30 Sep 06
Southern Africa	348	796	1 775	38	15	89	130	368
Share of associate income after taxation				1	2	4		

SEGMENTAL SUMMARY

R million	Revenue 6 months ended 31 Mar 07 Reviewed	Revenue 6 months ended 31 Mar 06 Reviewed Restated	Revenue Year ended 30 Sep 06 Audited	Operating profit/(loss) 6 months ended 31 Mar 07 Reviewed	Operating profit/(loss) 6 months ended 31 Mar 06 Reviewed Restated	Operating profit/(loss) Year ended 30 Sep 06 Audited	Fair value adjustments on financial instruments 6 months ended 31 Mar 07 Reviewed	Fair value adjustments on financial instruments 6 months ended 31 Mar 06 Reviewed Restated	Fair value adjustments on financial instruments Year ended 30 Sep 06 Audited	Operating profit/(loss) including fair value adjustments 6 months ended 31 Mar 07 Reviewed	Operating profit/(loss) including fair value adjustments 6 months ended 31 Mar 06 Reviewed Restated	Operating profit/(loss) including fair value adjustments Year ended 30 Sep 06 Audited	Net operating assets/(liabilities) 31 Mar 07 Reviewed	Net operating assets/(liabilities) 30 Sep 06 Audited
Equipment	7 595	5 324	11 627	628	445	978	2	(38)	141	630	407	1 119	5 857	5 672
Industrial distribution	4 015	2 975	7 045	75	32	146	–	–	–	75	32	146	2 256	2 142
Motor	7 655	6 448	13 570	352	261	615	(2)	(10)	21	350	251	636	7 200	6 898
Cement	2 588	2 183	4 863	987	856	1 903	(4)	(1)	2	983	855	1 905	2 933	2 565
Coatings	1 735	1 425	2 971	183	139	274	(5)	(4)	9	178	135	283	1 151	1 038
Logistics	701	273	963	36	18	47	0	0	0	36	18	47	572	481
Corporate and other	35	35	52	(104)	(22)	90	(3)	(16)	62	(107)	(38)	152	(1 204)	(176)
Total continuing operations	24 324	18 663	41 091	2 157	1 729	4 053	(12)	(69)	235	2 145	1 660	4 288	18 765	18 620
Discontinued operations														
– Scientific	934	748	1 602	74	37	80	–	–	–	74	37	80	1 185	1 259
– Steel tube	348	796	1 775	38	12	95	–	3	(6)	38	15	89	130	368
	25 606	20 207	44 468	2 269	1 778	4 228	(12)	(66)	229	2 257	1 712	4 457	20 080	20 247

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The accounting policies and methods of computation used are consistent with those used for the group's 2006 annual financial statements (which were prepared in accordance with International Financial Reporting Standards) except for the adoption of IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease, the impact of which was not significant.

Comparative numbers have been restated as per note 19.

R million	Six months ended 31 March 2007 Reviewed	31 March 2006 Reviewed Restated	% Change	Year ended 30 September 2006 Audited
2. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS				
Net profit attributable to Barloworld shareholders	**786**	745		2 357
Profit on disposal of properties, investments and subsidiaries	**(3)**	(20)		(140)
Impairment of assets	**125**	5		4
Impairment of goodwill	**106**	–		23
(Profit)/loss on sale of plant and equipment excluding rental assets	**(4)**	1		4
Taxation on exceptional items	**(70)**	–		19
Interest of outside shareholders in exceptional items	**1**	–		–
Impairment loss on disposal of Steel tube after taxation	**–**	123		156
Headline earnings	**941**	854		2 423
Headline earnings from continuing operations	**874**	821		2 326
Headline earnings from discontinued operations	**67**	33		97
Weighted average number of ordinary shares in issue during the period (000)				
– basic	**201 686**	209 371		206 959
– diluted	**204 490**	213 732		210 998
Headline earnings per share (cents)				
– basic	**466.5**	407.9	14	1 170.8
– diluted	**460.2**	399.5	15	1 148.4
Headline earnings per share from continuing operations (cents)				
– basic	**433.3**	392.1		1 123.9
– diluted	**427.4**	384.1		1 102.4
Headline earnings per share from discontinued operations (cents)				
– basic	**33.2**	15.8		46.9
– diluted	**32.8**	15.4		46.0

R million	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
3. OPERATING PROFIT			
Included in operating profit are:			
Cost of sales (including allocation of depreciation)	**17 630**	**13 826**	**30 226**
Depreciation	**1 015**	**982**	**1 930**
Profit on sale of rental assets	**32**	**26**	**110**
Profit/(loss) on sale of other plant and equipment	**4**	**(1)**	**(2)**
4. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
(Losses)/gains arising from:			
Forward exchange contracts and other financial instruments	**(11)**	**(72)**	**238**
Translation of foreign currency monetary items	**(1)**	**3**	**(3)**
	(12)	**(69)**	**235**
5. FINANCE COSTS			
Total finance cost	**(454)**	**(334)**	**(835)**
Leasing interest classified as cost of sales	**53**	**92**	**239**
	(401)	**(242)**	**(596)**
6. EXCEPTIONAL ITEMS			
Profit on disposal of properties, investments and subsidiaries	**5**	**16**	**139**
Impairment of assets including share of associates' impairment losses	**(195)**	**–**	**(23)**
Gross exceptional (losses)/profits	**(190)**	**16**	**116**
Taxation on exceptional items	**70**	**–**	**(20)**
Interest of minority shareholders	**(1)**	**–**	**–**
Net exceptional (losses)/profits – continuing operations	**(121)**	**16**	**96**
– discontinued operations (net of taxation)	**(38)**	**–**	**(2)**
Net exceptional (losses)/profits	**(159)**	**16**	**94**
7. TAXATION			
Taxation per income statement	**521**	**435**	**1 186**
Prior year taxation	**(2)**	**(2)**	**20**
Taxation on exceptional items	**70**	**–**	**(20)**
Taxation on profit before STC, prior year taxation and exceptional items	**589**	**433**	**1 186**
STC on normal dividends paid	**(151)**	**(116)**	**(159)**
STC on special dividend	**(125)**	**–**	**–**
Secondary taxation on companies	**(276)**	**(116)**	**(159)**
Profit before exceptional items	**1 904**	**1 499**	**3 962**
Dividends received	**(3)**	**(5)**	**(16)**
Profit before exceptional items and dividends received	**1 901**	**1 494**	**3 946**
Effective taxation rate excluding exceptional items, prior year taxation and dividends received (%)			
– excluding STC	**31.0%**	**29.0%**	**30.1%**
– including STC	**45.5%**	**36.7%**	**34.1%**

8. INTEREST OF ALL SHAREHOLDERS

R million	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
Balance at the beginning of the year	14 360	12 130	12 130
Net (loss)/ income recognised directly in equity	(345)	(327)	1 837
Net profit for the period	965	905	2 746
Reclassifications and other reserve movements	(31)	24	46
Purchase of minority shareholding in subsidiary	–	–	(34)
Buy-back of shares	–	–	(1 160)
Dividends on ordinary shares	(2 213)	(933)	(1 295)
Shares issued in current year	114	64	90
Interest of shareholders at the end of the year	12 850	11 863	14 360

R million	Six months ended 31 March 2007 Reviewed: Market value/ Directors' valuation	Six months ended 31 March 2007 Reviewed: Book value	Six months ended 31 March 2006 Reviewed Restated: Market value/ Directors' valuation	Six months ended 31 March 2006 Reviewed Restated: Book value	Year ended 30 September 2006 Audited: Market value/ Directors' valuation	Year ended 30 September 2006 Audited: Book value
9. INVESTMENT IN ASSOCIATES AND JOINT VENTURES						
Joint ventures	497	252	351	172	440	198
Unlisted associates	294	214	298	169	306	217
	791	466	649	341	746	415
Loans and advances		409		211		334
		875		552		749
10. LONG-TERM FINANCIAL ASSETS						
Listed investments	10	10	8	8	10	10
Unlisted investments	35	35	36	36	37	37
Investment in Portland Holdings Limited	260	260	295	295	291	291
	305	305	339	339	338	338
Other long-term financial assets		310		274		259
		615		613		597

R million	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
11. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE			
The Scientific segment has been classified as a disposal group held for sale. The disposal of Steel Tube was concluded on 1 December 2006.			
Results from discontinued operations are as follows:			
Revenue	**1 282**	**1 544**	**3 377**
Operating profit	**112**	**49**	**175**
Fair value adjustments on financial instruments	**–**	**3**	**(6)**
Finance costs	**(12)**	**(7)**	**(34)**
Income from investments	**1**	**0**	**6**
Profit before exceptional items	**101**	**45**	**141**
Exceptional items	**(2)**	**(1)**	**(3)**
Profit before taxation	**99**	**44**	**138**
Taxation	**(32)**	**(13)**	**(45)**
Profit after taxation	**67**	**31**	**93**
Income from associates and joint ventures	**–**	**2**	**4**
Net profit of discontinued operation before impairment loss	**67**	**33**	**97**
Impairment loss on write-down to fair value less costs to sell	**(39)**	**(163)**	**(185)**
Taxation on impairment loss	**–**	**40**	**29**
Impairment loss after taxation	**(39)**	**(123)**	**(156)**
Profit/(loss) from discontinued operations per income statement	**28**	**(90)**	**(59)**
The cash flows from the discontinued operations are as follows:			
Cash flows from operating activities	**51**	**51**	**255**
Cash flows from investing activities	**(28)**	**(18)**	**(153)**
Cash flows from financing activities	**20**	**(49)**	**(113)**
The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:			
Property, plant and equipment and intangibles	**1 110**	**229**	**567**
Investment in associates	**–**	**9**	**5**
Inventories	**1 122**	**273**	**353**
Trade and other current receivables	**842**	**293**	**328**
Deferred tax assets	**66**	**–**	**–**
Cash and cash equivalents	**4**	**5**	**27**
Finance lease receivables	**–**	**–**	**1 467**
Assets of disposal group held for sale before impairment loss	**3 144**	**809**	**2 747**
Impairment loss on write-down to fair value less costs to sell	**(36)**	**(123)**	**(156)**
Assets of disposal group held for sale after impairment loss	**3 108**	**686**	**2 591**
Vehicles and equipment removed from rental fleets to be sold	**228**	**169**	**249**
Assets classified as held for sale	**3 336**	**855**	**2 840**
Interest-bearing liabilities	**(31)**	**–**	**(642)**
Trade and other payables	**(534)**	**(218)**	**(419)**
Total liabilities associated with assets classified as held for sale	**(565)**	**(218)**	**(1 061)**
Net assets classified as held for sale	**2 771**	**637**	**1 779**

R million	Six months ended 31 March 2007 Reviewed	31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
Per business segment:			
Continuing operations			
Equipment	28	20	23
Industrial distribution	982	18	1 159
Motor	172	131	187
Cement	–	–	20
Corporate and other	279	–	22
Total continuing operations	1 461	169	1 411
Discontinued operations			
Scientific	1 180	–	–
Steel Tube*	130	468	368
Total group	2 771	637	1 779

*The current balance represents property not yet transferred at balance sheet date.

12. ACQUISITION OF SUBSIDIARIES, INVESTMENTS AND INTANGIBLES

Inventories acquired	–	52	57
Receivables acquired	–	164	226
Payables, taxation and deferred taxation acquired	–	(184)	(230)
Borrowings net of cash	–	(379)	(512)
Property, plant and equipment, non-current assets, goodwill and minority shareholders	–	490	744
Net assets acquired	–	143	285
Goodwill arising on acquisitions	–	119	238
Net cash cost of subsidiaries acquired	–	262	523
Investments and intangibles acquired	113	–	291
Cash amounts paid to acquire subsidiaries and investments	113	262	814

13. NET INVESTMENT IN RENTAL ASSETS AND CAR HIRE VEHICLES

Rental assets	511	459	832
Additions	994	719	1 821
Proceeds on disposals	(483)	(260)	(989)
Car hire vehicles	267	340	1 260
Additions	1 720	1 174	3 663
Proceeds on disposals	(1 453)	(834)	(2 403)

14. COMMITMENTS

Capital commitments to be incurred	3 002	2 364	3 105
Contracted	1 404	1 521	2 106
Approved but not yet contracted	1 598	843	999
Operating lease commitments	1 868	1 579	2 509

R million	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
15. CONTINGENT LIABILITIES			
Guarantees, claims and other contingent liabilities	**671**	**503**	**622**
Buy-back and repurchase commitments*	**1 158**	**958**	**1 250**
Share of buy-back and repurchase commitments of joint ventures	**–**	**16**	**–**

*The related assets are estimated to have a value at least equal to the repurchase commitments

16. PORTLAND HOLDINGS LIMITED (PORTHOLD)

The results of Porthold, a wholly owned Zimbabwean subsidiary have in terms of the exclusions contained in the revised IAS 27 Consolidated and Separate Financial Statements, not been consolidated into the group results as at 31 March 2007.

Significant constraints impacting on the normal operation of Porthold, has resulted in the board concluding that management does not have the ability to exercise effective control over the business and as a result, the results of Porthold have continued to be excluded from the group results in the current period. Severe restrictions are placed on our ability to access foreign currency and remit funds and as a result the investment continues to be accounted for on a fair value investment basis with dividends only being recognised to the extent they are received.

17. RELATED PARTY TRANSACTIONS

There has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there has been no significant transactions during the six months with associate companies, joint ventures and other related parties.

18. SUBSEQUENT EVENTS

A sale agreement for the disposal of the Melles Griot business has been concluded subsequent to 31 March 2007. The business will be sold for a premium over tangible net asset value. Completion of the deal is subject to certain suspensive conditions.

The sale of the DitchWitch of Georgia business has been concluded and paid for subsequent to 31 March 2007. The sale price includes a premium over tangible net asset value.

These transactions are not expected to have a significant impact on current year earnings or net asset value.

19. **COMPARATIVE INFORMATION**

Comparative information has been restated for the treatment of the Scientific segment as a discontinued operation, for the effects of the change in accounting policy in terms of IAS 19 Employee Benefits and the requirements of the South African Institute of Chartered Accountants Circular 9/2006 Transactions giving rise to adjustment to Revenue/Purchases.

The aggregate effect of the above changes on the annual financial statements for the period ended 31 March 2006:

R million	Previously stated	Reclassification of discontinued operation	Other restatements	Restated
Income statement				
Revenue	**19 462**	**(748)**	**(51)**	**18 663**
Operating profit	**1 748**	**(37)**	**18**	**1 729**
Fair value adjustments on financial instruments	**(69)**	–	–	**(69)**
Finance costs	**(245)**	**3**	–	**(242)**
Income from investments	**81**	–	–	**81**
Profit before exceptional items	**1 515**	**(34)**	**18**	**1 499**
Exceptional items	**20**	**(4)**	–	**16**
Profit before taxation	**1 535**	**(38)**	**18**	**1 515**
Taxation	**(558)**	**12**	**(5)**	**(551)**
Profit after taxation	**977**	**(26)**	**13**	**964**
Income from associates and joint ventures	**31**	–	–	**31**
Net profit from continuing operations	**1 008**	**(26)**	**13**	**995**
Loss from discontinued operations	**(116)**	**26**	–	**(90)**
Net profit for the period	**892**	–	**13**	**905**
Attributable to:				
Minority shareholders	**160**	–	–	**160**
Barloworld Limited shareholders	**732**	–	**13**	**745**
	892	–	**13**	**905**
Earnings per share (cents) – basic	**349.6**	–	**6.2**	**355.8**
Earnings per share (cents) – diluted	**342.5**	–	**6.1**	**348.6**
Balance sheet				
Long-term financial assets	**781**	–	**(168)**	**613**
Deferred taxation assets	**527**	–	**241**	**768**
Inventories	**4 686**	–	**(28)**	**4 658**
Trade and other receivables	**6 045**	–	**(45)**	**6 000**
Assets classified as held for sale	**857**	–	**(2)**	**855**
Other reserves	**1 239**	–	**(61)**	**1 178**
Retained income	**9 182**	–	**(525)**	**8 657**
Interest of all shareholders	**12 449**	–	**(586)**	**11 863**
Other non-interest-bearing liabilities	**268**	–	**631**	**899**
Trade and other payables	**4 900**	–	**(45)**	**4 855**
Liabilities directly associated with assets classified as held for sale	**220**	–	**(2)**	**218**

The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2006:

R million	Previously stated	Reclassification of discontinued operation	Other restatements	Reclassified
Income statement				
Revenue	42 693	(1 602)	–	41 091
Operating profit	4 133	(80)	–	4 053
Fair value adjustments on financial instruments	235	–	–	235
Finance costs	(605)	9	–	(596)
Income from investments	273	(3)	–	270
Profit before exceptional items	4 036	(74)	–	3 962
Exceptional items	120	(4)	–	116
Profit before taxation	4 156	(78)	–	4 078
Taxation	(1 370)	25	–	(1 345)
Profit after taxation	2 786	(53)	–	2 733
Income from associates and joint ventures	72	–	–	72
Net profit from continuing operations	2 858	(53)	–	2 805
Loss from discontinued operations	(112)	53	–	(59)
Net profit for the period	2 746	–	–	2 746
Attributable to:				
Minority shareholders	389	–	–	389
Barloworld Limited shareholders	2 357	–	–	2 357
	2 746	–	–	2 746
Earnings per share (cents) – basic	1 138.9	–	–	1 138.9
Earnings per share (cents) – diluted	1 117.1	–	–	1 117.1

The restatement has not affected the balance sheet as at 30 September 2006.

The restatements have not impacted on cash flows.

20. **AUDITOR'S REVIEW**

Deloitte & Touche has reviewed these interim results. The unmodified review opinion is available for inspection at the company's registered office.

GROUP SALIENT FEATURES

	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
Number of ordinary shares in issue, net of buy-back (000)	**203 345**	**210 206**	**200 716**
Net asset value per share including investments at market value (cents)	**6 194**	**5 520**	**6 973**
Total liabilities to total shareholders' funds (%)	**156.5**	**143.1**	**142.2**
Total borrowings to total shareholders' funds (%)			
– Trading segment*	**42.4**	**36.6**	**31.7**
– Total group	**75.9**	**82.3**	**73.3**
Interest cover (times)			
– Trading segment*	**7.6**	**10.6**	**10.2**
– Total group	**5.3**	**5.5**	**5.7**

*Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental

Total debt to equity (%)	**Trading**	**Leasing**	**Car rental**	**Total group**
Target range	**30 – 50**	**600 – 800**	**200 – 300**	
Ratio at 31 March 2007	**42**	**412**	**204**	**76**

TRADING HISTORY OF BARLOWORLD ORDINARY SHARES ON THE JSE

The recent trading history of Barloworld ordinary shares on the JSE is set out below. It should be noted that the significant drop in the Barloworld share price in July 2007 is as a result of the unbundling of PPC out of the Barloworld Group.

1. QUARTERLY TRADING HISTORY

The high, low and closing price of Barloworld ordinary shares on the JSE and the aggregated quarterly volumes traded from July 2005 to September 2007 are set out in the table below.

Quarter ended:	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
September 2005	11 675	9 350	11 629	39 522	4 129
December 2005	11 480	10 100	11 053	55 582	5 966
March 2006	13 635	10 790	13 280	58 874	7 110
June 2006	13 440	10 300	12 100	67 115	8 052
September 2006	13 805	10 906	12 950	52 463	6 516
December 2006	16 400	12 799	16 400	45 137	6 592
March 2007	19 001	16 490	18 100	66 079	11 648
June 2007	20 700	17 935	19 700	45 405	8 857
September 2007	21 550	10 800	12 960	73 334	9 429

Note: The high/low share prices reflected above do not incorporate considerations for intraday trading prices.

2. MONTHLY TRADING HISTORY

The high, low and closing price of Barloworld ordinary shares on the JSE and the aggregated monthly volumes traded from September 2006 to September 2007 are set out in the table below.

Month ended:	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
September 2006	13 805	12 550	12 950	18 615	2 460
October 2006	14 261	12 799	14 261	13 568	1 855
November 2006	15 300	13 500	14 750	16 399	2 368
December 2006	16 400	14 750	16 400	15 169	2 368
January 2007	19 001	16 490	18 600	27 174	4 778
February 2007	18 250	17 250	17 340	18 722	3 300
March 2007	18 420	17 000	18 100	20 184	3 569
April 2007	20 302	17 935	19 760	8 996	1 715
May 2007	20 700	18 890	19 750	16 663	3 285
June 2007	20 150	19 010	19 700	19 746	3 857
July 2007	21 550	12 180	12 650	29 191	4 180
August 2007	12 250	10 800	12 250	26 309	3 051
September 2007	12 960	11 800	12 960	17 834	2 199

Note: The high/low share prices reflected above do not incorporate considerations for intraday trading prices.

3. DAILY TRADING HISTORY

The high, low, closing price and the daily trading volumes of Barloworld ordinary shares on the JSE for each trading day from 28 August 2007 to the last practicable date are set out below.

Date	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
28 August 2007	11 899	11 501	11 721	436	51
29 August 2007	11 999	11 310	11 950	961	113
30 August 2007	12 120	11 700	11 900	713	84
31 August 2007	12 250	11 800	12 250	851	102
3 September 2007	12 190	11 912	12 090	811	98
4 September 2007	12 050	11 755	11 900	404	48
5 September 2007	12 100	11 800	11 980	521	62
6 September 2007	12 474	12 000	12 340	595	73
7 September 2007	12 600	11 949	12 000	980	121
10 September 2007	12 600	11 760	11 800	453	55
11 September 2007	12 500	11 800	12 400	640	78
12 September 2007	12 670	12 100	12 450	1 104	137
13 September 2007	12 615	12 155	12 615	1 079	133
14 September 2007	12 772	12 500	12 670	1 345	170
17 September 2007	12 700	12 300	12 600	789	99
18 September 2007	12 600	12 101	12 160	1 420	176
19 September 2007	12 532	12 125	12 150	1 773	218
20 September 2007	12 499	11 900	11 949	1 674	201
21 September 2007	12 300	11 800	12 000	500	60
25 September 2007	12 200	11 750	12 128	1 041	124
26 September 2007	12 600	12 000	12 370	265	33
27 September2007	12 810	12 400	12 810	1 451	184
28 September 2007	13 140	12 600	12 960	991	128
1 October 2007	13 349	12 715	13 050	1 282	168
2 October 2007	13 399	12 981	13 100	1 828	241
3 October 2007	13 170	12 700	12 755	1 013	131
4 October 2007	12 800	12 400	12 600	677	86
5 October 2007	12 916	12 580	12 900	1 033	131
8 October 2007	13 150	12 850	12 909	454	58
9 October 2007	13 200	12 853	12 900	333	43

Note: The high/low share prices reflected above are the high/low intraday trading prices for the respective days indicated.

Barloworld
Leading brands

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
Ordinary share code: BAW ISIN: ZAE000026639
Preference share code: BAWP ISIN: ZAE000026647
("Barloworld" or "the Company")

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of the ordinary shareholders and the 6% non-redeemable cumulative preference shareholders of the Company will be held at the registered office of Barloworld, 180 Katherine Street, Sandton on Friday, 23 November 2007, at 12:00, to consider and, if deemed fit, to pass, with or without modification, the following resolutions:

ORDINARY RESOLUTION NUMBER 1

"Resolved, as an ordinary resolution, that the Company be and is hereby authorised to distribute to its ordinary shareholders *pro-rata* to their respective holdings of ordinary shares in the Company, as an unbundling transaction as contemplated in section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, and as permitted by section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended, all of the ordinary shares held by the Company in Freeworld Coatings Limited (Registration Number 2007/021624/06), upon the terms and subject to the conditions set out in the circular to the Barloworld preference and ordinary shareholders, dated Thursday, 8 November 2007, to which this notice of general meeting is attached.

ORDINARY RESOLUTION NUMBER 2

"Resolved, as an ordinary resolution, that any director or the secretary of the Company be and is hereby authorised to do all such things and to sign all such documents as are necessary to give effect to ordinary resolution number 1."

VOTING

The ordinary shareholders of the Company will be entitled to attend the general meeting and to vote on ordinary resolution numbers 1 and 2 set out above. On a show of hands every ordinary shareholder of the Company who is present in person or by proxy at the general meeting will have 1 (one) vote (irrespective of the number of ordinary shares held in the Company), and on a poll, every ordinary shareholder of the Company will have 1 (one) vote for every ordinary share held or represented.

The 6% non-redeemable cumulative preference shareholders of the Company will be entitled to attend the general meeting and to vote on ordinary resolution number 1. On a show of hands every 6% non-redeemable cumulative preference shareholder of the Company who is present in person or by proxy at the general meeting will have 1 (one) vote (irrespective of the number of 6% non-redeemable cumulative preference shares held in the Company). In terms of section 195(1) of the Companies Act, 1973 (Act 61 of 1973), as amended on a poll, every 6% non-redeemable cumulative preference shareholder of the Company will have 40 (forty) votes for every 6% non-redeemable cumulative preference share held or represented.

PROXIES

A Barloworld ordinary shareholder or a Barloworld 6% non-redeemable cumulative preference shareholder entitled to attend and vote at the general meeting may appoint one or more persons as its proxy to attend, speak and vote in its stead. A proxy need not be a shareholder of the Company.

A form of proxy (*blue*) is attached for the convenience of certificated shareholders of Barloworld and "own name" dematerialised shareholders of Barloworld who are unable to attend the general meeting, but who wish to be represented thereat. In order to be valid, duly completed proxy forms must be received by one of the Company's transfer secretaries, namely Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, PO Box 4844, Johannesburg, 2001, Equiniti Limited, Aspect House, Spencer Road, Lancing West, Sussex, BN99 6ZL, England or Transfer Secretaries (Proprietary) Limited, Shop 8, Kaiser Krone Centre, Post Street Mall, Windhoek, Namibia (PO Box 2401, Windhoek, Namibia), not later than 12:00 (South African time) on Wednesday, 21 November 2007.

Dematerialised shareholders of Barloworld, other than with "own name" registration, who have not been contacted by their Central Securities Depository Participant ("CSDP") or broker with regard to how they wish to cast their votes, should contact their CSDP or broker and instruct their CSDP or broker as to how they wish to cast their votes at the Company's general meeting in order for their CSDP or broker to vote in accordance with such instructions. If such dematerialised shareholders wish to attend the Company's general meeting in person, they must request their CSDP or broker to issue the necessary letter of representation to them. This must be done in terms of the agreement entered into between such dematerialised shareholders and the CSDP or broker.

By order of the Board

Secretary

Sandton
8 November 2007.

PRINTED BY INCE (PTY) LTD

Ref. W2CF04176

Barloworld
Leading brands

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
Ordinary share code: BAW ISIN: ZAE000026639
Preference share code: BAWP ISIN: ZAE000026647
("Barloworld" or "the Company")

PROXY FORM

For use by registered holders of certificated ordinary shares of R0.05 each ("the ordinary shares") and certificated 6% non-redeemable cumulative preference shares of R2.00 each ("the preference shares") in the Company or the holders of dematerialised ordinary shares or dematerialised preference shares of the Company in their "own-name" at the general meeting to be held at the registered office of Barloworld, 180 Katherine Street, Sandton, on Friday, 23 November 2007 at 12:00.

Holders of shares in the Company (whether certificated or dematerialised) through a nominee must not complete this proxy form but should timeously inform that nominee, or, if applicable, their Central Securities Depository Participant ("CSDP") or stockbroker of their intention to attend the meeting and request such nominee, CSDP or stockbroker to issue them with the necessary authorisation to attend or provide such nominee, CSDP or stockbroker with their voting instruction should they not wish to attend the general meeting in person. Such shareholders must not return this proxy form to the transfer secretaries.

I/We, (Please insert full names in print)

of (Please insert address)

being the holder(s) of ________ ordinary shares

being the holder(s) of ________ preference shares

hereby appoint

of or failing him/her,

of or failing him/her,

the chairman of the meeting as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, ordinary resolutions to be proposed at the general meeting and at each adjournment of the general meeting and to vote for or against the ordinary resolutions or to abstain from voting in respect of the ordinary shares or preference shares in the issued share capital of the Company registered in my/our name/s in accordance with the following instructions (see note 9):

PART A – to be completed by ordinary shareholders

*Insert an X or the number of ordinary shares (see note 9)

Resolution	Vote in favour*	Vote against*	Abstain*
Ordinary Resolution Number 1 (Approval of unbundling of shares in Freeworld Coatings)			
Ordinary Resolution Number 2 (Approval of authorisation of directors or secretary to implement ordinary resolution number 1)			

*Insert an X in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the Company, insert the number of ordinary shares held in respect of which you desire to vote (see note 9).

PART B – to be completed by the preference shareholders

*Insert an X or the number of preference shares (see note 9)

Resolution	Vote in favour*	Vote against*	Abstain*
Ordinary Resolution Number 1 (Approval of unbundling of shares in Freeworld Coatings)			

*Insert an X in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of preference shares than you own in the Company, insert the number of preference shares held in respect of which you desire to vote (see note 9).

Signed at on

Signature(s)

Assisted by me (where applicable)

Each member entitled to attend and vote at the general meeting is entitled to appoint one or more proxies (who need not be a member or members of the Company) to attend, speak and vote in place of that member at the general meeting.

Please read the notes on the reverse side of this proxy form.

NOTES TO THE PROXY FORM

Instructions on signing and lodging of the general meeting form of proxy.

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

2. The chairman shall be entitled to decline to accept the authority of a signatory:

   (a) under a power of attorney; or

   (b) on behalf of a company,

   unless the power of attorney or authority is deposited with the Company's transfer secretaries in South Africa, namely Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, PO Box 4844, Johannesburg, 2001, the Company's transfer secretaries in the United Kingdom, namely Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6ZL, England or the Company's transfer secretaries in Namibia, namely Transfer Secretaries (Proprietary) Limited, Shop 8, Kaiser Krone Centre, Post Street Mall, Windhoek, Namibia, not later than 12:00 (South African time) on Wednesday, 21 November 2007.

3. The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his/her proxy in the blank space/s provided for that purpose.

4. When there are joint holders of shares and if more than one such joint holder be present or represented, then the person whose name appears first in the register of members in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5. The completion and lodging of this form of proxy will not preclude the signatory from attending the general meeting and speaking and voting in person thereat in respect of the relevant resolutions should such person wish to do so, to the exclusion of any proxy appointed in terms hereof.

6. If, in the appropriate place on the face of the proxy, there is no indication of how to vote in respect of any resolution the proxy shall be entitled to vote as he/she deems fit in respect of that resolution.

7. The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that in the event of acceptance, he/she is satisfied as to the manner in which a member wishes to vote.

8. If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the member's name.

9. Please insert an X in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares or, as the case may be, preference shares than you own in the Company, insert the number of ordinary shares or, as the case may be, preference shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the meeting as he/she deems fit in respect of all of the ordinary shareholder's votes or, as the case may be, the preference shareholder's votes exercisable at the general meeting. An ordinary shareholder or, as the case may be, a preference shareholder or his/her proxy is not obliged to use all the votes exercisable by the ordinary shareholder or, as the case may be, the preference shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of votes exercisable by the ordinary shareholder or, as the case may be, the preference shareholder or by his/her proxy.

10. A form of proxy sent by electronic medium to the secretary of the Company or any of the transfer secretaries within the time allowed for submission, shall be deemed to constitute an instrument of proxy.

Close This Window

BAW / BAWP - Barloworld Limited - Audited Results

19 Nov 200

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Audited Results for the year ended
30 September 2007

13

Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647

HIGHLIGHTS

* Revenue from continuing operations up 23% to R43 238 million
* Trading profit up 33%
* Operating profit from continuing operations up 24% to R2 741 million
* HEPS - from continuing operations up 13%
  - from continuing operations (excluding STC on special dividend) up 21%
* Strategic actions completed ahead of schedule
* Significant shareholder value unlocked
  - Special dividend of R1 billion (R5 per share) paid
  - R19.3 billion distribution of PPC shares to shareholders

Clive Thomson, CEO of Barloworld, said:

"Barloworld embarked on an exciting new course during 2007. The group has been repositioned as a distributor of leading international brands providing integrated rental, fleet management, product support and logistics solutions.

We made good progress in executing the strategic actions announced at our AGM on 25 January 2007 to achieve that strategic positioning. PPC has been unbundled, the coatings division is being separately listed on the JSE Limited in early December and the scientific division and Freightliner truck business have been sold. These actions have unlocked significant value for our shareholders.

The group delivered a strong trading performance during the year, driven by our equipment division together with good performances from both automotive and logistics.

We have made significant progress on the transformation front during the year and our broad-based BEE transaction is on track for implementation in the first half of 2008.

Barloworld is in a strong position to capitalise on favourable trading conditions across most of our chosen business segments. The outlook for the refocused group is positive and, based on the currently prevailing economic climate, we expect continued growth in all of our operations in the year ahead".

Chairman and Chief Executive's Report

Future direction of the group

Barloworld has been repositioned as a distributor of leading international brands providing integrated rental, fleet management, product support and logistics solutions.

The group will comprise businesses that fit this strategic profile, meet strict performance criteria, and demonstrate good growth potential.

Following the completion of our announced strategic actions the restructured Barloworld group will consist of the following core divisions:

* Equipment (earthmoving and power systems).
* Automotive (car rental, fleet services and motor trading).
* Handling (forklift truck distribution and fleet management).
* Logistics (logistics and supply chain management).

Strong trading performance

The trading performance is based on the results from continuing operations and include, equipment, automotive, handling, logistics and the coatings division.

Revenue from continuing operations increased by 23% to R43.2 billion, impacted

by favourable trading conditions in most of the businesses.
Operating profit from continuing operations rose by 24% to R2 741 million driven by strong growth in the southern African equipment business and a pleasing result in Spain. The automotive division continues to perform well, with a significant contribution from Avis Rent a Car Southern Africa. The turnaround of motor retail Australia continued with the business more than doubling its operating profit. In southern Africa new vehicle sales slowed in the last six months of the year. We have seen continued improvements in our handling business in the UK and Europe while the marked slowdown in the US economy impacted the US handling business. The logistics division is beginning to make a meaningful contribution to group profits with strong organic growth from the business in Africa.
PPC and scientific have been disclosed as discontinued in the current year. Coatings produced a good performance for the full year and will be disclosed as discontinued in 2008 following its unbundling and listing.
A significant downsizing of the corporate office is substantially complete. Redundancy costs amounting to R92 million have been provided against operating profit. Estimated annualised savings from these initiatives amount to approximately R100 million, certain of which have already been realised in 2007.
Headline earnings per share (HEPS) from continuing operations increased by 13% to 811,7 cents per share. This was impacted by the R125 million secondary taxation on companies (STC) charge provided on the R5 per share special dividend paid on 2 April 2007. Adjusting for this STC charge, HEPS increased by 21%.
In addition to the special distribution of 500 cents per share the board declared a final dividend of 200 cents per share. The final dividend is not directly comparable to the prior period due to the unbundling of PPC. The ordinary dividends of 175 cents (interim) and 200 cents (final) declared in respect of the current year's earnings, plus the final dividend of 166 cents declared by PPC (equivalent to 308 cents per Barloworld share) represent, in total, an improvement of 14% over the dividends paid to shareholders last year.
Strategic actions to unlock shareholder value
Unbundling of PPC and Coatings
The unbundling of Pretoria Portland Cement Company Limited (PPC) was completed in line with our stated timeline on 16 July 2007. This represented a distribution to shareholders of shares in PPC with a market value of R19,3 billion.
A decision was also taken to list the coatings division as Freeworld Coatings Limited on the JSE Limited and unbundle its shares to Barloworld shareholders. The shareholder general meeting to approve this transaction will be held on 23 November 2007 and, subject to the necessary approvals, the company will be listed on 3 December 2007 and its shares distributed to shareholders on 10 December 2007.
PPC and coatings will have a successful future as independent listed companies and we wish the respective companies, boards and management teams well for the future.
Disposal of businesses
The sale of the steel tube division to a management and BEE consortium was finalised in November 2006 as was the sale of the major part of our UK leasing book in the handling division. As stated at the half year, a decision was taken to exit the Finaltair biomass energy joint venture
in Spain.
Within the handling division, we sold DitchWitch of Georgia in April 2007 and Barloworld Vacuum Technology and the Freightliner Truck Center operations in July 2007.
A substantial part of the coatings Australia assets were sold at net asset value to PPG Industries in July 2007.
The decision to dispose of the scientific division is being implemented in line with our stated timeframes. Melles Griot was sold in July 2007 for a consideration around tangible net asset value. The laboratory business has been

sold for approximately ?75 million, subject to certain regulatory requirements being met. The transaction is expected to be concluded before the end of December 2007.
Where applicable, impairment provisions have been made to write down goodwill or assets to their estimated recoverable amounts.
BEE and transformation
The process to finalise the details of the group`s broad-based black economic empowerment (BEE) transaction is on track. Whilst the transaction will lead to approximately 10% empowerment at holding company level, it is anticipated that it will result in an effective 25% empowerment of our South African operations.
Participants in the transaction will include employees, current and future black management, community-based corporate social investment (CSI) partners, black non-executive directors, as well as a number of strategic equity and black business partners. The transaction is expected to be implemented in the first half of 2008.
We have made good progress on the transformation of our South African businesses during the year. We have appointed black CEOs within equipment (Dominic Sewela), motor retail (Litha Nkombisa) and logistics (Isaac Shongwe).
Isaac Shongwe, Dominic Sewela and Sibani Mngomezulu (Executive - Governance and Corporate Affairs) were appointed to the group executive committee during the year.
Board and other management changes
Clive Thomson was appointed as Chief Executive Officer (CEO) of Barloworld Limited effective from 18 December 2006.
Dumisa Ntsebeza was appointed interim Chairman on 25 January 2007 and confirmed as Chairman on 6 June 2007.
Isaac Shongwe was appointed as an executive director and CEO of Barloworld Logistics Africa, while Hixonia Nyasulu, Gordon Hamilton and Trevor Munday were appointed as independent non-executive directors effective 26 January 2007.
Warren Clewlow, Tony Phillips, John Gomersall, Mike Coward, Lester Day and Eddie Theron retired from the board in the current year. We would like to thank them for their valuable contributions to the company over many years.
In other executive management moves, John Blackbeard has taken over as CEO of the handling division on 1 October 2007. Peter Bulterman has been appointed as CEO of equipment southern Africa and to the board of our Siberian joint venture, while Viktor Salzmann has taken over as the Managing director of equipment Iberia.
Outlook
Within our equipment division in southern Africa, growth in the mining and construction sectors is expected to result in a further increase in activity. We have entered into a joint venture in the mineral-rich Katanga province of the Democratic Republic of Congo, which will provide us with further growth opportunities. In Angola, we expect increasing demand with a number of significant infrastructure projects under way.
In Iberia, we are seeing solid demand for equipment in Spain and expect conditions to remain stable for the short to medium term. Conditions in Portugal, however, are expected to remain weak in the short term.
In the automotive division we expect sustained growth in the car rental business, however increased interest rates and the National Credit Act are impacting the sales of passenger vehicles within motor retail. In the fleet services business, we are delivering vehicles into new fleet contracts and are in a good position to further grow our fleet under management.
Our handling business in Europe is benefiting from the streamlining of its operating structure. In the US, slowing economic conditions will carry through to the business. Overall we expect to show good profit improvement next year as a result of the restructuring undertaken.
Growth in the logistics division is expected to continue at a rapid pace in southern Africa and various international expansion opportunities are being explored.

The implementation of our BEE transaction in the first half of 2008 is an exciting development which is expected to deliver significant benefits to the group.

We are in a strong position to capitalise on favourable trading conditions across most of our chosen business segments. The outlook for the refocused group is very positive and, based on the currently prevailing economic climate, we expect continued growth in all of our businesses in the year ahead.

DB Ntsebeza CB Thomson

Chairman Chief Executive Officer

Group financial review

Revenue from continuing operations increased by 23% to R43 238 million. Good growth was delivered in the equipment division, particularly in Southern Africa where demand was bolstered by mining and infrastructural projects.

Operating profit from continuing operations rose by 24% to R2 741 million and the operating margin was maintained at 6,3% (2006: 6,3%). The margin, and operating profit, benefited in 2006 from a R149 million gain arising from the reduction in UK pension obligations.

Included in favourable fair value adjustments on financial instruments of R287 million (2006: R233 million) is a gain of R312 million arising from the marking to market of PPC shares. The shares are held as a hedge against the company`s liability to share option holders arising from the unbundling of PPC in July 2007. Prior year fair value adjustments include R141 million gains in equipment southern Africa which mainly arose prior to the implementation of hedge accounting and a foreign currency gain of R54 million.

Finance costs increased by R274 million to R816 million. This was mainly due to higher interest rates and increased working capital required to support the growth in revenue.

Income from investments increased to R272 million (2006: R202 million) largely as a result of the financing of growth in the Avis Fleet Services business by the central treasury.

Exceptional charges of R160 million includes the impairments of the Finaltair investment (R140 million), goodwill in Avis Scandinavia (R101 million) and Truck Center (R59 million), less the release of R197 million from the foreign currency translation reserve following the disposal of offshore assets and businesses in the handling division.

Taxation rose by 4% to R658 million (2006: R633 million). Secondary Taxation on Companies (STC) increased to R151 million (2006: R27 million) mainly due to the charge of R125 million on the special R5 per share dividend paid in April 2007. The effective taxation rate (excluding exceptional items, STC and prior year taxation) was 29,0% (2006: 28,7%).

Income from associates and joint ventures declined to R68 million (2006: R72 million) due to slightly lower earnings in the automotive joint ventures.

Headline earnings per share (HEPS) from continuing operations increased by 13% to 812 cents (2006: 720 cents).

HEPS from discontinued operations for the current financial year amounted to 370 cents(2006: 451 cents).

The consolidated cash flow statement for 2007 includes the cash flows of all divisions and businesses while they were subsidiaries of the Barloworld group. Net cash inflows before financing activities amounted to R379 million (2006: R698 million).

Total assets declined by 14% to R30 655 million. The decline arose mainly due to the unbundling of the cement division and the disposals of the UK lease assets, steel tube division, Melles Griot, Freightliner dealerships and most of coatings` Australian assets.

The currency effect on translation of offshore net assets resulted in a decrease of R229 million following the appreciation of the rand at 30 September 2007 when compared with 30 September 2006.

The vehicle rental fleet increased to R3 902 million (2006: R3 441 million).

Assets classified as held for sale of R1 447 million (2006: R2 840 million) comprise the laboratories business (R972 million) and vehicles and equipment rental fleets (R475 million).
Total interest-bearing borrowings of R9 066 million reduced by R1 460 million in the year. The reduction was mainly attributable to the unbundling of PPC (R194 million) and the disposals referred to above.
Borrowings in the three segments utilised in the group for gearing purposes, are all within the defined target ranges as follows:

Total debt to equity (%)	Trading	Leasing	Car rental	Total group
Target range	30 - 50	600 - 800	200 - 300	
Ratio at 30 September 2007	38	646	216	81

The total debt to equity ratio for the group of 81% compares to 73% last year.
The maturity profile of the group's borrowings is weighted in favour of the short-term component (52%). The group is planning to implement a BEE transaction early in 2008 and it is expected that this will result in the replacement of existing short term debt with longer term borrowings.
Cash and cash equivalents totalled R1 201 million (2006: R2 134 million). Reserving requirements in the company's captive insurance operations restrict the use of cash balances of R235 million (2006: R405 million).
Dividends totalling 375 cents per share were declared in respect of this year's earnings (2006: 600 cents).
The company paid a special 500 cents per share dividend on 2 April 2007.
The year ahead
The group's balance sheet remains strong and further reduction in debt will result from the expected disposal of the laboratories business and the repayment of intercompany debt on the unbundling of coatings. The group has committed ?55 million (R773 million) to address the funding deficit in the UK defined benefit pension funds.
The focus in 2008 will be on concluding the unbundling of coatings, the disposal of laboratories, implementing the proposed BEE transaction and increasing the long term component of our debt. In terms of International Financial Reporting Standards the BEE transaction will lead to a once-off, non cash, charge to the income statement.
DG Wilson
Finance Director
Pro forma results for restructured Barloworld
The following pro forma represents the results of the Barloworld group for 2007 and 2006 excluding the results of cement, steel tube, coatings, scientific, the UK lease book, and the Freightliner, DitchWitch, Vacuum Technology and Finaltair businesses. All these divisions and businesses have either been unbundled or sold this year or are in the process of being unbundled or sold.
This analysis is prepared to assist readers to better understand the current year's operating performance of the core businesses that will comprise the "future" Barloworld group.

	Year ended 30 September		
Unaudited			
R million	2007	2006	% change
Revenue	38 378	30 312	27
Trading profit	2 446	1 710	43
Pension fund gain		149	
Corporate office redundancies and closure costs	(92)		
Operating profit	2 354	1 859	27
Fair value adjustments on financial instruments	295	224	
2 649 2 083			
Net finance costs	(522)	(322)	

Profit before exceptional items	2 127	1 761	21
Exceptional items	(115)	117	
2 012	1 878		
Taxation	(657)	(529)	24
Secondary Tax on Companies	(149)	(26)	
Profit after taxation	1 206	1 323	
Income from associates and joint ventures	53	53	
Net profit	1 259	1 376	
Headline earnings	1 388	1 220	14
Headline earnings per share (cents)	685	589	16
Headline earnings per share excluding STC on special dividend (cents)	747	589	27

Revenue increased by 27% to R38 378 million mainly due to strong growth in the equipment division. Growth of 44% in the division's revenue was driven by the southern African region where demand was bolstered by mining and infrastructural projects.

Trading profit rose by 43% to R2 446 million. Profit grew strongly in the equipment division on the back of higher revenue and in logistics which has grown rapidly since its formation in 2002.

The corporate office redundancies and closure costs of R92 million in 2007 relate to the downsizing of the South African and UK corporate offices and the closure of the Botswana and Namibia corporate offices.

Operating profit increased by 27% to R2 354 million (2006: R1 859 million).

Favourable fair value adjustments on financial instruments of R295 million (2006: R224 million) relate mainly to the marking to market of PPC shares. In 2006, gains of R141 million related to foreign currency transactions in the southern African equipment business. Most of these gains were incurred prior to the adoption of hedge accounting which had the effect of reducing earnings volatility arising from foreign currency fluctuations.

Finance costs net of investment income increased by R200 million to R522 million mainly due to higher interest rates and increased working capital requirements.

It is anticipated that the coatings division will be unbundled with approximately R900 million of debt which will favourably impact the future group finance costs. No benefit has been reflected in the year end 2007 pro forma figures.

Exceptional items of R115 million (loss) include R101 million relating to the impairment of goodwill in Avis Scandinavia.

Taxation increased by 24% to R657 million. STC increased to R149 million (2006: R26 million) due to R125 million being incurred on the special dividend paid in April 2007.

Headline earnings increased by 14% to R1 388 million (2006: R1 220 million) and HEPS increased by 16% to 685 cents.

Operational reviews

In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share of earnings from joint ventures, is shown at the profit after taxation level.

Net operating assets comprise total assets less non-interest-bearing liabilities. Cash is excluded as well as current and deferred taxation assets and liabilities. In the case of the leasing businesses, net assets are reduced by interest-bearing liabilities.

Comparatives have been re-classified as per note 9.

Equipment

	Revenue Year ended 30 Sept		Operating profit Year ended 30 Sept		Net operating assets 30 Sept	
R million	2007	2006	2007	2006	2007	2006

- Southern Africa	9 333	6 212	972	504	2 740	2 304
- Europe	7 422	5 415	612	474	3 738	3 368
	16 755	11 627	1 584	978	6 478	5 672
Share of associate income			36	27		

This division offers customers new, used and rental Caterpillar equipment solutions and support in 11 southern African countries as well as Spain, Portugal and Siberia.

In southern Africa, record commodity prices continue to fuel expansion of mines and development of new mining projects, boosting results for the mining business in terms of both new machine sales and product support.

Our joint venture in the DRC's Katanga province received its first major equipment orders from two new mining ventures. The Katanga operation dovetails well with the growing opportunity in the adjoining Zambian copper belt.

Accelerated infrastructural spend, particularly in South Africa and Angola, has increased demand for Caterpillar construction machines and the allied Metso crushing and screening product. Activity in the used equipment joint venture increased, with machines sourced from the rental fleet providing an attractive alternative to competing brands.

The Iberian business reported increased level of activity, driven by growth in public works construction and some market share gains. Indicators show that infrastructure spending by government remains strong in Spain. Construction activity is slow in Portugal with infrastructure investment dampened by government spending constraints.

New marketing strategies have been introduced in both the machine sales and after sales segments in Iberia and these are expected to continue to yield benefits.

The Siberian joint venture, Vostochnaya Technica, posted pleasing results based on continued growth and diversification in mining, coupled with a number of significant power generation orders. The after sales business also performed well.

The formal Common Goals agreement between Barloworld Equipment and Caterpillar is ensuring alignment on key strategies. The issues of lead times and machine availability due to global demand remain a challenge.

In order to sustain the equipment business through the current growth phase, we will continue to make considerable investments in people, skills and facilities.

The equipment division entered the new financial year with a healthy order book amounting to R5,4 billion (2006: R4,8 billion).

Automotive

	Revenue Year ended 30 Sept		Operating profit Year ended 30 Sept		Net operating assets 30 Sept	
R million	2007	2006	2007	2006	2007	2006
- Southern Africa	1 209	1 108	325	250	2 820	2 400
- Europe	1 134	805	81	69	2 427	2 536
Car rental	2 343	1 913	406	319	5 247	4 936
- Southern Africa	9 948	9 307	184	210	1 363	1 020
- Australia	2 448	1 719	48	23	743	666
Trading	12 396	11 026	232	233	2 106	1 686
Leasing Southern Africa*	701	631	76	63	346	276
	15 440	13 570	714	615	7 699	6 898
Share of associate income			17	27		

* Net operating assets after deducting interest-bearing borrowings.

Our integrated motor vehicle usage solutions strategy continued to yield benefits, with an improved 4,6% (2006: 4,5%) operating margin for the division.

Avis Rent a Car Southern Africa increased profitability by 30% through firmer rates, higher rental days and improved utilisation, as well as benefits being derived from a number of focused strategic initiatives. Our Scandinavian car rental business, which includes both Avis and Budget brands, reported an improved operating profit, driven by a strong performance in Norway and our ongoing operational and profitability initiatives. The Swedish operation has been successfully turned around after last year`s change in the vehicle pricing strategy of a major supplier. A significant number of assets have been removed from the balance sheet across the region by converting corporate rental stations into licensees, the benefits of which will be realised going forward.

In southern Africa, the record growth in new vehicle sales over the past three years has slowed in the last six months. Rising interest rates and the introduction of the National Credit Act have been the major factors causing the slowdown. In spite of this, our dealership network, including associate operations held up well. Notwithstanding an increase in Subaru units sold, the depreciation of the rand against the yen placed severe pressure on margins which negatively affected our importation and distribution business and hence significantly impacted our southern African trading result. Our Australian operation more than doubled its operating profit following the strategic repositioning of our represented brands, against a background of an 8% growth in Australian industry sales.

Our fleet services business reported a 20% increase in profitability due to interest rate margin improvement and a number of new contracts secured, both of which will continue to positively benefit profitability into the future.

NMI-DSM, our DaimlerChrysler empowerment joint venture, delivered positive results for the year. However, the start-up costs in Phakisaworld Fleet Solutions, our fleet services empowerment joint venture, and our exit from Auric Auto early in the year negatively impacted the associate result when compared to the prior year.

Handling

Year ended	Revenue Year ended 30 Sept		Operating profit 30 Sept		Net operating assets 30 Sept	
R million	2007	2006	2007	2006	2007	2006
- Europe	2 690	1 995	55	23	688	670
- North America	4 330	4 697	72	115	579	1 180
Trading	7 020	6 692	127	138	1 266	1 850
Leasing*	164	353	6	8	107	292
	7 184	7 045	133	146	1 373	2 142

* Net operating assets after deducting interest-bearing borrowings.

At the January 2007 Barloworld annual general meeting it was announced that we would substantially restructure the group in order to bring about a more focused business entity. It was decided to focus activities within the division on its core materials handling business, Hyster forklifts and related product. All other businesses have been exited. This included the US and UK leasing businesses, the Freightliner operation, DitchWitch and the Vacuum Technology business in the UK. Consequently the reported results above are not comparable and have been restated below to reflect the core handling operations only and show a 14% operating profit growth off a much reduced revenue level.

Year ended	Revenue Year ended 30 Sept		Operating profit 30 Sept	
Handling businesses	2007	2006	2007	2006
- Europe	2 628	1 937	51	21
- North America	1 879	1 810	71	83
Trading	4 507	3 747	122	104
Leasing	164	353	6	8

4 671	4 100	128	112	

The total UK market showed good growth of 8% despite the manufacturing sector declining significantly in line with the strong currency position. Our progress was impacted by the process change required in new equipment contract financing as a result of the sale of the leasing business. The operating profit of the European businesses includes redundancy costs of Euro 600 000 depressing its strong trading performance. The total European open order book remains strong at a value of ?44,3 million reflecting 1 834 units against 1 461 units last year.
There was a marked slowdown in the US economy during the year and this carried through to our business. In 2007, the south eastern US industry declined by 20%, while our sales decreased by 10% to 3 502 units. Despite the reduced market we finished the year strongly and the order book grew by 239 trucks over last year to 1 078 units at a value of $39 million.
Logistics

	Revenue* Year ended 30 Sept		Operating profit Year ended 30 Sept		Net operating assets 30 Sept	
R million	2007	2006	2007	2006	2007	2006
Southern Africa	1 088	683	76	37	400	433
Europe	371	280	19	28	67	50
	1 459	963	95	65	467	483

*Excludes intergroup revenue of R747 million (2006: R666 million).
Since its formation during 2002, Barloworld Logistics has grown into one of the leading logistics and supply chain management businesses in southern Africa with complementary operations in Iberia, the UK, USA and UAE, a staff complement of 1 700 and approximately R5 billion annual logistics activity under management.
What was particularly pleasing this year was the coming of age of Barloworld Logistics Africa who continued to lead the local industry through strong organic growth and BEE transformation. Our business in Iberia had to digest the loss of a major client whilst at the same time implementing new systems and procedures to bring them more in line with the southern African logistics business model.
Reported revenue up 52% excludes approximately R747 million (2006: R666 million) of intra-company revenue. We have experienced strong organic growth through our blue-chip client base inside and outside the Barloworld group. Our ability to achieve such growth while keeping the net asset base constant highlights the asset efficiency of our logistics business model as well as tight working capital management.
We expect the logistics industry to continue as one of the world's most dynamic and exciting industries for the foreseeable future. During next year this should translate into continued, strong organic growth in Africa, especially southern Africa. At the same time we will be exploring a number of international growth opportunities for the division.
Coatings

	Revenue Year ended		Operating profit Year ended		Net operating assets	
30 Sept	30 Sept		30 Sept			
R million	2007	2006	2007	2006	2007	2006
Southern Africa	2 347	2 024	383	331	817	752
Share of associate income			15	18		

The division will be unbundled from Barloworld, subject to attaining the required approval, before the end of 2007.
The year was characterised by further strong performances from the African-based operations. We reported last year that the investment in the Australian operations would be reduced. In line with this, the division sold a substantial part of the Australian investment which resulted in a significantly lower asset intensive presence in Australia, but leaving the division potential to take up future opportunities in the Asia Pacific region. Operating profit, including our Australian operations up to the date of sale to PPG Industries, was up 26%.

We were also pleased to implement our first BEE transaction in the automotive business with our partners Izingwe Holdings taking a stake in the Prostart refinish operations.

Cement

	Revenue Year ended		Operating profit Year ended		Net operating assets*	
30 Sept	30 Sept		30 Sept			
R million	2007	2006	2007	2006	2007	2006
Southern Africa	4 016	4 863	1 527	1 903	0	2 565
Share of associate income			5	0		

* Net operating assets include goodwill arising on PPC shares purchased by Barloworld.

PPC was unbundled from Barloworld on 16 July 2007 and resulted in a distribution to Barloworld shareholders of PPC shares with a market value of R19,3 billion.

The group provided another solid performance on the back of continued growth in cement volumes. Operating profit for the nine months to end June was 12% higher than last year. Buoyant market conditions necessitated the import of cement, to meet customer demand. The imported cement was produced abroad to PPC specifications and sold at negligible margin. We focused on maximising our efficiencies, though this was not without its challenges due to increased energy, logistics and maintenance costs.

The Batsweledi (Dwaalboom) capacity expansion project is progressing within budget and on time. Plant commissioning is expected in April 2008 bringing 1,25 million tons per year additional capacity.

Higher plant maintenance activity at our major customers impacted local sales volume of lime. Notwithstanding this decline there was a significant increase in operating profit largely due to the impact of renegotiated long-term supply agreements.

Scientific

Revenue	Operating profit		Net operating			
	Year ended		Year ended		assets	
	30 Sept		30 Sept		30 Sept	
R million	2007	2006	2007	2006	2007	2006
Europe	1 191	1 027	104	62	683	834
North America	388	429	(4)	10	71	316
Asia	121	146	4	8	8	109
	1 700	1 602	104	80	762	1 259

The Melles Griot business was sold to CVI Laser during the year with completion of the sale taking place in July 2007.

Melles Griot started the year strongly with recoveries in Japan and Europe. While the sales run rate was lower than the previous year, the operating profit run rate for the 10 months of the financial year to July 2007 was 11% higher.

Nova Capital Management has signed an agreement to purchase the laboratory business for approximately ?75 million and the transaction is expected to be complete by the end of December 2007.

The laboratory group continued to show good improvement in operating profit despite revenue being flat. This has been achieved through better control of the cost base and growth in the higher margin scientific equipment businesses. Demand grew in Spain, France, Germany and the US but trading conditions in the UK and Italy remained difficult.

Corporate and other

	Revenue Year ended		Operating profit Year ended		Net operating assets	
30 Sept	30 Sept		30 Sept			
R million	2007	2006	2007	2006	2007	2006
Southern Africa	53	52	(111)	(57)	633	491
Europe	0	0	(57)	129	(807)	(669)
53 52	(168)	72	(174)	(178)		

In southern Africa, results were adversely affected by redundancy and related costs of
R81 million associated with the downsizing of the South African corporate office and the closure of the Botswana and Namibia corporate offices.
In Europe, the downsizing and relocation of the London office to Maidenhead incurred costs of R11 million (?0,8 million). In 2006 a pre-tax gain of R149 million (?10,5 million) arose due to a reduction in the defined benefit pension liabilities in the United Kingdom.
Net operating assets increased in southern Africa mainly due to the PPC shares held to cover the company's liability to share option holders. The PPC shares are carried at market value.
As a result of the redundancy initiatives, annualised cost savings of approximately R100 million is expected to be achieved.
DIVIDEND DECLARATION
for the year ended 30 September 2007
Dividend number 158
Notice is hereby given that the following dividend has been declared in respect of the year ended 30 September 2007: Number 158 (final dividend) of 200 cents per ordinary share (2006: final dividend of 450 cents per ordinary share).
In compliance with the requirements of the JSE Limited, the following dates are applicable.

Date declared	Monday, 19 November 2007
Last day to trade cum dividend	Friday, 4 January 2008
First trading day ex dividend	Monday, 7 January 2008
Record date	Friday, 11 January 2008
Payment date	Monday, 14 January 2008

Share certificates may not be dematerialised or rematerialised between Monday, 7 January 2008 and Friday, 11 January 2008, both days inclusive.
On behalf of the board
S Mngomezulu
Secretary
CONSOLIDATED INCOME STATEMENT
for the year ended 30 September

		Audited		%
R million	Notes	2007	2006*	change
Continuing operations				
Revenue		43 238	35 281	23
Trading profit		2 741	2 058	33
Pension fund gain			149	
Operating profit		2 741	2 207	24
Fair value adjustments on financial instruments		287	233	
Finance costs		(816)	(542)	
Income from investments		272	202	
Profit before exceptional items		2 484	2 100	18
Exceptional items	3	(160)	116	
Profit before taxation		2 324	2 216	
Taxation		(658)	(633)	
Secondary taxation on companies		(151)	(27)	
Profit after taxation		1 515	1 556	
Income from associates and joint ventures		68	72	
Net profit from continuing operations		1 583	1 628	
Discontinued operations				
Profit from discontinued operations	4	976	1 118	
Net profit		2 559	2 746	
Attributable to:				
Minority shareholders		289	389	

Barloworld Limited shareholders	2 270	2 357	
	2 559	2 746	
Earnings per share (cents)			
- basic	1 120.0	1 138.9	
- diluted	1 099.6	1 117.1	
Earnings per share from continuing operations (cents)			
- basic	773.7	764.4	
- diluted	759.6	749.8	
Earnings per share from discontinued operation (cents)			
- basic	346.3	374.5	
- diluted	340.0	367.3	

* Reclassified - refer note 9

CONSOLIDATED BALANCE SHEET
at 30 September
Audited

R million	Notes	2007	2006
ASSETS			
Non-current assets		12 019	14 289
Property, plant and equipment		6 847	8 299
Goodwill		2 046	3 005
Intangible assets		274	323
Investment in associates and joint ventures		928	749
Finance lease receivables		619	566
Long-term financial assets		686	597
Deferred taxation assets		619	750
Current assets		18 636	21 365
Vehicle rental fleet		3 902	3 441
Inventories		5 869	5 907
Trade and other receivables		6 185	7 026
Taxation		32	17
Cash and cash equivalents		1 201	2 134
Assets classified as held for sale	4	1 447	2 840
Total assets		30 655	35 654
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium		223	327
Other reserves		2 584	3 461
Retained income		8 334	9 881
Interest of shareholders of Barloworld Limited		11 141	13 669
Minority interest		80	691
Interest of all shareholders	5	11 221	14 360
Non-current liabilities		6 638	7 920
Interest-bearing		4 379	5 475
Deferred taxation liabilities		610	870
Provisions		344	468
Other non-interest-bearing		1 305	1 107
Current liabilities		12 796	13 374
Trade and other payables		6 854	6 663
Provisions		600	536
Taxation		445	705
Amounts due to bankers and short-term loans		4 687	4 409
Liabilities directly associated with assets classified as held for sale	4	210	1 061
Total equity and liabilities		30 655	35 654

Condensed consolidated cash flow statement
for the year ended 30 September

R million	Audited 2007	2006
Cash flows from operating activities		
Operating cash flows before movements in working capital	6 370	6 077
Increase in working capital	(531)	(10)
Cash generated from operations	5 839	6 067
Finance costs	(902)	(630)
Realised fair value adjustments on financial instruments	(16)	136
Dividends received from investments and associates	41	104
Interest received	338	261
Taxation paid	(1 412)	(1 007)
Cash flow from operations	3 888	4 931
Cash flow from operations - continuing operations	2 695	2 533
Cash flow from operations - discontinued operations	1 193	2 398
Dividends paid (including minority shareholders)	(2 629)	(1 295)
Cash retained from operating activities	1 259	3 636
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of subsidiaries, investments and intangibles	(349)	(814)
Proceeds on disposal of subsidiaries, investments and intangibles	1 432	44
Net investment in fleet leasing and rental assets	(2 283)	(2 108)
Acquisition of other property, plant and equipment	(1 485)	(1 217)
Replacement capital expenditure	(451)	(508)
Expansion capital expenditure	(1 034)	(709)
Proceeds on disposal of property, plant and equipment	121	593
Proceeds on sale of leasing assets	1 684	564
Net cash used in investing activities	(880)	(2 938)
Net cash inflow before financing activities	379	698
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds on share issue	139	90
Buy-back of shares in company		(1 160)
Proceeds from long-term borrowings	1 376	1 742
Repayment of long-term borrowings	(3 207)	(1 903)
Increase in short-term interest-bearing liabilities	704	1 007
Net cash used in financing activities	(988)	(224)
Net (decrease)/increase in cash and cash equivalents	(609)	474
Cash and cash equivalents at beginning of year	2 134	1 399
Effect of foreign exchange rate movement on cash balance	(6)	242
Effect of cash balances classified held for sale		19
Effect of cash balance on unbundling Pretoria Portland Cement	(318)	-
Cash and cash equivalents at end of year	1 201	2 134
Cash balances not available for use due to reserving restrictions	235	405
Acquisition of subsidiaries, investments and intangibles:		
Inventories acquired		57
Receivables acquired		226
Payables, taxation and deferred taxation acquired		(230)
Borrowings net of cash		(512)
Property, plant and equipment, non-current assets, goodwill and minority shareholders		744

Total net assets acquired		285
Goodwill arising on acquisitions		238
Net cash cost of subsidiaries acquired		523
Investments and intangible assets acquired	349	291
Cash amounts paid to acquire subsidiaries, investments and intangibles	349	814
Bank balances and cash in subsidiaries acquired		12

CONSOLIDATED STATEMENT OF RECOGNISED INCOME
AND EXPENSE for the year ended 30 September

	Audited	
R million	2007	2006
Exchange differences on translation of foreign operations	(513)	1 832
(Loss)/gain on cash flow hedges	(163)	139
Deferred taxation on cash flow hedges	39	(18)
(Loss)/gain of revaluation of available for sale investments	(22)	18
Deferred taxation on revaluation of available for sale investments		(8)
Other reserve movements		(71)
Net actuarial losses on post-retirement benefit obligations	(54)	(55)
Actuarial losses on post-retirement benefit obligations	(42)	(79)
Taxation effect	(12)	24
Net (loss)/income recognised directly in equity	(713)	1 837
Net profit	2 559	2 746
Total recognised income and expense for the year	1 846	4 583
Attributable to:		
Minority shareholders	289	381
Barloworld Limited shareholders	1 557	4 202
	1 846	4 583

SALIENT FEATURES
for the year ended 30 September
Audited

R million	2007	2006*
Number of ordinary shares in issue, net of buy-back (000)	203 843	200 716
Net asset value per share including investments at fair value (cents)	5 714	6 973
Total borrowings to total shareholders` funds (%)		
- Trading segment**	38,2	31,3
- Total group	80,8	73,3
Interest cover (times)		
- Trading segment**	5,1	6,6
- Total group	3,4	3,7
Return on net assets (%)		
- Trading segment**	28,9	27,8
- Total group	20,6	19,8
Cash flow return on investment - CFROIr (%)	12,2	12,3
Return on ordinary shareholders` funds (excluding exceptional items) (%)	18,9	18,0

* Reclassified - refer note 9.
** Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 September

1. BASIS OF PREPARATION

This report has been has been prepared in accordance

with International Accounting Standard (IAS) 34 Interim Financial Reporting and was extracted from the group consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with the Companies Act of South Africa and the Listing Requirements of the JSE Limited. The basis of preparation is consistent with the prior year, except as detailed in note 9 below.

For a better understanding of the group's financial position, the results of its operations and cash flows for the year, this summarised report should be read in conjunction with the annual financial statements from which it was derived.

2 Reconciliation of net profit to headline earnings

	Audited	
R million	2007	2006*
Net profit attributable to Barloworld Limited shareholders	2 270	2 357
Loss on disposal of discontinued operations net of taxation	60	156
Loss/(profit) on disposal of properties, investments and subsidiaries	20	(140)
Impairment of assets	323	27
Realisation of translation reserve on disposal of offshore subsidiaries	(197)	-
(Profit)/loss on sale of plant and equipment (excluding rental assets) and intangible assets	(7)	4
Taxation on exceptional items	(79)	19
Interest of minority shareholders in exceptional items	4	-
Headline earnings	2 394	2 423
Headline earnings from continuing operations	1 645	1 489
Headline earnings from discontinued operation	749	934
Weighted average number of ordinary shares in issue during the year (000)		
- basic	202 673	206 959
- diluted	206 444	210 998
Headline earnings per share (cents)		
- basic	1 181,3	1 170,8
- diluted	1 159,7	1 148,4
Headline earnings per share from continuing operations (cents)		
- basic	811,7	719,5
- fully diluted	796,9	705,7
Headline earnings per share from discontinued operation (cents)		
- basic	369,6	451,3
- diluted	362,8	442,7

*Reclassified - refer note 9.

3. Exceptional items

(Loss)/profit on disposal of properties, investments and subsidiaries	(34)	139
Realisation of translation reserve on disposal of offshore subsidiaries	197	
Net impairment of property, plant and equipment, investments and goodwill	(323)	(23)
Gross exceptional (losses)/profits	(160)	116
Taxation	79	(19)
	(81)	97

Discontinued operation (net of taxation and minorities)	9	(3)
Net exceptional (losses)/profits	(71)	94

4. Discontinued operations and assets classified as held for sale

Following the decision to dispose of Scientific, Steel tube and Coatings Australia and the unbundling of Cement, these segments have been classified as discontinued. All the disposals have been concluded at balance sheet date, with the exception of the Laboratory business, a division of Scientific.

Results from discontinued operation are as follows:

Revenue	7 021	9 187
Operating profit	1 630	2 021
Fair value adjustments on financial instruments	13	(4)
Finance costs	(86)	(88)
Income from investments	68	74
Profit before exceptional items	1 625	2 003
Exceptional items (gross of taxation)	14	(3)
Profit before taxation	1 639	2 000
Taxation	(609)	(730)
Profit after taxation	1 030	1 270
Income from associates and joint ventures	6	4
Net profit of discontinued operation before impairment loss	1 036	1 274
Impairment loss on write-down to fair value less costs to sell	(63)	(185)
Taxation on impairment loss	3	29
Impairment loss after taxation	(60)	(156)
Profit from discontinued operations per income statement	976	1 118

*Reclassified - refer note 9.

4. Discontinued operations and assets classified as held for sale (continued)

The cash flows from the discontinued operations are as follows:

Cash flows from operating activities	(16)	1 339
Cash flows from investing activities	349	(404)
Cash flows from financing activities	(811)	(51)

Assets classified as held for sale consist of the following:

- Laboratory	972	
- Steel Tube		715
- Handling leasing assets#		1 717
- Rental fleets, leasing and other assets	475	249
- Other		159
	1 447	2 840

Liabilities directly associated with assets classified as
held for sale consist of the following:

- Laboratory	210	
- Steel Tube		347
- Handling leasing assets#		597
- Other		117
	210	1 061

5. Interest of all shareholders

Balance at the beginning of the year	14 360	12 130
Net (loss)/income recognised directly in equity	(713)	1 837
Net profit for the year	2 559	2 746
Reclassifications and other reserve movements	9	46

Purchase of minority shareholding in subsidiary		(34)
Buy-back of shares		(1 160)
Dividends/capital distributions on ordinary shares	(2 629)	(1 295)
Effect of Cement unbundling	(2 504)	
Shares issued in current year	139	90
Interest of shareholders at the end of the year	11 221	14 360

* Reclassified - refer note 9.
# In addition, an amount of R916 million intergroup borrowings had to be settled from the proceeds of the sale of the assets.

6. Dividends

Ordinary shares		
Final dividend No 155 paid on 15 January 2007: 450 cents per share (2006: No 153 - 325 cents per share)	911	745
Special dividend paid on 2 April 2007: 500 cents per share	1 017	
Interim dividend (Capital distribution) No 157 paid on 2 July 2007: 175 cents per share (2006: No 154 - 150 cents per share)	357	312
	2 285	1 057
Dividend attributable to the treasury shares		(62)
Paid to Barloworld Limited shareholders	2 285	995
Paid to minority shareholders	344	300
	2 629	1 295
Dividends per share (cents)	375	600
- interim (declared May)	175	150
- final (declared November)	200	450

7. CONTINGENT LIABILITIES

Bills, lease and hire-purchase agreements discounted with recourse,other guarantees and claims	989	622

The group has given guarantees to the purchaser of the coatings Australian business relating to environmental claims. The guarantees are for a maximum period of seven years and are limited to the sales price received for the business.

Warranties and guarantees have been given as a consequence of the various disposals completed during the year. None are expected to have a material impact on the financial results of the group.

Litigation, current or pending, is not considered likely to have a material adverse effect on the group.

Buy-back and repurchase commitments not reflected on the balance sheet	449	1 250

The related assets are estimated to have a value at least equal to the repurchase commitment.

There are no material contingent liabilities in joint venture companies.

8. COMMITMENTS

Capital expenditure commitments to be incurred:		
Contracted	1 908	2 106
Approved but not yet contracted	383	999

	2 291	3 105
Operating lease commitments	1 939	2 509
Finance lease commitments	877	1 050

9. Accounting policies and comparative information
The group adopted the following amended standard and new interpretations during the current year:
- IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease
- IFRIC Interpretation 12 Service Concession Arrangements
- IFRIC Interpretation 14 IAS 19: Limit on a Defined Benefit Asset: Minimum Funding Requirement and their interaction
- IAS 23 Borrowing costs Amendment
- The South African Institute of Chartered Accountants Circular 8/2007 on Headline Earnings

The impact of adopting these standards was not significant.
Comparative information has been restated for the treatment of Cement, Scientific and Coatings Australia businesses as discontinued operations (refer note 4).
The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2006 is as follows:

R million	Previously stated	Reclassification of discontinued operations	Reclassified
Income statement			
Revenue	42 693	(7 412)	35 281
Operating profit	4 133	(1 926)	2 207
Fair value adjustments on financial instruments	235	(2)	233
Finance costs	(605)	63	(542)
Income from investments	273	(71)	202
Profit before exceptional items	4 036	(1 936)	2 100
Exceptional items	120	(4)	116
Profit before taxation	4 156	(1 940)	2 216
Taxation	(1 211)	578	(633)
Secondary taxation on companies	(159)	132	(27)
Profit after taxation	2 786	(1 230)	1 556
Income from associates and joint ventures	72	0	72
Net profit from continuing operations	2 858	(1 230)	1 628
(Loss)/profit from discontinued operation	(112)	1 230	1 118
Net profit	2 746	-	2 746
Attributable to:			
Minority shareholders	389	-	389
Barloworld Limited shareholders	2 357	-	2 357
	2 746	-	2 746
Earnings per share (cents) - basic	1 138.9	-	1 138.9
Earnings per share (cents) - diluted	1 117.1	-	1 117.1

The restatements have not impacted on the balance sheet and cash flow statement.
10. Related party transactions
There has been no significant changes in related-party relationships since the previous year.
The sale of the Steel Tube division to a management and BEE consortium was finalised in November 2006. The results of the division for the two months of

the financial year up its disposal were included in the current earnings, but were not material to the group. The sale proceeds were received during the year and in accordance with the sale agreement, an interest- bearing loan of R118 million was advanced to the purchaser, secured by owned properties
Other than in the normal course of business, there have been no other significant transactions during the year with associate companies, joint ventures and other related parties.

11. Post-Balance Sheet events

Subsequent to the year-end the following material events have occurred:
- An agreement has been signed for the disposal of the Laboratory business. The disposal will become effective once certain conditions precedent are fulfilled.
- A circular relating to the proposed unbundling of the Coatings division and a prelisting statement for that business, have been sent to shareholders. The unbundling is subject to shareholder and other regulatory approval. Inter-group borrowings of R855 million were settled by Coatings on 5 November 2007.
- The group has committed to pay ?55 million (R759 million) to address the funding deficit in the UK pension funds. An amount of ?35 million (R483 million) has been paid to date.

12. Audit opinion

The consolidated financial statements for the year have been audited by Deloitte & Touche and the accompanying unmodified audit report as well as their unmodified audit report on this set of condensed financial information is available for inspection at the company's registered office.

Segmental Summary (audited)

	Revenue		Operating profit/(loss)		Fair value adjustments on financial instruments	
	Year ended 30 Sept		Year ended 30 Sept		Year ended 30 Sept	
R million	2007	2006	2007	2006	2007	2006
Equipment	16 755	11 627	1 584	978	(9)	141
Automotive	15 440	13 570	714	615	(7)	21
Handling	7 184	7 045	133	146		
Logistics	1 459	963	95	65		
Coatings	2 347	2 024	383	331	(8)	9
Corporate	53	52	(168)	72	311	62
Total continuing operations	43 238	35 281	2 741	2 207	287	233
Scientific	1 700	1 602	104	80		
Cement	4 016	4 863	1 527	1 903	13	2
Steel tube	348	1 775	32	95		(6)
Coatings Australia	957	947	(33)	(57)		
Total discontinued operations	7 021	9 187	1 630	2 021	13	(4)
Total group	50 259	44 468	4 371	4 228	300	229

	Operating profit/(loss) including fair value adjustments 30 Sept		Net operating assets/(liabilities)	
Year ended 30 Sept				
R million	2007	2006	2007	2006
Equipment	1 575	1 119	6 478	5 672
Automotive	707	636	7 699	6 898
Handling	133	146	1 373	2 142
Logistics	95	65	467	483
Coatings	375	340	817	752
Corporate	143	134	(174)	(178)

Total continuing operations	3 028	2 440	16 660	15 769
Scientific	104	80	762	1 259
Cement	1 540	1 905		2 565
Steel tube	32	89		368
Coatings Australia	(33)	(57)		286
Total discontinued operations	1 643	2 017	762	4 478
Total group	4 671	4 457	17 422	20 247

ADDRESSES

Registered office and business address
Barloworld Limited
180 Katherine Street
PO Box 782248
Sandton
2146, South Africa
Tel: +27 11 445 1000
Email: invest@barloworld.com

Transfer secretaries - South Africa
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg)
Tel: +27 11 630 0000

Transfer secretaries - United Kingdom
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex
BN99 6DA, England
Tel: +44 190 383 3381

Transfer secretaries - Namibia
Transfer Secretaries (Proprietary) Limited
(Registration number 93/713)
Shop 8, Kaiser Krone Centre
Post Street Mall
Windhoek, Namibia
(PO Box 2401, Windhoek, Namibia)
Tel: +264 61 227 647

ABOUT BARLOWORLD

Barloworld is a distributor of leading international brands providing integrated rental, fleet management, product support and logistics solutions. The core divisions of the group comprise equipment (earthmoving and power systems), automotive (car rental, fleet services and motor trading), handling (forklift truck distribution and fleet management) and logistics (logistics and supply chain management).

We offer flexible, value adding, integrated business solutions to our customers backed by leading global brands. The brands we represent on behalf of our principals include Caterpillar, Hyster, Avis, Budget, Mercedes, Chrysler, BMW, General Motors, Ford, Toyota, Volkswagen, Audi, Nissan, Subaru, Renault, Volvo and others.

Barloworld has a proven track record of effectively managing long-term relationships with global principals and customers. We have an ability to develop and grow businesses in multiple geographies including challenging territories with high growth prospects. One of our core competencies is an ability to leverage systems and best practices across our chosen business segments. As an organisation, we are committed to play a leading role in empowerment and transformation.

The company was founded in 1902 and currently has operations in 26 countries

around the world with approximately half of our 19 000 people in South Africa.
For background information visit www.barloworld.com
19 November 2007
Sponsor: J P Morgan
Date: 19/11/2007 08:00:03 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW / BAWP - Barloworld - Entitlement Ratio Announ 5 Jul 200

14

BAW BAWP
BAW
BAW / BAWP - Barloworld - Entitlement Ratio Announcement
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

ENTITLEMENT RATIO ANNOUNCEMENT

Further to the announcement dated 8 June 2007, regarding the results of the Barloworld General Meeting, shareholders are advised that Barloworld will distribute 1.8555 Pretoria Portland Cement Company Limited ("PPC") subdivided shares for every one ordinary share held by a Barloworld ordinary shareholder.
In compliance with the requirements of Strate, the electronic settlement and custody system used by the JSE Limited, the following salient dates for the unbundling are relevant:

Last day to trade in Barloworld ordinary shares in order to participate in the unbundling	Friday, 6 July 2007
Barloworld shares trade ex the entitlement to the PPC distribution shares from commencement of business on	Monday, 9 July 2007
Record date to participate in the unbundling on	Friday, 13 July 2007
Unbundling date	Monday, 16 July 2007

Barloworld shareholders are not permitted to dematerialise / re-materialise their shares between Monday, 9 July 2007 and Friday, 13 July 2007, both days inclusive.

On behalf of the Board
S Mngomezulu
Secretary
5 July 2007
SANDTON
Sponsor: JPMorgan
Date: 05/07/2007 12:49:07 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW/BAWP - Barloworld Limited - Changes to board o

16 Jul 200

15

BAW BAWP
BAW
BAW/BAWP - Barloworld Limited - Changes to board of directors
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

CHANGES TO BOARD OF DIRECTORS

1. CHANGES TO BOARD COMMITTEES

The Board of directors wishes to advise of the following changes to its Board committees:

1.1. Mr Michael Levett steps down as Chairman of the Nomination and Remuneration Committees with effect from today but remains a member of both Committees

1.2. Mr Dumisa Ntsebeza, Chairman of the Barloworld Board and the General Purposes Committee, also becomes Chairman of the Nomination Committee with effect from today

1.3. Mr Trevor Munday appointed Chairman of the Remuneration Committee with effect from today and also appointed a member of the Audit Committee with effect from today

1.4. Mr Gordon Hamilton appointed a member of the General Purposes Committee with effect from today

1.5. Mr Selby Baqwa appointed a member of the Nomination Committee with effect from today

1.6. Ms Sibongile Mkhabela appointed a member of the Nomination Committee with effect from today

2. RESIGNATION OF DIRECTORS

It is hereby announced that pursuant to the unbundling of Pretoria Portland Cement Company Limited ("PPC"), Mr. John Gomersall has resigned from the Barloworld Board today.

Earlier this financial year, Mr. Edward Theron also expressed his intention to retire from the Barloworld Board after the completion of the PPC unbundling; it is therefore announced that Mr. Theron`s retirement will be effective from today.

Mr. Dumisa Ntsebeza, Chairman of the Board, on behalf of the Board, expressed his great appreciation to Mr. Gomersall and Mr. Theron for the valuable and distinguished contribution that they have made as directors of Barloworld over many years.

16 July 2007
SANDTON
Sponsor: JPMorgan
Date: 16/07/2007 17:00:01 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW/BAWP - Barloworld - Barloworld to sell part of 20 Jul 200

BAW BAWP
BAW
BAW/BAWP - Barloworld - Barloworld to sell part of Australian Coatings business to PPG

16

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

Barloworld to sell part of Australian Coatings business to PPG

We are pleased to announce that agreement has been reached for the sale of certain of the assets of the Barloworld Coatings Australia business including the Villawood factory to PPG for net asset value.

Barloworld and Barloworld Coatings indicated last year in July, following the Australian Competition and Consumer Commission (ACCC) decision on the proposed acquisition of Wattyl, that "it will not be `business as usual` for our coatings interests in Australia" and that we would be "pursuing options to restructure our business and as a result refocus our investment. Notwithstanding this, we remain committed to the Asia-Pacific region and will continue to pursue a number of other avenues for expansion in this important area of the world."

Barloworld Coatings will retain a strategic interest in Australia as the transaction does not include the Glen Waverley manufacturing facility in Melbourne. It will be able to focus on certain niche segments in Australia and grow abroad. This facility will continue to toll manufacture the Bristol range of products for PPG. Barloworld Coatings will also continue to supply colourants to PPG.

Completion of the acquisition is subject to customary closing conditions, including receipt of any required regulatory approval.

Andre Lamprecht, CEO of Barloworld Coatings, said "since the ACCC turned down our acquisition in July last year we have steadily been working on the actions we indicated at the time. The announcement of the sale to PPG is a credit to our respective teams as well as our staff in Australia. We are pleased to report the resolution of our Australian investment and a new direction for us in this regard."

Clive Thomson, CEO of Barloworld Limited indicated that "This outcome is a very satisfactory conclusion for Barloworld and represents another important step in implementing our announced strategic actions."

FURTHER INFORMATION

For further information contact Sibani Mngomezulu, Head of Investor Relations at Barloworld:
phone +27 11 445 1433,
email sibanim@barloworld.com

Date: 20/07/2007 08:49:06 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW - Barloworld - Disposal Of Melles Griot

25 Jul 2007

17

BAW
BAW
BAW - Barloworld - Disposal Of Melles Griot
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DISPOSAL OF MELLES GRIOT
Barloworld is pleased to announce closure of the sale agreement for the disposal of its Melles Griot business to CVI Laser, a portfolio company of Norwest Equity Partners. The sale price will be subject to final working capital adjustments but will be close to tangible net asset value. Clive Thomson, CEO of Barloworld, said "The sale of Melles Griot is another step towards our goal of transforming Barloworld into a focussed distribution business. We continue to make good progress on our announced strategic actions and steps to enhance shareholder returns."
FURTHER INFORMATION
For further information contact Sibani Mngomezulu, Head of Investor Relations at Barloworld:
phone +27 11 445 1433,
email sibanim@barloworld.com
25 July 2007
Sponsor
JPMorgan Equities Ltd
Date: 25/07/2007 14:31:37 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW - Barloworld - South African Tax Consideration

25 Jul 200

18

BAW BAWP
BAW
BAW - Barloworld - South African Tax Considerations
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

SOUTH AFRICAN TAX CONSIDERATIONS

Allocation of the tax cost of the Barloworld Limited ("Barloworld") ordinary shares on unbundling of Pretoria Portland Cement Company Limited ("PPC")

The purpose of this shareholder communication is to advise Barloworld shareholders of the closing prices of the PPC unbundled shares and the Barloworld ordinary shares on 17 July 2007, and of the ratio in which the expenditure incurred in connection with the acquisition of the Barloworld ordinary shares, or their valuation date values, as the case may be, must to be allocated to the PPC unbundled shares and the Barloworld ordinary shares (the "allocation ratio"). The example is given for illustrative purposes only and should not be relied upon for any other purpose. Shareholders are therefore advised in all circumstances to seek their own advice regarding taxation.

The distribution of PPC shares by Barloworld on 16 July 2007 in terms of an unbundling transaction under section 46 of the Income Tax Act, No. 58 of 1962, as amended, required each shareholder to allocate the expenditure incurred in connection with the acquisition of the Barloworld ordinary shares and/or the valuation date value of the Barloworld ordinary shares, as the case may be, to the PPC unbundled shares and the Barloworld ordinary shares, pro rata, based on their relative market values at the close of business on the day after unbundling. In this regard, shareholders are referred to the formula contained in paragraph 9.3.3 of the unbundling circular dated 17 May 2007. In addition, the PPC unbundled shares are deemed to have been acquired on the date on which the Barloworld ordinary shares were acquired.

Barloworld shareholders are advised that the allocation ratio, based on the relative market values of the PPC unbundled shares and the Barloworld ordinary shares at the close of business on 17 July 2007, was as follows:

	Closing share price	Allocation	
	17 July 2007	Market value	Ratio
	R	R	%
PPC unbundled shares	51.30	19,402,823,638	42.48
Barloworld ordinary shares	128.90	26,274,660,968	57.52
Total		45,677,484,606	100.00

Illustrative example

Assume 10,000 Barloworld ordinary shares were acquired as capital assets on 1 March 2005 and that the total expenditure incurred in connection with the acquisition of the shares amounted to R600,000, i.e. R60.00 per share. On 16 July 2007, the shareholder acquired 18,555 PPC unbundled shares in the entitlement ratio of 1.8555:1.

The expenditure incurred in connection with the acquisition of the Barloworld shares will be allocated to the PPC unbundled shares and the Barloworld ordinary shares as follows:

	PPC	Barloworld	Total
No of shares held before			

unbundling		10,000	
Expenditure incurred		R600,000.00	R600,000.00
Expenditure per share		R60.00	
No of shares held after unbundling	18,555	10,000	
Allocation ratio	42.48%	57.52%	100.0%
Revised expenditure in the allocation ratio	R254,867.23	R345,132.77	R600,000.00
Revised expenditure per share (rounded)	R13.74	R34.51	
Date acquired or deemed to have been acquired	1 Mar 2005	1 Mar 2005	

Interim distribution out of share premium
Barloworld had declared the following distribution to ordinary shareholders of 175 cents, comprising a distribution of 111 cents out of share premium and a dividend of 64 cents out of distributable reserves:

Last date to trade	22 June 2007
Record date	29 June 2007
Payment date	2 July 2007

Shareholders are advised that the distribution out of share premium was a capital distribution for tax purposes as no portion thereof comprised previously capitalized reserves. Barloworld ordinary shareholders should consult their own tax advisors about the tax consequences of the capital distribution on their personal tax liability.
Financial advisor and Sponsor: JP Morgan
For information purposes only
Date: 25/07/2007 15:04:25 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW - Barloworld Limited - Update on announced str

31 Jul 200

BAW BAWP
BAW
BAW - Barloworld Limited - Update on announced strategic actions

19

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

UPDATE ON ANNOUNCED STRATEGIC ACTIONS

Shareholders are referred to the announcements dated 18 December 2006, 25 January 2007, 27 March 2007 and the reviewed interim results for the six months ended 31 March 2007 released on 14 May 2007, where the board of Barloworld announced its intention to undertake certain actions to unlock shareholder value.

After the announcement of the 25 January 2007 referred to above, Barloworld received several unsolicited expressions of interest from parties who indicated that they were interested in acquiring the Coatings division ("Coatings").

Barloworld reviewed the unsolicited expressions of interest and decided to embark on a dual process of further investigating both the disposal and/or unbundling and listing of Coatings on the JSE limited ("JSE"). Certain parties who submitted expressions of interest were invited to submit offers for Coatings and, as a result, several credible non-binding offers for Coatings were received by Barloworld.

Barloworld has considered the qualitative and quantitative aspects of the non-binding offers, and has decided that an unbundling and listing of Coatings on the JSE would better serve the interests of its shareholders.

The Company aims to complete the unbundling and listing of Coatings on the JSE before the end of the 2007 calendar year.

31 July 2007

Investment Bank
Standard Bank
Sponsor: J.P Morgan Equities Limited
Date: 31/07/2007 14:47:01 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW / BAWP - Barloworld Disposes Of Truck Center

6 Aug 200'

20

BAW BAWP
BAW
BAW / BAWP - Barloworld Disposes Of Truck Center
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

BARLOWORLD DISPOSES OF TRUCK CENTER

Barloworld Industrial Distribution, USA, yesterday announced the sale of its Freightliner Truck business known as Barloworld Truck Center to a consortium of three buyers lead by the Lonestar Freightliner Group. The buyers were a combination of existing Freightliner dealers as well as some private investors and several members of the current management team. The sale was concluded at a premium over net asset value.

Virtually all employees will be retained by the new owners.

Clive Thomson, CEO of Barloworld, said "The sale of Truck Center is another step towards our goal of transforming Barloworld into a focused distribution business. This sale combined with the recent sale of Melles Griot shows our continuing progress on our announced strategic actions and steps to enhance shareholder returns."

BARLOWORLD DISPOSES OF VACUUM TECHNOLOGY BUSINESS

Barloworld Industrial Distribution, UK, has concluded the sale of its Vacuum Technology business.

The business was acquired by Quirepace Ltd., a leading supplier of large pneumatic tube systems to the healthcare industry. The activities of Vacuum Technology are largely complementary to those of Quirepace Ltd., allowing the combined operation to offer a comprehensive product range backed by an extensive after sales support.

For Barloworld this is another step in achieving greater focus as envisaged in its announced strategic actions.

6 August 2007
Sponsor: JPMorgan Equities Limited
Date: 06/08/2007 16:40:26 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW / BAWP - Barloworld Limited - Preference divid 10 Oct 200

21

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Preference dividend number 143
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
("Barloworld" or "the company")
PREFERENCE DIVIDEND NUMBER 143
Notice is hereby given that Preference Dividend Number 143 at the rate of 6% per annum for the year ended 30 September 2007 (being six cents per share) be declared to all preference shareholders.
The salient dates for the preference dividend are as follows:

Last day to trade preference shares cum dividend	Friday, 26 October 2007
Preference shares trade ex dividend	Monday, 29 October 2007
Record date	Friday, 2 November 2007
Payment date	Monday, 5 November 2007

Share certificates may not be dematerialised or rematerialised between Monday, 29 October 2007 and Friday, 2 November 2007, both days inclusive.
10 October 2007
Sandton
Sponsor: JPMorgan
Date: 10/10/2007 07:00:01 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW - Barloworld Limited - Sale of Barloworld Scie 26 Oct 200

22

BAW BAWP
BAW
BAW - Barloworld Limited - Sale of Barloworld Scientific Laboratory Group
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")
Sale of Barloworld Scientific Laboratory Group
Barloworld has signed an agreement to sell its Scientific Laboratory Group of businesses to Nova Capital Management, the specialist acquirer of private equity and corporate portfolios, for GBP75m. The transaction is subject to certain suspensive conditions including regulatory approvals and is expected to be completed by the end of November 2007.
Clive Thomson, CEO of Barloworld, said "The sale of the Laboratory business is the final step in the disposal of the Barloworld Scientific division and follows the disposal of Melles Griot in July 2007. This is another important milestone in executing the strategic actions announced earlier this year to reposition Barloworld as a focused distribution company and to unlock shareholder value."
26 October 2007
SANDTON
Sponsor: JPMorgan
Date: 26/10/2007 09:00:01 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW/BAWP - Barloworld Limited - The proposed unbun 8 Nov 200

23

BAW BAWP
BAW
BAW/BAWP - Barloworld Limited - The proposed unbundling
Barloworld Limited
(Incorporated in the Republic of South Africa)
Registration number 1918/000095/06
Ordinary share code: BAW
ISIN: ZAE000026639
Preference share code: BAWP
ISIN: ZAE000026647
("Barloworld" or "the Company")

THE PROPOSED UNBUNDLING AND SEPARATE LISTING OF FREEWORLD COATINGS LIMITED (PREVIOUSLY THE COATINGS DIVISION OF BARLOWORLD) ("COATINGS")

1. Introduction

Following deliberations by the Barloworld board, as well as shareholder engagement, it was announced on 18 December 2006 that the Barloworld board would continue to review the Barloworld structure and, in addition to the unbundling of Pretoria Portland Cement Company Limited ("PPC"), further unbundlings or disposals would follow in the future. In this regard, in the announcement dated 31 July 2007, following the announcements dated 18 December 2006, 25 January 2007 and 27 March 2007, published on the Securities Exchange News Service ("SENS"), Barloworld confirmed its intention to dispose of its interest in Coatings through a distribution of the ordinary shares of Coatings held by Barloworld to the Barloworld ordinary shareholders.

2. Rationale for the unbundling

The unbundling will have a number of benefits, including:
unlocking the value gap between Barloworld`s intrinsic value and its market value; and
the creation of a more focused Barloworld Group.

3. The unbundling

Subject to the fulfilment of the conditions precedent as set out in paragraph 4 below, 203 843 388 Coatings ordinary shares ("the Coatings distribution shares"), constituting all of the ordinary shares held by Barloworld in Coatings, will be distributed to Barloworld ordinary shareholders recorded in the register at the close of business on 7 December 2007 ("the Record Date"), in the entitlement ratio of one Coatings ordinary share for every one Barloworld ordinary share held by a Barloworld ordinary shareholder ("the entitlement ratio"). The distribution will be undertaken in terms of section 90 of the Companies Act, No. 61 of 1973 as amended and in accordance with section 46 of the Income Tax Act, No. 58 of 1962, as amended.

4. Conditions precedent

The unbundling is subject to the fulfilment of the following conditions precedent:

- the passing by the Barloworld ordinary shareholders at the general meeting of the ordinary resolutions necessary to implement the unbundling to be held at 12h00 on Friday, 23 November 2007;
- the granting of an exemption, by the US Securities and Exchange Commission to Coatings, from the registration and reporting requirements of section 12(g) of the US Securities Exchange Act of 1934, as amended, in reliance with Rule 12g3-2(b) thereunder; and
- the approval by the JSE Limited ("JSE")of the listing of the Coatings ordinary shares on the JSE on the listing date, being Monday, 3 December 2007.

5. Salient dates and times

The salient dates and times of the unbundling and listing of Coatings distribution shares are as follows:

	2007
Last day for lodging of forms of proxy for the general meeting by 12:00 on	Wednesday, 21 November
General meeting of Barloworld shareholders at 12:00 on	Friday, 23 November
Results of the general meeting released on SENS on	Friday, 23 November
Results of the general meeting published in the press on	Monday, 26 November
Last day to trade in Barloworld ordinary shares on the JSE to participate in the unbundling on	Friday, 30 November
Barloworld ordinary shares trade ex the entitlement to the Coatings distribution shares on	Monday, 3 December
Coatings ordinary shares commence trading under the JSE share code FWD and ISIN ZAE000109450 on	Monday, 3 December
Record date to participate in the unbundling on	Friday, 7 December

Share certificates in respect of the ordinary shares of Coatings will be posted by registered post to certificated Barloworld ordinary shareholders, at the risk of the certificated Barloworld ordinary shareholders concerned, and dematerialised Barloworld ordinary shareholders will have their accounts at the CSDP or broker updated with the ordinary shares of Coatings on Monday, 10 December

Notes:

The abovementioned times and dates are South African times and dates and are subject to change. Any such change will be released on SENS and published in the press.

Barloworld ordinary shareholders may not dematerialise or re-materialise their Barloworld ordinary shares between Monday, 3 December 2007 and Friday, 7 December 2007, both days inclusive.

6 Pro forma financial effects of the unbundling

The illustrative pro forma financial effects set out below have been prepared to assist Barloworld ordinary shareholders to assess the impact of the unbundling on the earnings per share ("EPS"), headline earnings per share ("HEPS") and net asset value ("NAV") and tangible net asset value ("TNAV") per Barloworld ordinary share. The material assumptions are set out in the notes following the table, and include the payment of an indebtedness to Barloworld of an inter-company amount of R900 million. Due to the nature of the pro forma financial effects, they may not fairly present the Barloworld Group's financial position after the unbundling, nor the effect on the Barloworld Group's future earnings. The pro forma financial effects are the responsibility of the Barloworld board and are provided for illustrative purposes only.

Impact on Barloworld

	Barloworld after the unbundling of PPC (cents)	Barloworld after the unbundling of Coatings (cents)	change %
EPS	3251	2742	(16)
HEPS	4041	3522	(13)
NAV per Barloworld ordinary share	5 0813	5 0964	0

TNAV per Barloworld ordinary share	3 8863	3 9514	2

Impact on Barloworld ordinary shareholders

	Barloworld after the unbundling of PPC (cents)	Barloworld after the unbundling of Coatings (cents)	Coatings earnings/ value per Barloworld share	Barloworld after the unbundling combined (cents)	change %
EPS	3251	2742	555	329	1
HEPS	4041	3522	555	407	1
NAV per Barloworld ordinary share	5 0813	5 0964	2716	5 367	6
TNAV per Barloworld ordinary share	3 8863	3 9514	2216	4 172	7

Notes:

1. The EPS and HEPS, as set out in the "Barloworld after the unbundling of PPC" column of the table, have been extracted from the PPC unbundling circular, are based on the results of the Barloworld Group for the six months ended 31 March 2007 and have been calculated based on a weighted average of 201 686 000 Barloworld ordinary shares in issue for the period to 31 March 2007.
2. The EPS and HEPS, as set out in the "Barloworld after the unbundling of Coatings" column of the table, have been calculated on the earnings of Barloworld excluding Coatings, based on a weighted average of 201 686 000 Barloworld ordinary shares in issue for the period to 31 March 2007.
3. The NAV and TNAV per Barloworld ordinary share, as set out in the "Barloworld after the unbundling of PPC" column of the table, have been extracted from the PPC unbundling circular and calculated based on 203 345 000 Barloworld ordinary shares in issue at 31 March 2007.
4. The NAV and TNAV per Barloworld ordinary share, as set out in the "Barloworld after the unbundling of Coatings" column of the table, have been calculated on the Balance Sheet of Barloworld excluding Coatings, based on 203 345 000 Barloworld ordinary shares in issue at 31 March 2007.
5. The EPS and HEPS, as set out in the "Coatings earnings/ value per Barloworld share" column of the table, have been calculated on the reviewed earnings of Coatings for the six months to 31 March 2007, based on a weighted average of 201 686 000 Coatings shares and the entitlement ratio.

The NAV and TNAV, as set out in the "Coatings earnings/ value per Barloworld share" column of the table, have been calculated on the reviewed balance sheet of Coatings at 31 March 2007, based on 203 345 000 Coatings shares and the entitlement ratio.

7. Directors` opinion and recommendation

The directors are of the opinion that the unbundling has a sound business rationale and will be to the benefit of Barloworld ordinary shareholders and recommend that Barloworld ordinary shareholders entitled to vote at the general meeting vote in favor of the resolutions necessary to implement the unbundling. The directors intend to vote their respective shares in Barloworld in favor of the resolutions required to implement the unbundling.

8. General meeting

The general meeting of Barloworld shareholders will be held at the registered

office of Barloworld, 180 Katherine Street, Sandton, at 12:00 on Friday, 23 November 2007 to consider and, if deemed fit, pass, with or without modification, the resolutions required in order to implement the unbundling.

9. Circular to shareholders

A circular, including the notice convening the general meeting, together with the Coatings pre-listing statement, which documents contain full details of the unbundling, is being posted to Barloworld shareholders today, 8 November 2007. Copies of these documents will be available for inspection at the registered office of Barloworld, 180 Katherine Street, Sandton, during normal office hours from the date of issue of this circular up to and including the date of the general meeting.

8 November 2007

Investment bank and transactional sponsor

Standard Bank

Sponsor

JP Morgan

Date: 08/11/2007 12:23:32 Produced by the JSE SENS Department.

Close This Window

24

Barloworld -- year end results Freeworld Coatings 14 Nov 2007
Barloworld Limited
(Incorporated in the Republic of South Africa)
Registration number 1918/000095/06
Ordinary share code: BAW
ISIN: ZAE000026639
Preference share code: BAWP
ISIN: ZAE000026647
("Barloworld" or "the Company")

FREEWORLD COATINGS LIMITED AUDITED RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2007

INTRODUCTION

In the announcement released by Barloworld earlier today informing Barloworld shareholders of the salient terms of the proposed unbundling of Barloworld's shareholding in Freeworld Coatings Limited ("Freeworld Coatings" or the "Company"), formerly the coatings division of Barloworld, Barloworld advised shareholders that a pre-listing statement in respect of Freeworld Coatings has been posted together with the unbundling circular today, 8 November 2007. The unbundling circular and pre-listing statement are also available on Barloworld's website and at the registered office of Barloworld, being 180 Katherine Street, Sandton, 2146, Johannesburg, South Africa.

The pre-listing statement contains information relating to Freeworld Coatings, including detailed financial information for the three financial years ended 30 September 2007. As Barloworld will only be releasing its financial results, and hence Freeworld Coatings' financial results, after the posting of the pre-listing statement, Barloworld hereby releases the income statement, balance sheet and cash flow statement in respect of Freeworld Coatings for the three financial years ended 30 September 2007, as well as further information relating to Freeworld Coatings.

While the unbundling remains at the discretion of shareholders, this announcement and the pre-listing statement have been prepared on the assumptions that the ordinary resolutions proposed in the notice of general meeting forming part of the Barloworld unbundling circular will be passed at the general meeting of shareholders of Barloworld to be held on Friday, 23 November 2007, and to the extent applicable, will be registered, that the required exemption in relation to US securities legislation is obtained and that the unbundling by Barloworld of its investment in Freeworld Coatings, details of which are reflected in the Barloworld circular, will be implemented.

Should Barloworld shareholders approve the unbundling, the Issuer Services Division of the JSE Limited ("JSE") has approved the listing of the Freeworld Coatings ordinary shares in the Specialty Chemicals sub-sector of the "Chemicals" sector of the JSE lists under the name "Freeworld Coatings", with effect from the commencement of business on Monday, 3 December 2007.

INFORMATION RELATING TO FREEWORLD COATINGS

Freeworld Coatings is a leader in the manufacture of decorative, automotive and industrial coatings in all Southern African territories. The Company is capable of providing full systems solutions and approaches across sectors ranging from architectural coatings to performance coatings and related products. Freeworld Coatings has factories in Durban, Port Elizabeth, Cape Town and Johannesburg and operations in Botswana, Malawi, Namibia, Swaziland and Zambia. Products are marketed and sold throughout these countries and other sub-Saharan African countries. The Company is also present in China and Australia and exports to a number of countries. Internationally, Freeworld Coatings is regarded as a world-class player and is currently the 31st largest coatings company in the world. Freeworld Coatings is well-positioned in terms of experience, product offering and access to leading edge technology to further grow and successfully expand its presence in chosen markets and geographical locations.

Market and brand leadership

Freeworld Coatings is a leading marketer of decorative, and automotive and industrial coatings in South Africa and throughout the Southern African region, supplying approximately 30% and 27% of the requirements of those markets, respectively.

Freeworld Coatings' products are regarded as iconic brands within the markets they serve, with a strong reputation for quality, and attract a loyal customer base. Freeworld Coatings supplies brands including Plascon, Plascon Professional, Crown, Polycell, Midas and Earthcote to consumers and commercial enterprises.

The Midas and Earthcote brands are marketed and sold through 54 franchise stores throughout South Africa with a further five located in Mauritius, Edinburgh, Antwerp, Amsterdam and Windhoek.

Within the industrial and furniture markets throughout Southern Africa the Company is well-known as a supplier of specialised coatings under the Plascon, Maeder and International brands.

In the automotive industry, Freeworld Coatings supplies both vehicle manufacturers and the refinish industries in Southern Africa with products under the Plascon, Spies Hecker, Standox and DuPont brands.

In addition, through International Chemical Corporation (Proprietary) Limited ("ICC"), Freeworld Coatings produces and supplies colourant systems throughout South Africa and exports them to an increasing number of countries.

Complementary products, which include a wide range of paint brushes and rollers, are marketed to commercial enterprises and the do-it-yourself market under the premier Hamilton Brush brand.

Established customer base

Freeworld Coatings operates successfully across many sectors of the South African economy, serving major customers with whom it has long-established relationships through well-developed supply channels. Major customers in the various channels include Iliad Africa Group, Massmart Group, Mica Hardware Group, Penny Pinchers Group, Spar Build-it, Murray & Roberts, Group Five, major asset owners such as Sanlam, Old Mutual and Investec, BMW, Ford, General Motors, Mercedes, Nissan, Toyota, Volkswagen, Afrox, Bell Equipment and Transnet.

Freeworld Coatings also counts a significant number of independently owned hardware and paint specialist outlets as customers, with a national footprint across South Africa.

Experienced management team

The Freeworld Coatings management team has an established track record and a strong base of experience, which is reflected by achieving top quintile returns (in comparison to its global peer group) and successfully integrating strategic acquisitions into the business. Since 2002 the management team has increased turnover from R1 288 million to R2 348 million and operating profit from R92.2 million to R383 million.

STRATEGY AND PROSPECTS

Freeworld Coatings is optimistic about the opportunities and growth prospects available in South Africa and internationally. The Company's strategy is to be a world-class, commercially sensible and socially responsible company with a presence in selected high growth multi-national geographies, in which all the products and solutions offered can become leaders in their respective markets.

The emerging middle class, post the 1994 elections, and the build up to the 2010 Soccer World Cup are also fuelling the Company's growth. Freeworld Coatings is well-positioned to benefit from the resulting increase in:
?infrastructure spend;
?housing development; and
?vehicle sales,
to be achieved as a result of South Africa's economic growth.

Freeworld Coatings is intent on significantly growing its size and international presence in an industry which is undergoing rapid consolidation, thereby positioning itself over time as one of the largest global paint competitors.

In order to achieve this, Freeworld Coatings has developed a strategy which includes:
?targeting selective acquisitions which complement and further its vision;
?building its premium and other appropriate brands;
?aligning the distribution channels to market;
?lowering overall business system costs by internationally rolling out the new business model under development in China;

?continued investment in research and development, as well as accessing world-class and leading coatings technology through its membership, inter alia, of the Coatings Research Group Institute and Nova groups;
?further developing the role of tinting systems;
?continually reviewing product ranges in terms of composition, characteristics and functionality;
?focusing on innovation by fully capitalising on the research and development facilities in Alberton (new product development) and Stellenbosch (polymer research); and
?further developing Freeworld Coatings' already well-established relationships with its international partners which include, inter alia, Akzo Nobel and DuPont.

Additional growth is also expected through partnerships with global textured coating manufacturers, providing access to the textured coating sector in regions where Freeworld Coatings currently has a presence.

With the ever increasing pressure from a regulatory and environmental perspective to reduce and ultimately eliminate volatile organic compounds ("VOC") from world coatings, the colourant business is ideally placed to leverage its "zero VOC technology" and know-how into other markets. Such markets will include Europe and Asia where stringent environmental targets have been legislated and which presents vast markets which Freeworld Coatings is successfully penetrating.

Freeworld Coatings' strategy is underpinned by the "value-based management" philosophy which seeks to create value for all its stakeholders including: shareholders, employees, customers, principals and suppliers as well as the communities in which the Company operates. Historically, the business has been achieving returns well in excess of its cost of capital, with a place in the top quintile of performers in the global coatings industry.

HISTORICAL FINANCIAL INFORMATION

The financial information set out below incorporates the effects of various acquisitions and disposals which took place during the period 2004 to 2007 and the effects of the corporatisation process to allow Barloworld to list and unbundle the Company separately on the JSE.

Basis of preparation

The financial information of Freeworld Coatings for the three years ended 30 September 2005, 30 September 2006 and 30 September 2007 is set out below. The financial statements are prepared in accordance with the accounting policies of the Company.

Commentary

2007
Revenue increased by 16% to R2 347 million buoyed by continued volume growth, particularly in the decorative segment and coupled with the results of the Company's automotive refinish distributor, Prostart Investments and the niche specialist coatings manufacturer, Midas Earthcote which were acquired during 2006, being recorded for a full year.

Operating profit rose by 16.2% to R383 million, before fair value adjustments of R7.6 million and the operating margin remained at 16.3%.

The decorative coatings division performed strongly, recording a 14% increase in revenues and increased operating profit by 18% to R262 million. Barloworld Plascon returned another solid performance although it was a much tougher year in many respects. Overall, the market remained firm, despite a run of interest rate increases and volumes continued to improve. Margins however remained under pressure on the back of strong commodity and oil prices. The Company's ongoing investment in the brand resulted in a more than satisfactory performance from the Plascon flagship brands of Double Velvet, Wall & All, Velvaglo, Cashmere and Micatex. In addition, the Company also saw excellent growth in its economy brands. The industrial business had a very successful year, growing at 24% on the back of strong demand from the mobile machinery and protective coatings segments with roadmarking paint levelling out after last year's strong growth. The African territories also posted a very strong performance with turnover increasing by 18%.

The performance coatings division overall posted a solid result with operating profit increasing by 12% to R130 million. However, individual performances were mixed with colourants recording strong growth both domestically as well as into export markets. The automotive original equipment manufacturer sector experienced a difficult year due to the general slow down in vehicle sales, the component supply industry strike, and slower than planned for completion of the waterborne technology paint shops at Toyota and Volkswagen. The automotive refinish sector had a successful year marked by volume growth across the product range, the introduction of new products and technologies to the market and the completion of a development laboratory in Alberton. The Prostart distribution business, which was acquired last year, continues to more than meet expectations as a result of the broadening of the product base supply to the bodyshop industry. The Complementary products business comprising Hamilton Brush and Midas Earthcote posted solid returns, notwithstanding challenging market conditions.

The new warehouse facility for architectural/decorative coatings divisions and automotive coatings divisions in Port Elizabeth was completed, which will allow rationalisation of Freeworld Coatings logistical network in the Eastern Cape. The Mobeni Site upgrade included in the capex plans over the period 2006 - 2009 has continued through the year with improvements to workflow and the consolidation of sister companies on the site.

CONSOLIDATED BALANCE SHEET
at 30 September

	2007 R'000	2006 R'000	2005 R'000
ASSETS			
Non-current assets	3 139 238	450 347	321 708
Property, plant and equipment	528 769	234 804	169 403
Goodwill	1 721 356	30 981	21 044
Intangible assets	767 471	72 106	17 176
Investment in associates	85 303	82 809	87 464
Finance lease receivables	536	746	-
Long-term financial assets	10 283	6 884	-
Deferred taxation assets	25 520	22 017	26 621
Current assets	848 539	805 964	608 648
Inventories	361 595	344 666	257 575
Trade and other receivables	439 758	436 408	331 451
Taxation	514	2 572	5 438
Cash and cash equivalents	46 672	22 318	14 184
Total assets	3 987 777	1 256 311	930 356
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium	2 418 796	12 751	12 751
Other reserves	-	6 732	857
Retained income	-	353 942	298 193
Interest of shareholders	2 418 796	373 425	311 801
Minority interest	20 144	15 781	1 125
Shareholder loans	22 187	300 369	188 963
Interest of all shareholders	2 461 127	689 575	501 889
Non-current liabilities	53 100	26 210	57 569
Interest bearing liabilities	4 349	6 094	-
Deferred taxation liabilities	4 468	11 233	13 396
Provisions	21 501	8 883	44 173
Other non-interest bearing	22 782	-	-
Current liabilities	1 473 550	540 526	370 898
Trade and other payables	466 505	401 256	321 850
Provisions	6 921	17 494	2 615
Taxation	11 593	10 566	5 519
Amounts due to bankers and short-term loans	6 976	111 210	40 914
Amounts due to holding company	981 555	-	-
Total equity and liabilities	3 987 777	1 256 311	930 356

As part of the corporatisation process to allow Barloworld to list and unbundle the coatings division separately on the JSE, a new holding company for the coatings division was incorporated in August 2007 (namely Freeworld Coatings Limited). On 28 September 2007, as part of the corporatisation process, assets were sold across to their new entities within the

corporatised coatings division at market value. This resulted in a R212 million revaluation of property, the inclusion of the Plascon intellectual property at R686 million and a goodwill figure of R1 690 million. This was financed by issuing 181 319 537 shares at a premium resulting in share capital and share premium of R2 419 million and debt/loan funding of R982 million.

CONSOLIDATED INCOME STATEMENT
for the year ended 30 September

	2007 R'000	2006 R'000	2005 R'000
CONTINUING OPERATIONS			
Revenue	2 347 531	2 025 167	1 638 964
Operating profit	383 024	329 528	267 489
Fair value adjustments on financial instruments	(7 560)	8 853	(297)
Finance costs	(17 735)	(14 080)	(11 899)
Income from investments	8 653	8 436	7 884
Profit before exceptional items	366 382	332 737	263 177
Exceptional items	4 447	(1 819)	10 244
Profit before taxation	370 829	330 918	273 421
Taxation	(111 070)	(95 387)	(82 693)
Profit after taxation	259 759	235 531	190 728
Income from associates and joint ventures	14 778	18 076	19 905
Net profit	274 537	253 607	210 633
Attributable to:			
Minority shareholders	4 562	3 547	233
Shareholders	269 975	250 060	210 400
	274 537	253 607	210 633
Earnings per share attributable to shareholders			
Issued ordinary shares ('000)	181 320	181 320	181 320
Earnings per share (cents)	149	38	16
Headline earnings per share (cents)	147	139	110

In terms of the unbundling process there is a stated intention of having a 1 for 1 entitlement ratio in terms of the shares issued by Freeworld Coatings, relative to the current number of Barloworld shares in issue. This full amount of shares had not been issued at 30 September 2007, and hence the computation of the EPS and HEPS has been calculated on the shares actually issued at that date. Had the full amount of shares been issued, the EPS and HEPS would have been approximately 12% lower in each year.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 September

	2007 R'000	2006 R'000	2005 R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	2 344 181	1 920 210	1 584 880
Cash paid to employees and suppliers	(1 903 721)	(1 603 109)	(1 371 840)
Cash generated from operations	440 460	317 101	213 040
Finance costs	(17 735)	(14 080)	(11 899)
Realised fair value adjustments on financial instruments	(7 560)	8 853	(297)
Dividends received from associates	12 436	23 459	9 923
Interest received	8 653	8 436	7 884
Taxation paid	(107 172)	(92 649)	(112 465)
Cash flow from operations	329 082	251 120	106 186
Dividends paid (including minority shareholders)	(7 749)	(198 396)	(305 794)
Cash inflow/(outflow) from operating activities	321 333	52 724	(199 608)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of subsidiaries, investments and intangibles	15 819	(116 722)	(17 935)
Proceeds on disposal of subsidiaries, investments and intangibles	20 018	3 887	3 663
Acquisition of long-term financial assets	(3 189)	-	-
Acquisition of other property, plant and equipment	(103 388)	(94 522)	(47 460)
Replacement capital expenditure	(76 048)	(48 259)	(40 686)
Expansion capital expenditure	(27 340)	(46 263)	(6 774)
Acquisition of intangible assets	(15 796)	-	-
Proceeds on disposal of property, plant and equipment	13 709	9 102	3 787
Net cash used in investing activities	(72 827)	(198 255)	(57 945)
Net cash inflow/(outflow) before financing activities	248 506	(145 531)	(257 553)
CASH FLOWS FROM FINANCING ACTIVITIES			
(Repayment)/Proceeds of long-term borrowings	(257 145)	97 181	32 781
Increase in short-term interest bearing liabilities	32 641	56 484	25 578
Net cash from financing activities	(224 504)	153 665	58 359
Net increase/(decrease) in cash and cash equivalents	24 002	8 134	(199 194)

Cash and cash equivalents at beginning of year	22 317	14 184	213 378
Effect of foreign exchange rate movement	353	-	-
Cash and cash equivalents at end of year	46 672	22 318	14 184

Please refer to the pre-listing statement for further details on accounting policies and notes to the historical financial statements, as well as the pro forma financial effects of the debt/loan funding of R982 million on the income statement for the financial year ended 30 September 2007.

Barloworld shareholders are advised that this announcement is not required in terms of the JSE Listings Requirements but is being released by Barloworld for information purposes only.

8 November 2007
Johannesburg

Sponsor
JP Morgan

Close This Window

BAW / BAWP - Barloworld Limited - Results Of Gener

23 Nov 2007

25

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Results Of General Meeting
Barloworld Limited
(Incorporated in the Republic of South Africa)
Registration number 1918/000095/06
Ordinary share code: BAW
ISIN: ZAE000026639
Preference share code: BAWP
ISIN: ZAE000026647
("Barloworld")
RESULTS OF BARLOWORLD GENERAL MEETING
Further to the Barloworld General Meeting held today, 23 November 2007, Barloworld shareholders are advised that the resolutions required in order to implement the unbundling of Freeworld Coatings Limited ("Freeworld Coatings") ("the unbundling") were passed by the requisite majority.
Accordingly, Barloworld shareholders are advised that all conditions precedent to the unbundling have now been met, and are reminded of the following dates:

* last day to trade in Barloworld ordinary shares on the JSE Limited ("JSE") in order to participate in the unbundling on Friday, 30 November 2007;
* Barloworld shares trade "ex" entitlement to all the ordinary shares held by Barloworld in the issued share capital of Freeworld Coatings ("Freeworld Coatings distribution shares") from commencement of business on Monday, 3 December 2007;
* Freeworld Coatings shares commence trading under the JSE share code FWD and ISIN ZAR000109450 on Monday, 3 December 2007;
* record date to participate in the unbundling on Friday, 7 December 2007 ("record date"); and
* effective date of the unbundling on Monday, 10 December 2007.

Share certificates in respect of the Freeworld Coatings distribution shares will be posted, by registered post, to certificated Barloworld ordinary shareholders recorded in the Barloworld shareholders register on the record date, at the risk of the certificated Barloworld ordinary shareholders concerned, and dematerialised Barloworld ordinary shareholders will have their accounts at the Central Securities Depository Participant ("CSDP") or broker updated with the Freeworld Coatings distribution shares on Monday, 10 December 2007.
Barloworld shareholders may not dematerialise or re-materialise their Barloworld shares between Monday, 3 December 2007 and Friday, 7 December 2007, both days inclusive.
Johannesburg
23 November 2007
Investment bank and transaction sponsor
Standard Bank
Attorneys
Bowman Gilfillan
Reporting accountants, tax advisors and independent auditors
Deloitte and Touche
Sponsor
JPMorgan
Date: 23/11/2007 14:00:25 Produced by the JSE SENS Department.

Close This Window

26

Close This Window

BAW / BAWP - Barloworld - Changes To Board Of Directors

11 Dec 2007

BAW BAWP
BAW
BAW / BAWP - Barloworld - Changes To Board Of Directors
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

CHANGES TO BOARD OF DIRECTORS

It is hereby announced that pursuant to the listing and unbundling of Freeworld Coatings Limited from Barloworld Limited, Mr AJ Lamprecht retired from the Barloworld Limited board with effect from 10 December 2007.

11 December 2007
SANDTON
Sponsor: JPMorgan
Date: 11/12/2007 10:51:07 Produced by the JSE SENS Department.

Close This Window

Close This Window

BAW / BAWP - Barloworld - South African Tax Consid 12 Dec 2007

27

BAW BAWP
BAW
BAW / BAWP - Barloworld - South African Tax Considerations Regarding The Unbundling Of Shares In Freeworld Coatings Limited ("Freeworld Coatings")
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Ordinary share code: BAW)
(ISIN: ZAE000026639)
(Preference share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

SOUTH AFRICAN TAX CONSIDERATIONS REGARDING THE UNBUNDLING OF SHARES IN FREEWORLD COATINGS LIMITED ("FREEWORLD COATINGS")

INTRODUCTION

In the circular issued to Barloworld shareholders on 8 November 2007, Barloworld informed its shareholders of the proposed unbundling and distribution of the shares held by Barloworld in Freeworld Coatings ("Freeworld Coatings distribution shares") to Barloworld ordinary shareholders recorded in the register at the close of business on 7 December 2007 ("the record date"), to be effected by way of a distribution in specie on 10 December 2007 in terms of section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, in the ratio of one Freeworld Coatings distribution share for every Barloworld ordinary share held on the record date.

The purpose of this announcement is to advise Barloworld ordinary shareholders of the closing prices of the Freeworld Coatings distribution shares and the Barloworld ordinary shares on 11 December 2007, the day after the distribution of the Freeworld Coatings distribution shares, and the ratio in which the expenditure incurred and/or the valuation date value of the Barloworld ordinary shares (or the deemed expenditure incurred and/or deemed valuation date value after taking into account the effect of the unbundling of Pretoria Portland Cement Company Limited on 16 July 2007) must be allocated to the Freeworld Coatings distribution shares and the Barloworld ordinary shares ("the apportionment ratio").

Shareholders are advised in all circumstances to seek their own advice regarding taxation.

APPORTIONMENT RATIO

The apportionment ratio is 91.4% relating to a Barloworld ordinary share and 8.6% relating to a Freeworld Coatings distribution share based on the share prices of Barloworld and Freeworld Coatings as at 17:00 on 11 December 2007 of R114.40 and R10.75, respectively.

Johannesburg
12 December 2007
Investment bank and transaction sponsor
Standard Bank
Attorneys
Bowman Gilfillan
Reporting accountants, tax advisors and independent auditors
Deloitte
Sponsor
JP Morgan
Date: 12/12/2007 15:48:28 Produced by the JSE SENS Department.

Close This Window

END